                                                Filed pursuant to Rule 424(b)(5)
                                                of the Securities Act of 1933,
                                                as amended, and relating to
                                                Registration Number 333-56878


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 19, 2001)

                                [CHARTERED LOGO]
                  (INCORPORATED IN THE REPUBLIC OF SINGAPORE)

    We are offering holders of our ordinary shares rights to buy new ordinary shares at S$1.00 per new ordinary share and holders of our American Depositary Shares, or ADSs, rights to buy new ADSs at an indicative price of US$5.71 per new ADS. The rights constitute warrants under U.S. law.

    As of August 31, 2002, we had 1,387,024,504 ordinary shares outstanding (directly or in the form of ADSs). Based on this number, we expect to issue 1,109,619,603 new ordinary shares (directly or in the form of ADSs) in this offering. We expect our gross proceeds from this offering to be approximately US$634 million, our expenses (including commissions and fees) to be approximately US$8 million and our net proceeds to be approximately US$626 million.

    Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd, our two largest shareholders, have committed to exercise all of their primary rights and to subscribe for 671,255,503 new ordinary shares, which represents their pro rata portion of the new ordinary shares we expect to issue in this offering, for an aggregate amount of approximately US$384 million. Merrill Lynch (Singapore) Pte. Ltd., or Merrill Lynch, has agreed to act as manager in this offering and has agreed, on a firm commitment basis, to purchase up to 438,364,100 new ordinary shares that are not subscribed for pursuant to this offering, for an aggregate amount of up to approximately US$250 million. Merrill Lynch will place these ordinary shares in Singapore or elsewhere outside the U.S. pursuant to Regulation S under the U.S. Securities Act of 1933. The other institutions named on this cover page have agreed with Merrill Lynch to act as sub-underwriters.

IF YOU OWN ADSS (ALL TIMES ARE NEW YORK CITY TIME):             IF YOU OWN ORDINARY SHARES (ALL TIMES ARE SINGAPORE TIME):
- You will receive eight primary ADS rights for every ten       - You will receive eight primary ordinary share rights for
  ADSs you own as of 5:00 p.m. on September 17, 2002.             every ten ordinary shares you own as of 5:00 p.m. on
- One primary ADS right allows you to subscribe for one new       September 18, 2002.
  ADS. One ADS represents ten ordinary shares.                  - One primary ordinary share right allows you to subscribe
- The indicative ADS subscription price is US$5.71 per new        for one new ordinary share.
  ADS. However, to validly subscribe for new ADSs, you will     - The ordinary share subscription price is S$1.00 per new
  need to deliver to the ADS rights agent US$6.00 for each new    ordinary share.
  ADS you wish to subscribe, which is 105% of the indicative    - The last date and time for trading of ordinary share
  ADS subscription price, in order to account for possible        rights is 5:00 p.m. on October 1, 2002.
  exchange rate fluctuations. The definitive ADS                - The last date and time for splitting provisional allotment
  subscription price will be the U.S. dollar equivalent of        letters is 4:45 p.m. on October 1, 2002.
  the ordinary share subscription price of S$1.00,              - The last date and time for acceptance and payment for new
  multiplied by ten, based on the U.S. dollar to Singapore        ordinary shares pursuant to primary ordinary share rights is
  dollar exchange rate on October 7, 2002.                        4:45 p.m. (9:30 p.m. for electronic applications) on
- The last date and time for trading of ADS rights is 4:00        October 7, 2002. Ordinary share rights not validly
  p.m. on October 4, 2002.                                        exercised will expire without value.
- The last date and time to subscribe for new ADSs pursuant     - The last date and time for renunciation and payment for
  to primary ADS rights is 5:00 p.m. on October 4, 2002. ADS      new ordinary shares pursuant to primary ordinary share
  rights not validly exercised will expire without value.         rights is 4:45 p.m. on October 7, 2002.
- If this offering is not fully subscribed pursuant to          - If this offering is not fully subscribed pursuant to
  primary rights, unsubscribed new ordinary shares may be         primary rights, unsubscribed new ordinary shares may be
  subscribed for (in the form of ADSs) pursuant to secondary      subscribed for (in the form of ordinary shares) pursuant
  ADS rights. The last date and time to subscribe and pay         to secondary ordinary share rights. The last date and time
  for new ordinary shares (in the form of ADSs) pursuant to       to subscribe and pay for new ordinary shares pursuant to
  secondary ADS rights is 5:00 p.m. on October 4, 2002.           secondary ordinary share rights is 4:45 p.m. (9:30 p.m.
                                                                  for electronic applications) on October 7, 2002.

                             ---------------------
                                   LISTINGS:

- Trading in the ADS rights on the Nasdaq National Market,     - Our ordinary shares are traded on the Singapore Exchange
  or Nasdaq, is expected to commence on September 18, 2002       Securities Trading Limited, or the Singapore Exchange, under
  and continue until October 4, 2002.                            the symbol "Chartered". The ordinary share rights have
- Our ADSs are quoted on Nasdaq under the symbol "CHRT". The     been approved for quotation on the Singapore Exchange
  ADS rights have been approved for quotation on Nasdaq          under the symbols "Chartered R" and "Chartered R800".
  under the symbol "CHRTR".                                    - Application has been made and approval-in-principle has
                                                                 been obtained from the Singapore Exchange for the listing
                                                                 and quotation of all the new ordinary shares arising from
                                                                 this offering, which will commence after all the ordinary
                                                                 share certificates in respect of the new ordinary shares
                                                                 have been issued and notification letters from The Central
                                                                 Depositary (Pte) Limited, or CDP, have been dispatched.

                             ---------------------
     INVESTING IN OUR ORDINARY SHARES AND ADSS INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE S-14 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF THOSE RISKS. THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT, OR OTHER PROFESSIONAL ADVISOR.

    Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense in the United States.

    A copy of this document was lodged with the Monetary Authority of Singapore, or the MAS, on September 14, 2002. The MAS assumes no responsibility for the contents of this document. Lodgment of this document with the MAS does not imply that the Securities and Futures Act 2001, No. 42 of 2001 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the merits of the new ordinary shares or ADSs being offered or in respect of which an invitation is made, for investment. No ordinary shares or ADSs shall be allotted or allocated on the basis of this document later than six months after the date of lodgment of this document.
                             ---------------------
                      MERRILL LYNCH (SINGAPORE) PTE. LTD.

THE DEVELOPMENT BANK OF       OVERSEA-CHINESE BANKING       UNITED OVERSEAS BANK
       SINGAPORE LTD            CORPORATION LIMITED            LIMITED
                             ---------------------
          The date of this prospectus supplement is September 14, 2002

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Summary.....................................................    S-5
  The Company...............................................    S-5
  Reasons for this Offering.................................    S-6
  Use of Proceeds...........................................    S-6
  Recent Financial Developments.............................    S-6
Summary of the Offering.....................................    S-8
Risk Factors................................................   S-14
Forward Looking Statements..................................   S-15
Dividend Policy.............................................   S-16
Price Range of Our ADSs and Ordinary Shares.................   S-17
Capitalization..............................................   S-18
Dilution....................................................   S-19
Exchange Rates..............................................   S-20
Selected Financial Information..............................   S-21
Management's Discussion and Analysis of Financial Condition
  and Results of Operation..................................   S-23
Directors...................................................   S-41
The Offering................................................   S-43
Description of Ordinary Shares..............................   S-58
Description of American Depositary Shares...................   S-59
Taxation....................................................   S-60
Plan of Distribution........................................   S-68
Experts.....................................................   S-70
General and Statutory Information...........................   S-71
Incorporation by Reference..................................   S-82
Financial Statements Index..................................    F-1

                                   PROSPECTUS

                                                               PAGE
                                                               ----
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Incorporation by Reference..................................     2
Chartered Semiconductor Manufacturing Ltd...................     3
Recent Developments.........................................     3
Forward-Looking Statements..................................     5
Risk Factors................................................     6
Use of Proceeds.............................................    18
Ratio of Earnings to Fixed Charges..........................    19
Description of Debt Securities..............................    19
Description of Ordinary Shares..............................    27
Description of American Depositary Shares...................    30
Description of Preference Shares............................    37
Description of Warrants.....................................    38
Selling Shareholders........................................    38
Plan of Distribution........................................    39
Legal Matters...............................................    41
Experts.....................................................    41

                             ----------------------
     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE DATE OF THE ACCOMPANYING PROSPECTUS, RESPECTIVELY, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALES OF THE SECURITIES.

     In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, all references to "Chartered," "our company," "we," "our" and "us" refer to Chartered Semiconductor Manufacturing Ltd, a limited liability company incorporated in the Republic of Singapore, and its subsidiaries. When we refer to "Singapore dollars" and "S$," we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$," we are referring to United States dollars, the legal currency of the United States. In this prospectus supplement, any discrepancies in any table between totals and the sum of the amounts listed are due to rounding.

     When we refer to the "noon buying rate," we are referring to the noon buying rate in New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     When we refer to "rights," we are referring to primary rights and secondary rights, collectively. When we refer to "primary rights," we are referring to primary ADS rights and primary ordinary share rights, collectively. When we refer to "secondary rights," we are referring to secondary ADS rights and secondary ordinary share rights, collectively. References to "ADS rights" refer to primary ADS rights and secondary ADS rights and references to "ordinary share rights" refer to primary ordinary share rights and secondary ordinary share rights.

     Consistent with the Singapore market practice, primary ordinary share rights are transferable, whereas secondary ordinary share rights are non-transferable. Therefore, if you purchase ordinary share rights you will not be entitled to secondary ordinary share rights. Consistent with the U.S. market practice, each secondary ADS right is part of the corresponding primary ADS rights, and accordingly, upon transfer of a primary ADS right, its corresponding secondary ADS right will be transferred along with such primary ADS right (except with respect to exchanges of ADS rights to primary ordinary share rights, as discussed in more detail in "The Offering -- Section C: Exchange Privileges -- Exchange of ADS Rights for Primary Ordinary Share Rights").

     The Singapore Exchange takes no responsibility for the correctness of any statements made, opinions expressed or reports contained in this document. Admission to the Official List of the Singapore Exchange and the listing and quotation of the new ordinary shares are in no way reflective of our merits, the merits of our subsidiaries, this offering and the new ordinary shares.

     We will not distribute any ordinary share rights to any person registered as a holder of ordinary shares in our registers of ordinary shareholders if such person does not have an address for the service of notices and other documents in Singapore, the United States or such other jurisdiction (if any) as we may announce on or prior to September 18, 2002, the ordinary share books closure date. In addition, a person who does not have an address for the service of notices and other documents in Singapore, the United States or such other announced jurisdiction (if any) may not validly subscribe for and will not receive any new ordinary shares by exercising any ordinary share rights. Such persons may subscribe for or purchase new ordinary shares through a nominee in Singapore, the United States or such other announced jurisdiction (if any), in accordance with the following:

UNITED KINGDOM

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in the United Kingdom in accordance with applicable securities laws only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public

Offers of Securities Regulations 1995 (as amended) and otherwise in compliance with all applicable provisions of the Financial Services and Markets Act 2000.

HONG KONG

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in Hong Kong in accordance with applicable securities laws only to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong.

THE NETHERLANDS

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made, directly or indirectly, only to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of profession or trade.

OTHER JURISDICTIONS

     The distribution of this prospectus supplement and the offer of the rights, ordinary shares and ADSs may be restricted by law in certain jurisdictions, and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. No rights, ordinary shares or ADSs may be allocated, offered for sale or purchase, or be sold or delivered in any jurisdiction where to do so would violate any securities laws or regulations in any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration, other than as described above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

AUSTRALIA, CANADA, CHINA AND JAPAN

     Due to restrictions under the securities laws of Australia, Canada, China and Japan, persons who are residents of these jurisdictions shall not be permitted to acquire rights, ordinary shares or ADSs, and we will not transfer, sell or deliver rights, ordinary shares or ADSs to such persons.

                                    SUMMARY

                                  THE COMPANY

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, including communications applications such as cable modems, wireless, Gigabit Ethernet, ATM and ADSL. Our top five customers for the year 2001 were Agilent Technologies, Broadcom, ST Microelectronics, Brilliance Semiconductor and Ricoh.

     We currently own, or have an interest in, six fabrication facilities, all of which are located in Singapore. Our sixth fab, Fab 7, our first all copper 300-mm facility, has been facilitized and is ready for equipment installation. Based on our current assessment of market demand, initial production from Fab 7 is expected in the late third quarter of 2003. We have service operations in 12 locations and in eight countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of August 31, 2002, we were 60.5% owned by Singapore Technologies Pte Ltd, or ST, and its affiliate, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

     We own a 51% equity interest in Chartered Silicon Partners Pte Ltd, or CSP, which was formed in March 1997 and which currently owns and operates Fab 6. The other shareholders of CSP are EDB Investments Pte. Ltd., which owns 26.5%, Agilent Technologies Europe B.V., which owns 15%, and Singapex Investments Pte. Ltd., which owns 7.5%. We also own a 49% equity interest in Silicon Manufacturing Partners Pte Ltd, or SMP, which was formed in January 1998 and which currently operates Fab 5. Agere Systems Singapore Pte. Ltd. owns the remaining 51%.

     Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 6362-2838. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

                           REASONS FOR THIS OFFERING

     We believe our sector has strong long-term growth potential supported by three major trends: overall semiconductor industry growth driven by the pervasive use of integrated circuits, increased outsourcing from IDMs (Integrated Device Manufacturers) and the increasing importance and prevalence of high-growth fabless semiconductor companies.

     Our goal in this offering is to position for this growth by providing for our ongoing investment needs while maintaining our strong existing financial position. The net proceeds of this offering will help us strengthen our balance sheet and improve our debt-to-equity level. More importantly, the additional liquidity from this offering will give us the flexibility to respond quickly to market growth opportunities and further strengthen our business.

     As of June 30, 2002, our cash balance was approximately US$831 million and we had credit facilities of over US$620 million. This liquidity position supports our expected capital expenditures of approximately US$500 million for this year (of which US$169 million has been incurred as of June 30, 2002). As of the same date, we had approximately US$1,120 million in outstanding debt (maturing between 2002 and 2006, with approximately 60% due and payable in 2006), resulting in a gross debt-to-equity ratio of 0.8 and a net debt position of approximately US$289 million. We expect to continue drawing on existing credit facilities to support our 0.18-micron and 0.13-micron capacity expansion in Fab 6, given the relatively stronger demand for these advanced technologies. The continued use of credit facilities will raise our debt level. The net proceeds of this offering will help to moderate our gross debt-to-equity ratio going forward. On a pro forma basis as of June 30, 2002, the proceeds from this offering will lower our gross debt-to-equity ratio to 0.6 and place us in a positive net cash position. We believe that this prudent approach to capital management is in the interest of all our shareholders.

     As semiconductor market conditions improve, raising additional capital at this time will also give us the flexibility to accelerate investment and enhance our competitive position in the future.

     A substantial portion of our future investment is expected to be in Fab 7, an advanced 300mm facility capable of all copper technology at 0.13-micron and beyond. 300mm wafers are expected to lower the cost per die (approximately 2.25 times more die can be obtained on a 300mm wafer compared to a 200mm wafer) and support a more cost-effective implementation of system-on-chip solutions using larger chip sizes. This is expected to result in lower semiconductor manufacturing costs for our customers. In addition, at the 90-nanometer technology node (the next prominent technology node after 0.13-micron), the semiconductor industry is expected to transition from manufacturing on 200mm wafers to 300mm wafers. For these reasons, we believe that 300mm capability is a key differentiator of a top-tier foundry and are positioning ourselves accordingly.

     As of June 30, 2002, we have invested approximately US$210 million in Fab
7. In 2001, we disclosed that it would cost us approximately US$3.5 billion to equip Fab 7 with 300mm capability. The level of investment is now expected to be slightly lower than US$3.5 billion, as equipment costs moderate and equipment efficiency improves over time. We expect to take between 3 to 4 years from the start of the ramp up to achieve a full production capability of approximately 30,000 wafers per month. The actual rate of the ramp depends on our assessment of the market demand and the level of investment in Fab 7 will be determined accordingly. Our pilot line in Fab 7 will be installed at an estimated cost of US$350 million and is expected to be available by late third quarter 2003.

     To provide for our ongoing investment needs while maintaining our strong existing financial position, we assessed a number of potential options for raising capital and decided that a rights offering would be the most appropriate. Rights offerings typically offer the highest probability of success in a volatile capital market environment such as the one we are currently facing. This offering also prevents dilution to our existing shareholders who subscribe and provides us with the highest certainty of proceeds. The certainty of proceeds is increased in our case due to the commitments from ST and ST Semiconductors to subscribe for their pro rata portion of this offering.

                                USE OF PROCEEDS

     Based on the number of our ordinary shares outstanding as of August 31, 2002, we expect the net proceeds from this offering will be approximately US$626 million, after deducting our expenses, including the commissions and fees incurred in connection with this offering. We expect that the net proceeds from this offering will be used for our capital expenditure needs as well as for working capital and general corporate purposes. We believe that our cash on hand, the net proceeds from this offering, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital expenditure and working capital needs for the remainder of 2002 and for 2003.

     We have not yet determined the specific allocation of the net proceeds from this offering. Management therefore will have significant flexibility in applying the net proceeds. Pending any use, as described above, we intend to invest the net proceeds in investment-grade securities and financial instruments.

                         RECENT FINANCIAL DEVELOPMENTS

     On September 2, 2002, we released our mid-quarter guidance for the third quarter of 2002. Based on current market and customer trends, our guidance for the third quarter of 2002 is as follows:

     - Revenues: approximately flat to up 5% sequentially (up approximately 5% to 10% sequentially including our share of SMP revenues). Previous guidance was revenues up approximately 5% sequentially (up approximately 10%, including our share of SMP revenues). This revised guidance equates to up approximately 60% to 70% from the same quarter last year. SMP is a minority-owned joint venture company and therefore, under our U.S. GAAP reporting, SMP's revenues are not consolidated.

     - Average selling prices: up approximately 5% sequentially, compared to previous guidance of "up a few percentage points" sequentially.

     - Fab utilization: approximately 40%, compared to previous guidance of "low 40s".

     - Net loss: approximately US$87 million to US$90 million, unchanged from previous guidance.

     - Loss per ADS: approximately US$0.63 to US$0.65, unchanged from previous guidance.

     In April 2002, we set a target to double revenues, including our share of SMP revenues, from the first quarter to the fourth quarter of this year (SMP is a minority-owned joint venture company and therefore, under our U.S. GAAP reporting, SMP's revenues are not consolidated). To achieve this target, revenues would need to grow approximately 20 percent sequentially in the fourth quarter. Based on reduced demand projections received from a number of our customers since our mid-quarter update on September 2, 2002, and based on commentary published in September regarding weakening end user markets, we now believe that the fourth quarter target set in April 2002 is no longer achievable. As is our normal practice, we will provide formal guidance for the fourth quarter at the time of our third quarter earnings release in October 2002.

                      SHAREHOLDER RIGHTS OFFERING HELPLINE


Holders of ordinary shares:   +65 6877-7055 (Monday to Friday 9:00 a.m. to 7:00 p.m.,
                              Singapore time, Saturday 9:00 a.m. to 1:00 p.m., Singapore time).
Holders of ADSs:              All holders of ADSs in the U.S., call toll free: +1 (866)
                              807-3084 (Monday to Friday 9:00 a.m. to 8:00 p.m., New
                              York City time).
                              Banks, brokers and non-U.S. holders of ADSs, call: +1
                              (212) 440-9800 (Monday to Friday 9:00 a.m. to 5:00 p.m.,
                              New York City time).

                            SUMMARY OF THE OFFERING

                                    GENERAL

     The subscription price per new ordinary share is S$1.00. The indicative subscription price per new ADS is US$5.71 (which is the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on August 30, 2002, the last trading day before the announcement of this offering on September 2, 2002). The definitive subscription price per new ADS will be the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on October 7, 2002, the last day of the ordinary share subscription period.

     As of August 31, 2002, we had 1,387,024,504 ordinary shares outstanding (directly or in the form of ADSs). Based on this number, we expect to issue 1,109,619,603 new ordinary shares (directly or in the form of ADSs) in this offering, and to have 2,496,644,107 ordinary shares (directly or in the form of ADSs) outstanding following this offering. ST and ST Semiconductors, our two largest shareholders, have committed to exercise all of their primary rights and to subscribe for 671,255,503 ordinary shares, which represents their pro rata portion of the ordinary shares we expect to issue in this offering, at the S$1.00 per new ordinary share subscription price, for an aggregate amount of approximately US$384 million.

     If additional ordinary shares (directly or in the form of ADSs) are issued and registered in our registers of ordinary shareholders or ADS holders between September 1, 2002 and the ordinary share books closure date and the ADS record date, as the case may be, then rights with respect to such additional ordinary shares or ADSs will also be distributed. If these rights are not fully exercised, the unsubscribed new ordinary shares (directly or in the form of ADSs) underlying these rights will not be underwritten.

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

                        ADS RIGHTS                           2002 (NEW YORK CITY TIME)
                        ----------                           -------------------------
ADS ex-rights date                                           September 13
Record date for ADS rights                                   5:00 p.m. on September 17
Trading in ADS rights on Nasdaq commences                    September 18
ADS subscription period commences                            September 18
ADS rights certificates sent to eligible ADS holders         On or about September 19
Last date and time for exchanging ADS rights for primary     5:00 p.m. on September 30
  ordinary share rights to be traded in Singapore
Last date and time for exchanging ADS rights for primary     5:00 p.m. on October 2
  ordinary share rights to be exercised in Singapore
Trading in ADS rights on Nasdaq ends                         4:00 p.m. on October 4
ADS subscription period expires                              5:00 p.m. on October 4
Last date and time to subscribe for new ADSs pursuant to     5:00 p.m. on October 4
  primary ADS rights (including by means of a notice of
  guaranteed delivery)
Last date and time to subscribe for new ordinary shares      5:00 p.m. on October 4
  (in the form of ADSs) pursuant to secondary ADS rights
Last date and time for delivery of ADS rights in             5:00 p.m. on October 9
  satisfaction of a notice of guaranteed delivery
Trading in new ADSs on Nasdaq commences                      On or about October 11
Expected date for distribution of new ADSs                   On or about October 14

               ORDINARY SHARE RIGHTS                         2002 (SINGAPORE TIME)
               ---------------------                         ---------------------
Ordinary share ex-rights date                         September 16
Books closure date for ordinary share rights          5:00 p.m. on September 18
Trading in ordinary share rights on the Singapore     September 20
  Exchange commences
Dispatch of prospectus and application forms and      On or about September 21
  letters to eligible shareholders
Ordinary share subscription period commences          September 23
Last date and time for splitting provisional          4:45 p.m. on October 1
  allotment letters
Trading in ordinary share rights on the Singapore     5:00 p.m. on October 1
  Exchange ends
Last date and time for exchanging primary ordinary    5:00 p.m. on October 2
  share rights for primary ADS rights to be traded
  or exercised in the U.S.
Ordinary share subscription period expires            4:45 p.m. (9:30 p.m. for electronic
                                                      applications) on October 7
Last date and time for acceptance and payment for     4:45 p.m. (9:30 p.m. for electronic
  new ordinary shares pursuant to primary ordinary    applications) on October 7
  share rights
Last date and time for renunciation and payment for   4:45 p.m. on October 7
  new ordinary shares pursuant to primary ordinary
  share rights
Last date and time to subscribe for new ordinary      4:45 p.m. (9:30 p.m. for electronic
  shares pursuant to secondary ordinary share         applications) on October 7
  rights
Expected date for issuance of new ordinary shares     On or about October 10
  and delivery of new ordinary share certificates
  to CDP
Expected date for commencement of trading in new      On or about October 11
  ordinary shares on the Singapore Exchange

                          OFFERING TO HOLDERS OF ADSS

Primary ADS rights
offering...................  You will receive eight primary ADS rights for every ten ADSs you own on the ADS record date. The ADS rights constitute warrants under U.S. law and will be evidenced by certificates which we refer to as ADS rights certificates. We have arranged for Citibank, N.A., as depositary in respect of our ADS program and as our ADS rights agent, to send to you an ADS rights certificate showing the number of your primary ADS rights. Each primary ADS right will allow you to subscribe for one new ADS at the price described below. Fractional ADS rights will not be distributed to you but will be aggregated with fractional ADS rights of other holders of ADSs and sold by the ADS rights agent. As required under the deposit agreement governing the ADSs, the net proceeds from the sale of your fractional ADS rights (after deducting applicable depositary fees of up to US$0.02 for every ADS right sold, taxes and expenses) will be remitted to you.

ADS rights agent...........  Citibank, N.A.

Indicative ADS subscription
  price....................  US$5.71 per ADS, which is the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on August 30, 2002, the last trading day before the announcement of this offering on September 2, 2002. However, to validly subscribe for new ADSs, you will need to deliver to the ADS rights agent US$6.00 for each new ADS you wish to subscribe, which is 105% of the indicative ADS subscription price, in order to account for possible exchange rate fluctuations. If US$6.00 per ADS is insufficient to pay the definitive ADS subscription price, the ADS rights agent will pay the shortfall to us, which you will need to reimburse prior to your receiving any new ADSs. If US$6.00 per ADS is more than the definitive ADS subscription price, the ADS rights agent will remit to you such aggregate excess without interest.

Definitive ADS subscription
  price....................  The definitive ADS subscription price for exercise of primary ADS rights or secondary ADS rights will be the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on October 7, 2002, the last day of the ordinary share subscription period.

ADS ex-rights date.........  September 13, 2002. If you purchase ADSs on or after September 13, 2002, or if you sell your ADSs before September 13, 2002, you will not receive ADS rights for such ADSs.

ADS record date............  5:00 p.m., New York City time, on September 17,
                             2002.

ADS rights trading
period.....................  From September 18, 2002 through October 4, 2002.

ADS subscription period....  From September 18, 2002 through October 4, 2002.

Secondary ADS rights.......  If you are a holder of ADS rights who validly exercises all of your primary ADS rights, you may apply to subscribe for an additional number of new ordinary shares (in the form of ADSs) in the event that this offering of ordinary shares (directly or in the form of ADSs) pursuant to the primary rights is not fully subscribed. Consistent with U.S. market practice, secondary ADS rights will be transferable together with the corresponding primary ADS rights (except with respect to exchanges of ADS rights to primary ordinary share rights, as discussed in more detail in "The Offering -- Section C: Exchange Privileges -- Exchanges of ADS Rights for Primary Ordinary Share Rights"). For additional information and procedures, please see "The Offering -- Section
                             A: Subscription by Holders of ADSs -- Secondary ADS Rights."

Commencement of trading in
  new ADSs.................  On or about October 11, 2002.

Expected date for
distribution of new ADSs...  On or about October 14, 2002.

Listing....................  Our ADSs are quoted on Nasdaq under the symbol
                             "CHRT". ADS rights will be quoted on Nasdaq under the symbol "CHRTR" during the ADS rights trading period. The ADSs issued pursuant to this offering will be quoted on Nasdaq under the symbol "CHRT".

U.S. ADS holder helpline
  number...................  +1 (866) 807-3084 (call toll free, Monday to Friday
                             9:00 a.m. to 8:00 p.m., New York City time).

Non-U.S. ADS holder and
bank and broker helpline
  number...................  +1 (212) 440-9800 (Monday to Friday 9:00 a.m. to
                             5:00 p.m., New York City time).

ADS information agent......  Georgeson Shareholder Communications Inc.

                     OFFERING TO HOLDERS OF ORDINARY SHARES

Primary ordinary share
rights offering............  You will receive eight primary ordinary share rights for every ten ordinary shares you own on the ordinary share books closure date. The ordinary share rights constitute warrants under U.S. law and will be evidenced by forms and letters which we refer to as ordinary share rights certificates. We have arranged for you to be notified regarding the number of primary ordinary share rights you will receive. Each primary ordinary share right will allow you to subscribe for one new ordinary share at the price described below. Consistent with Singapore market practice, fractional ordinary share rights will not be distributed to you but will be aggregated with fractional ordinary share rights of other holders of ordinary shares, if any, and Merrill Lynch will attempt to sell such aggregated fractions, as the ordinary share rights selling broker. The net proceeds from any such sales will be retained by us.

Ordinary share subscription
  price....................  S$1.00 per new ordinary share.

Ordinary share ex-rights
date.......................  September 16, 2002. If you purchase ordinary shares on or after September 16, 2002, or if you sell your ordinary shares before September 16, 2002, you will not receive ordinary share rights for such ordinary shares.

Ordinary share books
closure date...............  5:00 p.m., Singapore time, on September 18, 2002.

Ordinary share rights
trading period.............  From September 20, 2002, through October 1, 2002.

Ordinary share subscription
  period...................  From September 23, 2002, through October 7, 2002.

Secondary ordinary share
rights.....................  If you are a holder of ordinary shares on the ordinary share books closure date, you may apply to subscribe for an additional number of new ordinary shares in the event that this offering of ordinary shares (directly or in the form of ADSs) pursuant to the primary rights is not fully subscribed. Consistent with Singapore market practice, secondary ordinary share rights will not be transferable. Therefore, if you purchase ordinary share rights you will not be entitled to secondary ordinary share rights. For additional information and procedures, please see "The Offering -- Section
                             B: Subscription by Holders of Ordinary Shares -- Secondary Ordinary Share Rights."

Listing....................  Our ordinary shares are listed on the Singapore
                             Exchange under the symbol "Chartered". Ordinary share rights will be quoted on the Singapore Exchange under the symbols "Chartered R" for trading in the normal board lots of 1,000 ordinary share rights and "Chartered R800" for trading in the special board lots of 800 ordinary share rights during the ordinary share rights trading period.

Expected date for issuance
and delivery of new
  ordinary
  shares...................  On or about October 10, 2002.

Expected date for
  commencement of trading
  in new ordinary shares...  On or about October 11, 2002.

Ordinary shareholder
helpline
  number...................  +65 6877-7055 (Monday to Friday 9:00 a.m. to 7:00
                             p.m., Singapore time, Saturday 9:00 a.m. to 1:00 p.m., Singapore time).

              PURCHASE COMMITMENT OF OUR TWO LARGEST SHAREHOLDERS

     Our two largest shareholders, ST and ST Semiconductors, have committed to exercise all of their primary ordinary share rights and to subscribe for 671,255,503 new ordinary shares, which represents their pro rata portion of the new ordinary shares we expect to issue in this offering, at the S$1.00 per new ordinary share subscription price, for an aggregate amount of approximately US$384 million. We expect that ST and ST Semiconductors will continue to own approximately 60.5% of our share capital following this offering.

                              STANDBY UNDERWRITING

     If any ordinary shares offered in this offering (including ordinary shares offered in the form of ADSs) are not subscribed for pursuant to the exercise of the rights (other than those ordinary shares subscribed for by ST and ST Semiconductors, and other than those ordinary shares issuable upon exercise of rights relating to ordinary shares issued (directly or in the form of ADSs) between September 1, 2002 and the ADS record date and the ordinary share books closure date, as the case may be), Merrill Lynch has agreed, on a firm commitment basis, to purchase up to 438,364,100 of such remaining unsubscribed new ordinary shares at the S$1.00 per ordinary share subscription price, in an aggregate amount of up to approximately US$250 million. Merrill Lynch will place these ordinary shares in Singapore or elsewhere outside the U.S. pursuant to Regulation S under the Securities Act of 1933, or the Securities Act. The other institutions named on the cover page of this prospectus supplement have agreed with Merrill Lynch to act as sub-underwriters.

                                  RISK FACTORS

     An investment in our rights, ordinary shares or ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus supplement and the accompanying prospectus before you decide to subscribe for our ordinary shares or ADSs. If any of the risks described in this prospectus supplement or the accompanying prospectus actually occur, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our rights, ordinary shares and ADSs could decline, and you may lose all or part of the money you paid to purchase or subscribe for our rights, ordinary shares or ADSs.

RISKS RELATED TO OUR COMPANY, OUR ORDINARY SHARES AND OUR ADSS

     An investment in our securities involves a number of risks, including risks relating to our financial condition, our operations and manufacturing process, our infrastructure, and the trading markets for our securities. You should carefully consider all of the risk factors relating to our company, our ordinary shares and our ADSs listed under "Item 3. Key Information -- Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2001, or the 2001 annual report.

RISKS RELATED TO THIS OFFERING

  Unless you exercise all of the primary rights issued to you, this offering will dilute your investment and relative ownership interest in us.

     If you choose not to exercise your primary rights fully, your relative ownership interest in our company will be diluted. Based on the closing ordinary share price of S$2.10 per ordinary share on the Singapore Exchange on August 30, 2002 (the last trading day before the announcement of this offering on September 2, 2002), and a corresponding implied ex-rights price of S$1.61 per ordinary share, the dilution would be approximately S$0.49 per ordinary share, or 23.3%. Based on the closing ADS price of US$11.85 per ADS on Nasdaq on August 30, 2002 (the last trading day before the announcement of this offering on September 2, 2002), and a corresponding implied ex-rights price of US$9.21 per ADS, the dilution would be approximately US$2.64 per ADS, or 22.3%. The "implied ex-rights price" refers to the expected market price of the subject securities following the issuance of the rights, based on a volume-weighted average of the current market price and the rights price. In order to capture any value the rights may have, you must either subscribe for new ordinary shares or ADSs prior to the expiration of the applicable subscription period or sell the rights prior to the expiration of the applicable trading period.

  The market prices of our ordinary shares or ADSs may decline below the subscription price prior to the expiration of the applicable subscription period.

     Once you exercise your rights pursuant to this offering, you may not revoke the exercise. Although the subscription price for the ordinary shares and the indicative subscription price for the ADSs each represented a discount to the market price per ordinary share and per ADS at the time this offering was announced on September 2, 2002, the market prices may decline below the applicable subscription price prior to the expiration of the applicable subscription period. If you exercise your rights and the market price ends up below the subscription price on the date the ordinary shares or ADSs, as the case may be, are issued to you in respect of such rights, then you will have purchased those ordinary shares or ADSs at prices higher than the market price. On September 12, 2002, the closing price of our ADSs on Nasdaq was US$8.47 per ADS and the closing price of our ordinary shares on the Singapore Exchange was S$1.51 per ordinary share.

  We may offer additional ordinary shares or ADSs in the future, and these and other sales may adversely affect the market price of outstanding ordinary shares and ADSs.

     We have no current plans for a subsequent offering of our ordinary shares, ADSs or securities exchangeable or convertible into such securities. However, it is possible that we may decide to offer such securities in the future. An additional offering by us of such securities, significant sales of ordinary shares or ADSs by major shareholders, or the public perception that an offering or sales may occur, could have an adverse effect on the market price of our outstanding ordinary shares or ADSs. Such an offering could also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

  The receipt of the rights may be taxable as a dividend for United States income tax purposes.

     For United States income tax purposes, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend to the extent of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). While the issue is not free from doubt, we believe that the distribution of the rights should be treated as a non-taxable stock dividend and we and our agents (including the ADS depositary) will treat the distribution of the rights consistent with this belief. However, our position is not binding on the United States Internal Revenue Service, or IRS, and there can be no assurance that the IRS will agree with such position. Please see "Taxation -- Certain United States Federal Income Tax Consequences -- Taxation of Rights -- Receipt of Rights."

  The subscription prices are not an indication of our underlying value.

     The ordinary share subscription price was determined on August 31, 2002 (based on the closing ordinary share price on August 30, 2002, the last trading day before the announcement of this offering on September 2, 2002). These subscription prices were set at a discount to the market prices of our ordinary shares and ADSs, respectively, at that time. The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on October 7, 2002, the last day of the ordinary share subscription period. The subscription prices do not bear a direct relationship to the book value of our assets, past operations, cash flow, earnings, financial condition or any other established criteria for value and you should not consider the subscription prices to be any indication of our underlying value. Our ordinary shares and ADSs may trade at prices lower than the respective subscription prices in the future.

                           FORWARD LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the various documents incorporated by reference herein and therein contain or incorporate statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus supplement and the accompanying prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to our periodic and current reports filed with the United States Securities and Exchange Commission, or the SEC, for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

     Important factors concerning an investment in our ordinary shares or ADSs or that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors" above, in the 2001 annual report and in the accompanying prospectus.

                                DIVIDEND POLICY

     Except for cash dividends that we paid in 1995 and 1997, since our inception, we have not declared or paid any cash dividends on our ordinary shares. We do not currently anticipate paying any cash dividends in 2002. In addition, some of our loan agreements restrict the payment of dividends without the consent of the lender. A further discussion of our dividend policy is set forth under "Item 8. Financial Information -- Dividend Policy" in our 2001 annual report.

                  PRICE RANGE OF OUR ADSS AND ORDINARY SHARES

     The price range of our ADSs and ordinary shares for the period between our initial public offering on October 29, 1999 through February 28, 2002, is set forth under "Item 9. The Offer and Listing -- Price Range of Our ADSs and Ordinary Shares" in our 2001 annual report. The high and low prices of our ADSs and ordinary shares as furnished by Nasdaq and the Singapore Exchange were as follows for the periods indicated:

     Quarterly high and low market prices:

                                                                  NASDAQ
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
January 1, through March 31, 2002...........................  $30.14   $21.85
April 1, through June 30, 2002..............................  $26.92   $19.49

                                                              SINGAPORE EXCHANGE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
January 1, through March 31, 2002...........................   S$5.55     S$4.00
April 1, through June 30, 2002..............................   S$4.94     S$3.42

     Monthly high and low market prices:

                                                                  NASDAQ
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
March 1, through March 31, 2002.............................  $29.02   $25.35
April 1, through April 30, 2002.............................  $26.92   $24.80
May 1, through May 31, 2002.................................  $25.78   $22.40
June 1, through June 30, 2002...............................  $22.79   $19.49
July 1, through July 31, 2002...............................  $21.36   $16.50
August 1, through August 31, 2002...........................  $16.05   $11.85

                                                              SINGAPORE EXCHANGE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
March 1, through March 31, 2002.............................   S$5.15     S$4.46
April 1, through April 30, 2002.............................   S$4.94     S$4.52
May 1, through May 31, 2002.................................   S$4.58     S$4.02
June 1, through June 30, 2002...............................   S$4.14     S$3.42
July 1, through July 31, 2002...............................   S$3.80     S$2.87
August 1, through August 31, 2002...........................   S$2.88     S$2.10

     On September 12, 2002, the closing price of our ADSs as quoted on Nasdaq was US$8.47 per ADS and the closing price of our ordinary shares as quoted on the Singapore Exchange was S$1.51 per ordinary share.

                                 CAPITALIZATION

     The following table sets forth, as of August 31, 2002, the capitalization of our company on an actual and as adjusted basis. The as adjusted data set forth below give effect to this offering. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this document.

                                                                 AS OF AUGUST 31, 2002
                                                              ---------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Cash and cash equivalents...................................  US$  775,470   US$1,401,476
                                                              ============   ============
Current installments of long-term debt(1)...................        45,909         45,909
Convertible notes (unguaranteed and unsecured)..............       605,932        605,932
Long-term debt, excluding current installments(1)...........       499,217        499,217
                                                              ------------   ------------

Shareholders' equity:
  Ordinary shares, S$0.26 par value per share, 3,076,923,079 shares authorized; 1,387,024,504 shares issued and
     outstanding;(2) 2,496,644,107 shares issued and
     outstanding, as adjusted...............................       280,948        445,806
  Additional paid-in capital................................     1,788,922      2,250,070
  Retained deficit..........................................      (705,673)      (705,673)
  Accumulated other comprehensive loss......................       (64,408)       (64,408)
                                                              ------------   ------------
          Total shareholders' equity........................     1,299,789      1,925,795
                                                              ------------   ------------
          Total capitalization..............................  US$2,450,847   US$3,076,853
                                                              ============   ============

---------------

(1) Includes $201.1 million of guaranteed debt and $344 million of unguaranteed debt, and $344 million of secured debt and $201.1 million of unsecured debt.
(2) The number of ordinary shares outstanding is based on the number of ordinary shares outstanding as of August 31, 2002. This number does not include:
     - 79,652,628 ordinary shares reserved for the exercise of options outstanding at a weighted average price per ordinary share of S$7.97, as of August 31, 2002 (which does not take into account any additional shares that will be reserved for issuance due to the adjustments to the outstanding options as a result of this offering); and
     - approximately 214,791,876 ordinary shares reserved for issuance upon any conversion of our outstanding senior convertible notes, as of August 31, 2002 (which takes into account the additional shares that will be reserved for issuance based on our current estimate of the adjustment to the conversion price required as a result of this offering).

Except for the adjustments included in the table above, there has been no material change in the capitalization of our company since August 31, 2002.

                                    DILUTION

     The net tangible book value of our company as of August 31, 2002 was S$1.62 per ordinary share, the equivalent of US$9.27 per ADS. Net tangible book value per ordinary share is determined by dividing our net tangible book value (total tangible assets less total liabilities) as of August 31, 2002 by the number of outstanding ordinary shares at that date.

     Assuming an issuance and sale by us of 1,109,619,603 ordinary shares in this offering (including ordinary shares represented by ADSs), at the price of S$1.00 per ordinary share and US$5.71 per ADS, after deducting commissions and fees and estimated offering expenses payable by us, the net tangible book value of our company as of August 31, 2002 would have been S$1.34 per ordinary share and US$7.66 per ADS. This represents an immediate decrease in net tangible book value of S$0.28 per ordinary share and US$1.61 per ADS outstanding prior to this offering and an immediate increase in net tangible book value of S$0.34 per ordinary share and US$1.95 per ADS issued in this offering. The following table illustrates this per ordinary share and per ADS dilution:

                                                           PER
                                                         ORDINARY               PER
                                                          SHARE               ADS(1)
                                                         --------             -------
Price per new ordinary share and per new
  ADS.........................................            S$1.00              US$5.71
Net tangible book value per ordinary share and
  per ADS as of August 31, 2002...............  S$1.62              US$9.27
Decrease in net tangible book value per
  ordinary share and per ADS outstanding prior
  to this offering............................    0.28                 1.61
                                                ------              -------
Net tangible book value per ordinary share and
  per ADS after this offering.................              1.34                 7.66
                                                          ------              -------
Increase in net tangible book value per
  ordinary share and per ADS issued in this
  offering....................................            S$0.34              US$1.95
                                                          ======              =======

---------------

(1) Based on the indicative ADS subscription price of US$5.71.

     The following table summarizes, as of August 31, 2002, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price paid per ordinary share for shares outstanding prior to this offering and for ordinary shares issuable in this offering. For purposes of this table, we have assumed that all new shares are issued in the form of ordinary shares rather than ADSs.

                                             ORDINARY SHARES
                                                 ISSUED          TOTAL CONSIDERATION    AVERAGE PRICE
                                           -------------------   --------------------   PER ORDINARY
                                           NUMBER(1)   PERCENT   AMOUNT(1)    PERCENT       SHARE
                                           ---------   -------   ----------   -------   -------------
Ordinary shares outstanding as of August
  31, 2002...............................   1,387.0      55.5%   US$2,069.9     76.8%      US$1.49
Ordinary shares issued in this
  offering...............................   1,109.6      44.5         626.0     23.2          0.56
                                            -------     -----    ----------    -----       -------
          Total..........................   2,496.6     100.0%   US$2,695.9    100.0%      US$1.08
                                            =======     =====    ==========    =====       =======

---------------

(1) In millions.

     The tables above assume that outstanding share options have not been exercised and that convertible notes have not been converted into ordinary shares. To the extent that outstanding share options are exercised or outstanding convertible notes are converted, there will be further dilution. Please see "Item 6. Directors, Senior Management and Employees" in our 2001 annual report for a description of our share option plans and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" for a description of our convertible notes.

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Singapore dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Singapore dollar price of the ordinary shares on the Singapore Exchange and, as a result, are expected to affect the market price of ADSs, the market price of ADS rights and the amount of proceeds distributed to holders of ADSs who are not eligible to participate in this offering. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Singapore dollars on the ordinary shares represented by ADSs or any other distribution received by the depositary in connection with the payment of dividends on the ordinary shares. Currently, there are no restrictions in Singapore on the conversion of Singapore dollars into U.S. dollars and vice versa.

     The following table sets forth, for the fiscal years indicated, information concerning the exchange rates between Singapore dollars and U.S. dollars based on the average of the noon buying rate in New York City for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many Singapore dollars it would take to buy one U.S. dollar.

                                                               SINGAPORE DOLLARS PER US$1.00
                                                                     NOON BUYING RATE
                                                         -----------------------------------------
                                                         AVERAGE(1)    LOW      HIGH    PERIOD END
                                                         ----------   ------   ------   ----------
FISCAL YEAR ENDED DECEMBER 31,
1997...................................................    1.4851     1.3990   1.7060     1.6860
1998...................................................    1.6722     1.5810   1.7960     1.6510
1999...................................................    1.6951     1.6565   1.7370     1.6670
2000...................................................    1.7250     1.6535   1.7600     1.7315
2001...................................................    1.7930     1.7275   1.8540     1.8470

                                                         AVERAGE(2)    LOW      HIGH    PERIOD END
                                                         ----------   ------   ------   ----------
SIX MONTHS ENDED JUNE 30, 2002
January 1, 2002 - June 30, 2002........................    1.8187     1.7660   1.8525     1.7660

                                                         AVERAGE(3)    LOW      HIGH    PERIOD END
                                                         ----------   ------   ------   ----------
MONTH ENDED,
March 2002.............................................    1.8295     1.8176   1.8490     1.8425
April 2002.............................................    1.8285     1.8040   1.8472     1.8130
May 2002...............................................    1.8004     1.7859   1.8115     1.7880
June 2002..............................................    1.7831     1.7660   1.7972     1.7660
July 2002..............................................    1.7524     1.7310   1.7717     1.7630
August 2002............................................    1.7553     1.7452   1.7730     1.7500
September 1 through September 12, 2002.................    1.7529     1.7460   1.7625     1.7625

---------------

(1) The average of the daily noon buying rates on the last business day of each month during the year.
(2) The average of the noon buying rates on the last business day of each month during the six months ended June 30, 2002.
(3) The average of the daily noon buying rates on each business day during the month.

     Except where indicated as of a different date, certain Singapore dollar amounts contained in this document have been translated to U.S. dollars based on the noon buying rate in New York City on August 30, 2002, which was S$1.75 = US$1.00. No representation is made that the Singapore dollar or U.S. dollar amounts shown in this document could have been or could be converted at such rate or at any other rate.

                         SELECTED FINANCIAL INFORMATION

     You should read the following selected financial information in conjunction with our consolidated financial statements and related notes for those periods and our "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this prospectus supplement. The selected financial information as of December 31, 1999, 2000 and 2001 and for the financial years ended December 31, 1999, 2000 and 2001 is derived from our audited consolidated financial statements for those periods, which have been audited by KPMG, our independent auditors. The selected financial information as of June 30, 2001 and 2002 and for the six months ended June 30, 2001 and 2002 is derived from our unaudited condensed consolidated financial statements for those periods. Our financial statements are prepared in accordance with U.S. GAAP.

                                          YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                    -----------------------------------   -------------------------
                                       1999         2000        2001         2001          2002
                                    ----------   ----------   ---------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue.......................  $  694,258   $1,134,104   $ 462,656    $ 307,361     $ 211,820
Cost of revenue...................    (527,023)    (749,582)   (665,261)    (360,485)     (310,173)
                                    ----------   ----------   ---------    ---------     ---------
Gross profit (loss)...............     167,235      384,522    (202,605)     (53,124)      (98,353)
                                    ----------   ----------   ---------    ---------     ---------
Operating Expenses
  Research and development........      58,894       71,495      79,306       41,855        46,313
  Fab start-up costs..............       8,442       27,481      13,329        9,118         3,366
  Sales and marketing.............      34,359       38,400      42,250       17,487        19,972
  General and administrative......      44,619       78,788      41,908       23,460        24,852
  Stock-based compensation........      20,094        2,778         763           --            --
  Costs incurred on termination of
     development program..........       6,500           --          --           --            --
  Other operating expenses........          --       11,570          --           --            --
                                    ----------   ----------   ---------    ---------     ---------
          Total operating
            expenses..............     172,908      230,512     177,556       91,920        94,503
                                    ----------   ----------   ---------    ---------     ---------
Operating income (loss)...........      (5,673)     154,010    (380,161)    (145,044)     (192,856)
Equity in loss of CSP.............      (9,528)          --          --           --            --
Equity in income (loss) of SMP....     (23,282)       7,588     (92,683)     (43,852)      (51,787)
Other income......................       5,739       12,926      19,718       13,048        11,980
Interest income...................       6,733       54,546      46,225       27,801         8,265
Interest expense..................     (17,822)     (17,561)    (39,652)     (15,008)      (21,298)
Foreign exchange gain (loss)......       5,862        8,414       4,216        1,556          (194)
                                    ----------   ----------   ---------    ---------     ---------
Income (loss) before income
  taxes...........................     (37,971)     219,923    (442,337)    (161,499)     (245,890)
Income tax expense................      (2,131)     (18,704)    (14,244)     (13,256)       (2,602)
                                    ----------   ----------   ---------    ---------     ---------
Income (loss) before minority
  interest........................     (40,102)     201,219    (456,581)    (174,755)     (248,492)
Minority interest in loss of
  CSP.............................       7,483       43,547      72,629       36,290        29,452
                                    ----------   ----------   ---------    ---------     ---------
Net income (loss).................  $  (32,619)  $  244,766   $(383,952)   $(138,465)    $(219,040)
                                    ==========   ==========   =========    =========     =========
Derivative and hedging activities
  including cumulative
  effect-type-adjustment in
  2001............................          --           --     (10,838)       2,208         4,320
Foreign currency translation......          --           --         (22)         (22)           19
                                    ----------   ----------   ---------    ---------     ---------
Comprehensive income (loss).......  $  (32,619)  $  244,766   $(394,812)   $(136,279)    $(214,701)
                                    ==========   ==========   =========    =========     =========

                                          YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                    -----------------------------------   -------------------------
                                       1999         2000        2001         2001          2002
                                    ----------   ----------   ---------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) per share and
  ADS(1)
Basic net income (loss) per
  share...........................  $    (0.03)  $     0.18   $   (0.28)   $   (0.10)    $   (0.16)
Diluted net income (loss) per
  share...........................  $    (0.03)  $     0.18   $   (0.28)   $   (0.10)    $   (0.16)
Basic net income (loss) per ADS...  $    (0.32)  $     1.82   $   (2.78)   $   (1.00)    $   (1.58)
Diluted net income (loss) per
  ADS.............................  $    (0.32)  $     1.79   $   (2.78)   $   (1.00)    $   (1.58)

Number of shares (in thousands)
  used in computing:
  -- basic net income (loss) per
     share........................   1,035,181    1,342,516   1,381,712    1,380,734     1,385,211
  -- diluted net income (loss) per
     share........................   1,035,181    1,364,322   1,381,712    1,380,734     1,385,211

Number of ADSs (in thousands) used
  in computing:
  -- basic net income (loss) per
     ADS..........................  103,518...      134,252     138,171      138,073       138,521
  -- diluted net income (loss) per
     ADS..........................  103,518...      136,432     138,171      138,073       138,521

---------------

(1) The net income (loss) per share and ADS will be retroactively restated for any bonus element of the rights issue. The number of shares and ADSs used in computing basic and diluted net income (loss) per share and ADS, respectively, for all periods prior to the rights issue, will be adjusted by the following factor: fair value per share on the date immediately prior to the issuance of the rights divided by the theoretical ex-rights fair value per share. Theoretical ex-rights fair value per share is computed by adding the aggregate fair value of the shares immediately prior to the exercise of the rights to the proceeds expected from the exercise of the rights and dividing by the number of shares outstanding after the exercise of the rights.

                                            AS OF DECEMBER 31,                AS OF JUNE 30,
                                   ------------------------------------   -----------------------
                                      1999         2000         2001         2001         2002
                                   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........  $  544,996   $  924,116   $1,041,616   $1,310,882   $  831,377
Working capital..................     294,562      548,721      642,487      899,719      558,356
Total assets.....................   2,137,485    3,217,122    3,144,342    3,530,759    2,926,805
Short-term borrowings and current
  portion of long-term debt......     119,991      156,343      198,160      152,545       86,463
Current installments of
  obligations under capital
  leases.........................       5,767        7,822           --        2,781           --
Obligations under capital leases,
  excluding current
  instalments....................       7,822           --           --           --           --
Long-term debt, excluding current
  installments...................     423,668      426,120      914,070      962,850    1,033,329
Net assets.......................   1,141,750    1,969,283    1,582,632    1,838,311    1,374,028
Share capital....................     264,529      279,893      280,480      280,270      280,888
Shareholders' equity.............   1,141,750    1,969,283    1,582,632    1,838,311    1,374,028

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document and in our 2001 annual report.

OVERVIEW

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We currently own, or have an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned by our company. Fab 5 is operated by SMP, of which we hold a 49% equity interest and account for using the equity method of accounting. Fab 6 is owned and operated by CSP, of which we own a 51% equity interest and account for as a consolidated subsidiary. Fab 7, our first all copper 300-mm facility, has been facilitized and is ready for equipment installation.

     As of August 31, 2002, we were 60.5% owned by ST and its affiliate. We have a service agreement with ST pursuant to which we currently pay ST an annual management fee for certain management and corporate support services based on a service based fee arrangement.

INDUSTRY

     According to the Semiconductor Industry Association, or SIA, the historical long-term growth rate for the worldwide semiconductor industry has been approximately 15%. However, the semiconductor industry is highly cyclical. Fabs can take several years to plan, construct and begin operations. Therefore, during periods of favorable market conditions, semiconductor manufacturers often begin building new fabs in response to anticipated demand growth for semiconductors. In addition, upon operation, fabs increase production volumes rapidly. As a result, large amounts of semiconductor manufacturing capacity typically become available during the same time period. In the absence of growth in demand, this sudden increase in supply results in semiconductor manufacturing over-capacity, which leads to sharp drops in semiconductor prices.

     From 1998 until the end of 2000, global semiconductor demand grew at an accelerated pace, with a compounded annual growth rate of around 28%. Towards the end of 2000, this growth began to slow, and in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets, a protracted correction of abnormally high inventories and a weakening global economy. In June 2002, SIA forecasted a slight increase in global semiconductor sales in 2002 of 3% and accelerating growth of 23% and 21% in 2003 and 2004, respectively. According to a Gartner Dataquest report in July 2002, the foundry sector is expected to grow at even higher rates than the general semiconductor market. In that report, Gartner Dataquest forecasted growth in the foundry services market of 9% for 2002, 53% for 2003 and 40% for 2004.

HISTORY

     In our first two fabs, we initially focused on manufacturing semiconductor wafers for the computer industry. Production commenced in Fab 1 in 1989 and in Fab 2 in 1995. We achieved profitability in 1993 and continued to increase our profitability through the first half of 1996. Conditions in the semiconductor industry began to deteriorate in the second half of 1996. At the same time, our capacity utilization declined from 90.7% in the first half of 1996 to 57.2% in the second half of 1996 and average selling price per wafer declined significantly. Consistent with our long-term view of the growth of the semiconductor industry, we continued to invest in new process technologies and the expansion of our manufacturing capacity. During 1997, Fab 3 commenced production and we entered into strategic alliances to form CSP and SMP. Because we begin depreciating the capitalized costs associated with a new fab as soon as the fab commences operation, we incur large depreciation expenses related to the fab prior to the time the fab reaches volume production. In addition, we expense all costs as incurred related to the start-up of the fab such as personnel training costs and payroll and employee related costs.

     Semiconductor market conditions began to improve in the fourth quarter of 1998 and our capacity utilization rates improved to 92% in the first quarter of 1999 and exceeded 100% from the second quarter of 1999 through the third quarter of 2000. During this period of high capacity utilization, our gross profits and net income showed progressive improvement as better economies of scale and operating leverage took effect on the back of rising demand. In the fourth quarter of 2000, the growth rate of the semiconductor market began to slow and our utilization rate declined to 94%. In 2001, the severe contraction in the semiconductor industry mentioned above resulted in an average utilization rate of 35% for 2001, with a low of 22% in the third quarter of 2001. As a result of this, we suffered significant net losses in 2001. The first half of 2002 saw improvement in market demand and utilization rose to a level of 42% in the second quarter of 2002. However, we still incurred net losses of $219 million in the first half of 2002. Our estimate of capacity utilization in the third quarter of 2002 is approximately 40%, as industry demand growth has slowed and visibility remains limited.

OTHER FEATURES

     U.S. GAAP generally requires consolidation of all majority-owned (greater than 50%) subsidiaries. However, as a result of certain provisions that were contained in our strategic alliance agreement with respect to CSP, the minority shareholders of CSP were deemed to have substantive participative rights which overcame the presumption that we should consolidate CSP. Therefore, CSP had been historically accounted for under the equity method in our financial statements. As a result of an amendment to the strategic alliance agreement, we have treated CSP as a consolidated subsidiary from October 1, 1999 forward. Please see "Item
4. Information on Our Company -- Strategic Alliances -- Chartered Silicon Partners" in our 2001 annual report for a discussion of this amendment.

     Semiconductor manufacturing is very capital intensive in nature. A high percentage of the cost of a fab is fixed, therefore increases or decreases in capacity utilization rates can have a significant effect on profitability. The unit cost of wafer fabrication generally decreases as fixed charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced.

     Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps and commands higher wafer prices. However, increasing the complexity of devices that we manufacture does not necessarily lead to increased profitability, because the higher wafer prices for such devices may be offset by depreciation and other costs associated with an increase in the capital expenditures needed to manufacture such devices.

     Because prices for wafers of a given level of technology decline over the product life cycle, a fab must continue to migrate to increasingly sophisticated technologies to maintain the same level of profitability. This requires continuous capital investment.

     Our production generally begins upon receipt of purchase orders from our customers. Some of our customers are entitled to a discount on a fixed number of wafers per period. Customers entitled to these discounts accounted for sales of approximately 24%, 28% and 26% of our total revenue in 2000, 2001 and in the first half of 2002, respectively.

     Our 1999 share option plan is accounted for as a fixed option plan. Compensation expense represents the difference between the exercise price of employee share option grants and the fair value of our ordinary shares at the date of the grant, recognized over the vesting period of the applicable options.

     We expect that a significant change to the rate of inflation and the changing prices of our equipment and materials may affect our cost of operations and impact our net income. For the years ended December 31, 1999, 2000, and 2001, and the six months ended June 30, 2002, we believe that changes in inflation did not have a material impact on our cost of operations or net income.

CRITICAL ACCOUNTING POLICIES

     Our critical accounting policies are as follows:

     - depreciation, amortization and valuation of long-lived and intangible assets;

     - valuation of inventory;

     - sales returns and allowances for doubtful accounts;

     - intellectual property rights; and

     - accounting for derivatives.

DEPRECIATION, AMORTIZATION AND VALUATION OF LONG-LIVED AND INTANGIBLE ASSETS

     Our results of operations are generally affected by the capital-intensive nature of our business. A large proportion of our costs of revenues is fixed in nature. The major component of our fixed costs included in our cost of revenue relates to wafer fab properties, plant and equipment.

     Depreciation of our wafer fabs, and the mechanical and electrical installations in the fabs, is provided on straight-line basis over their estimated useful lives of 20 years and 10 years respectively. Depreciation of the wafer fabs, and the mechanical and electrical installations therein, commences from the date when the building is ready for its intended use. Depreciation of our equipment and machinery is provided on a straight-line basis over their estimated useful lives of 5 years, commencing from the date that the equipment or machinery is ready for its intended use, which is not to exceed 12 months from the purchase date.

     The depreciation useful life estimates reflect our estimate of the periods that we expect to derive economic benefits from the use of our property, plant and equipment. In estimating the useful lives and determining whether subsequent revisions to the useful lives are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques or in market demand. The effect of any future changes to the estimated useful lives of our property, plant and equipment could be significant to our results of operations. Depreciation charged to results of our operations amounted to $264.7 million, $333.3 million, $429.5 million and $217.3 million for 1999, 2000, 2001 and the first half of 2002, respectively.

     We routinely review the remaining estimated useful lives of our property, plant and equipment to determine if such lives should be adjusted due to changes in technology, production techniques and demand. We also review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated from the assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     We have not recorded any significant impairment charges in respect of our property, plant and equipment in 1999, 2000, 2001 or the first half of 2002. However, due to the cyclical nature of our industry, we may not be able to anticipate declines in the utility of our equipment. Consequently, impairment charges may be necessary in the future.

     In the course of our operations, we enter into technology license arrangements in order to advance our process technologies. When such arrangements require the payment of an initial license fee, the fee is recorded as an intangible asset and amortized on a straight-line basis over the estimated useful life of the license. We routinely review the remaining estimated useful lives of our capitalized technology licenses. We also review our capitalized technology licenses for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In 2000, we recorded $11.6 million related to a technology license that no longer met our requirements.

     We intend to continue to advance our process technologies and we expect to enter into additional technology licenses in the future. Due to the nature of our business and the changing needs of our customers, further impairment charges in respect of technology licenses could occur in the future.

VALUATION OF INVENTORY

     Our inventories are stated at the lower of cost, determined on the weighted average basis, or net realizable value. Cost is generally computed on a standard cost basis, based on normal fab capacity utilization, with unrecovered costs arising from under utilization of capacity expensed when incurred. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale.

     We routinely review our inventories for their saleability and for indications of obsolescence to determine if inventories should be written-down to net realizable value. Judgments and estimates must be made and used in connection with establishing such allowances in any accounting period. In estimating the net realizable value of our inventories, we consider the likelihood of spoilage or changes in market demand for our inventories.

SALES RETURNS AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

     The process technology for the manufacture of semiconductor wafers is highly complex. The presence of contaminants, difficulties in the production process, disruption in the supply of utilities or defects in key materials and tools can all cause reductions in device yields and increase the risk of sales returns. We make estimates of potential sales returns related to current period product revenue. We provide for such costs based upon historical experience and our estimate of the level of future claims. Additionally, we accrue for specific items at the time their existence is known and the amounts are estimable. Significant management judgments and estimates must be made and used in connection with establishing the sales return allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we make different judgments or utilize different estimates. Our sales return allowance balance was $4.9 million as of December 31, 2001 and $10.5 million as of June 30, 2002.

     Similarly, we must make estimates of the uncollectibility of our accounts receivable. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual receivable balances. In evaluating the collectibility of individual receivable balances, we consider the age of the balance, the customer's historical payment history, their current credit-worthiness and current economic trends. We believe that we adequately manage our credit risk through our evaluation process, credit policies, and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations.

INTELLECTUAL PROPERTY RIGHTS

     Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation relating to patents and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. When we receive such communications alleging intellectual property rights infringement, we review the validity of the claims and assess the potential of any liabilities that might arise. Significant management judgments and estimates are used in connection with establishing the amount or range of such potential loss.

     If we assess that it is probable that a loss will arise from the claim, we make an accrual for the estimated liability. We record the minimum estimated liability related to such claims where there is a range of loss but no amount within the range is considered a better estimate than other amounts in the range. As additional information becomes available, we assess the potential liability and revise our estimates. The establishment of such estimated liabilities, and revisions in the estimates of the potential liabilities, could materially impact our results of operation.

ACCOUNTING FOR DERIVATIVES

     We have limited involvement with derivative financial instruments and do not use them for trading purposes. We use derivative instruments principally to manage foreign currency risks resulting from our Singapore dollar denominated debts and, to a lesser extent, our foreign currency purchase commitments which are denominated in Japanese yen. We also use derivative instruments to manage interest rate risks.

     As discussed in note 2(l) to our consolidated financial statements included elsewhere in this document, we recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of those derivatives are reported in earnings or other comprehensive income depending on their use and whether they qualify for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values or cash flows of the hedged item.

     We evaluate and determine on a continuous basis whether the derivative remains highly effective in offsetting changes in the fair value or cash flows of the hedged item. If the derivative ceases to be highly effective in offsetting changes in the fair value or cash flows of the hedged item, we discontinue hedge accounting prospectively.

     Because the derivatives we use are not complex, significant judgment is not required to determine their fair values. Fair values are determined principally by receiving quotations from brokers or, in the case of forward currency contracts, through discounted cash flow calculations based on changes in forward exchange rates.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                                             SIX MONTHS
                                                YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                               -------------------------   --------------
                                                1999     2000     2001     2001     2002
                                               ------   ------   -------   -----   ------
Net revenue..................................  100.0%   100.0%    100.0%   100.0%   100.0%
Cost of revenue..............................   75.9     66.1    (143.8)   117.3   (146.4)
                                               -----    -----    ------    -----   ------
Gross profit (loss)..........................   24.1     33.9     (43.8)   (17.3)   (46.4)
                                               -----    -----    ------    -----   ------
Operating expenses:
  Research and development...................    8.5      6.3      17.1     13.6     21.9
  Fab start-up costs.........................    1.2      2.4       2.9      3.0      1.6

                                                                             SIX MONTHS
                                                YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                               -------------------------   --------------
                                                1999     2000     2001     2001     2002
                                               ------   ------   -------   -----   ------
  Sales and marketing........................    4.9      3.4       9.1      5.7      9.4
  General and administrative.................    6.4      7.0       9.1      7.6     11.7
  Stock-based compensation...................    2.9      0.2       0.2       --       --
  Costs incurred on termination of
     development program.....................    0.9       --        --       --       --
  Other operating expenses...................     --      1.0        --       --       --
                                               -----    -----    ------    -----   ------
          Total operating expenses...........   24.8     20.3      38.4     29.9     44.6
                                               -----    -----    ------    -----   ------
Operating income (loss)......................   (0.7)    13.6     (82.2)   (47.2)   (91.0)
                                               -----    -----    ------    -----   ------
Other income (expense):
  Equity in loss of CSP......................   (1.4)      --        --       --       --
  Equity in income (loss) of SMP.............   (3.4)     0.7     (20.0)   (14.2)   (24.4)
  Other income...............................    0.8      1.1       4.3      4.2      5.7
  Interest income............................    1.0      4.8      10.0      9.0      3.9
  Interest expense...........................   (2.6)    (1.5)     (8.6)    (4.8)   (10.1)
  Exchange gain (loss).......................    0.8      0.7       0.9      0.5     (0.1)
                                               -----    -----    ------    -----   ------
Income (loss) before income taxes............   (5.5)    19.4     (95.6)   (52.5)  (116.1)
Income tax expense...........................   (0.3)    (1.6)     (3.1)    (4.3)    (1.2)
                                               -----    -----    ------    -----   ------
Income (loss) before minority interest.......   (5.8)    17.8     (98.7)   (56.8)  (117.3)
Minority interest in loss of CSP.............    1.1      3.8      15.7     11.8     13.9
                                               -----    -----    ------    -----   ------
Net income (loss)............................   (4.7)%   21.6%    (83.0)%  (45.0)% (103.4)%
                                               =====    =====    ======    =====   ======

  SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2002

     Net revenue. We generate revenue primarily from fabricating semiconductor wafers. In addition, we derive revenue from associated subcontracted assembly and test services. Revenue is recognized upon shipment of goods to our customers. Substantially all revenue is in U.S. dollars. Net revenue decreased 31.1% from $307.4 million for the six months ended June 30, 2001 to $211.8 million for the six months ended June 30, 2002. The significant drop in revenues was due to lower shipments to the communications and memory segments.

     The number of eight-inch equivalent wafers shipped decreased from 254.2 thousand wafers for the six months ended June 30, 2001 to 200.2 thousand wafers for the six months ended June 30, 2002, due to lower demand.

     Average selling price decreased from $1,209 per wafer for the six months ended June 30, 2001 to $1,058 per wafer for the six months ended June 30, 2002 as market pricing declines more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue includes depreciation expense, attributed overhead, cost of materials and subcontracted expenses for assembly and test services. Cost of revenue decreased 14.0% from $360.5 million for the six months ended June 30, 2001 to $310.2 million for the six months ended June 30, 2002. Lower direct costs and cost savings from our cost reduction programs were offset by higher depreciation of $5.2 million as a result of increased installed capacity of approximately 3%. Gross loss was $98.4 million, or negative 46.4% of net revenue, up from gross loss of $53.1 million, or negative 17.3% of net revenue, for the same period a year ago, reflecting the impact of lower revenues.

     Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, depreciation of research and development equipment and material expenses for development wafers. Research and development expenses increased by 10.7% from $41.9 million for the six months ended June 30, 2001 to $46.3 million for the six months ended June 30, 2002 as we stepped up investments in next-generation technologies and modules in support of our strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs represent costs incurred (other than capitalized costs, including capitalized interest related to acquisition or construction of property, plant and equipment) in connection with the establishment of new fabs and operations. Fab start-up costs decreased 63.1% from $9.1 million for the six months ended June 30, 2001 to $3.4 million for the six months ended June 30, 2002, due to a moderated activity level.

     Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses associated with overseas offices, wafer samples, promotions and receivables provisions. Sales and marketing expenses increased 14.2% from $17.5 million for the six months ended June 30, 2001 to $20 million for the six months ended June 30, 2002, primarily due to increased support for customer prototyping services and higher spending for worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment and recruitment and training expenses. General and administrative expenses increased 5.9% from $23.5 million for the six months ended June 30, 2001 to $24.9 million for the six months ended June 30, 2002 due primarily to an employee leave clearance program that extended throughout 2001, partly offset by a reduction in other payroll related expenses.

     Equity in loss of SMP. Our share of the loss in SMP increased 18.1% from $43.9 million for the six months ended June 30, 2001 to $51.8 million for the six months ended June 30, 2002 due primarily to a significant drop in the utilization rates caused by reduced demand. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Investment in SMP" in our Form 6-K submitted on August 14, 2002 for a more detailed discussion.

     Other income. Other income decreased $1 million from $13 million for the six months ended June 30, 2001 to $12 million for the six months ended June 30, 2002.

     Interest income. Interest income decreased 70.3% from $27.8 million for the six months ended June 30, 2001 to $8.3 million for the six months ended June 30, 2002 due to a lower cash balance and lower interest rates on fixed deposits placed.

     Interest expense. Interest expense increased 41.9% from $15 million for the six months ended June 30, 2001 to $21.3 million for the six months ended June 30, 2002, due primarily to higher interest expense associated with our $575 million 2.5% senior convertible notes due 2006, or the senior convertible notes, which were issued in April 2001.

     Exchange gain (loss). We recognized an exchange gain of $1.6 million for the six months ended June 30, 2001 and an exchange loss of $0.2 million for the six months ended June 30, 2002. The exchange differences are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Currently, we pay tax on interest income, rental income and other income not specifically exempted from income tax. Fabs 2, 3 and 6 have each been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Fab 1's income is being taxed at a concessionary tax rate of 10% effective January 1, 2001. Income taxes decreased from $13.3 million for the six months ended June 30, 2001 to $2.6 million for the six months ended June 30, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the six months ended June 30, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the six months ended June 30,

2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased from $36.3 million for the six months ended June 30, 2001 to $29.5 million for the six months ended June 30, 2002, primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.

  YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 2001

     Net revenue. Net revenues were $462.7 million in 2001, down 59.2% compared to $1,134.1 million in 2000. This decrease in revenue was due primarily to the fact that in 2001, the semiconductor industry experienced the sharpest contraction on record, in excess of 30%, with severe declines in end markets particularly in the communications sector, which represented more than 50% of our revenue in 2000.

     Wafer shipments decreased from 926.7 thousand wafers in 2000 to 390.7 thousand wafers in 2001, a decrease of 57.8%. Average selling prices decreased by 3.3% to $1,184 per wafer in 2001 compared to $1,224 per wafer in 2000. The decrease in average selling prices was due primarily to a shift in customer mix and to a lesser extent, pricing declines.

     Cost of revenue and gross profit (loss). Cost of revenue decreased 11.2% from $749.6 million in 2000 to $665.3 million in 2001. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation of $90.2 million, as a result of an increase in installed capacity in the third and fourth quarters of 2000. Gross profit was negative $202.6 million, or negative 43.8% of net revenues, down from a gross profit of $348.5 million, or 33.9% of net revenues a year ago, due primarily to significantly lower revenues and to a lesser extent, higher depreciation.

     Research and development expenses. Research and development expenses increased by $7.8 million, or 10.9%, from $71.5 million in 2000 to $79.3 million in 2001, as the company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs were $13.3 million in 2001 for Fab 7, compared to $27.5 million in 2000 for CSP and Fab 7. The fab start-up costs relating to CSP ended in the second quarter of 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses increased by 10.0% from $38.4 million in 2000 to $42.3 million in 2001, primarily due to increased support for customer prototyping activities, partly offset by reduced payroll and related expenses.

     General and administrative expenses. General and administrative expenses decreased by 46.8% from $78.8 million in 2000 to $41.9 million in 2001, primarily due to reduced payroll and related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represented the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss was charged to 2000 results of operations as we did not expect to derive value from the payments in future periods. As of June 30, 2002, we have paid $5 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in income (loss) of SMP. Our equity share of the loss in SMP was $92.7 million in 2001, compared to a income of $7.6 million in 2000, due primarily to a sharp drop in capacity utilization as a result of reduced demand. Please see "Item 4. Information of Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" in our 2001 annual report.

     Other income. Other income increased $6.8 million, or 52.5%, from $12.9 million in 2000 to $19.7 million in 2001, primarily due to higher recognizable grants from the Government of Singapore for both research and development and staff training.

     Interest income. Interest income decreased $8.3 million, or 15.3%, from $54.5 million in 2000 to $46.2 million in 2001, due to lower interest rates.

     Interest expense. Interest expense increased $22.1 million, or 125.8%, from $17.6 million in 2000 to $39.7 million in 2001 primarily due to interest expense associated with the convertible bond offering completed in April 2001.

     Exchange gain. Exchange gain decreased 49.9% from $8.4 million in 2000 to $4.2 million in 2001.

     Income tax expense. We had a provision for taxes of $14.2 million in 2001 compared to $18.7 million in 2000. The lower tax provision in 2001 was primarily the result of lower tax payable on the lower level of interest income, partly offset by higher taxes payable on our income for Fab 1. Fabs 2, 3 and 6 have each been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. With respect to Fab 1, we have received approval for post-pioneer status which will allow us to pay a concessionary tax rate of 10% effective January 1, 2001 with respect to the income earned by Fab 1.

     Minority interest in loss of CSP. The minority interest in loss of CSP increased $29.1 million, or 66.8%, from $43.5 million in 2000 to $72.6 million in 2001. The increase was primarily due to higher depreciation and significantly lower utilization as a result of reduced demand.

  YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 2000

     Net revenue. Global semiconductor demand had been growing at an accelerated pace from the third quarter of 1998 until the end of 2000. Being able to provide the required technology and capacity, we benefited from this rising demand. Net revenue grew to $1,134.1 million in 2000, up 63.4% compared to $694.3 million in 1999. The significant increase in revenues was due primarily to higher shipments, higher average selling prices and the addition of new customers in Europe, which was our fastest growing region. Wafer shipments increased from 695.3 thousand wafers in 1999 to 926.7 thousand wafers, an increase of 231.4 thousand wafers, or 33.3%. High-growth communications markets accounted for the majority of this increased demand. Average selling prices increased by 20% to $1,224 per wafer in 2000 compared to $1,020 per wafer (adjusted to exclude the terminated print-head business) in 1999. Average selling price improved primarily as a result of customer and product mix enrichment and to a lesser extent, enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue increased 42.2% from $527 million in 1999 to $749.6 million in 2000, principally due to the increase in production volumes and additional fixed costs due to increased capacity. Gross profit was $384.5 million, or 33.9% of net revenues, up from $167.2 million, or 24.1% of net revenues a year ago, driven primarily by higher revenues, improved operational performance and better operating leverage across our fabs.

     Research and development expenses. Research and development expenses increased by $12.6 million from $58.9 million in 1999 to $71.5 million in 2000, primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system-level integration including spending relating to the joint development agreement with Agere Systems Inc.

     Fab start-up costs. As a result of the amendment to the strategic alliance agreement with Agilent Technologies Europe and EDB Investments, the company has treated CSP as a consolidated subsidiary from October 1, 1999 forward. The fab start-up costs were $27.5 million in 2000 for CSP and Fab 7, compared to $8.4 million in 1999 related to CSP. The fab start-up cost relating to CSP ceased in May 2000 as CSP started production in May 2000.

     Sales and marketing expenses. Sales and marketing expenses increased by 11.8% from $34.4 million in 1999 to $38.4 million in 2000.

     General and administrative expenses. General and administrative expenses increased by 76.7% from $44.6 million in 1999 to $78.8 million in 2000. The increase was due primarily to increased staffing and other payroll related expenses.

     Other operating expenses. During 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represented the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss was charged to 2000 results of operations as we did not expect to derive value from the payments in future periods. As of June 30, 2002, we have paid $5 million of this liability and we believe that the accrued balance covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in loss of CSP. Prior to October 1, 1999, CSP was accounted for using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $9.5 million for the first nine months of 1999 (the period of time in 1999 for which CSP was accounted for using the equity method). There was no equity in loss of CSP in 2000 because CSP was treated as a consolidated subsidiary.

     Equity in income (loss) of SMP. Our equity share of the income in SMP was $7.6 million in 2000 compared to a loss of $23.3 million in 1999 due primarily to increased output and better utilization rate.

     Other income. Other income was $12.9 million compared to $5.7 million in 1999 primarily due to higher recognizable grants from the Government of Singapore for both research and development and staff training, and to a lesser extent, service fees and rental income.

     Interest income. Interest income increased from $6.7 million in 1999 to $54.5 million in 2000. The increase was primarily due to interest received on the proceeds from our company's initial public offering in November 1999 and the follow-on offering in May 2000.

     Interest expense. Interest expense decreased marginally from $17.8 million in 1999 to $17.6 million in 2000.

     Exchange gain. Exchange gain increased 43.5% from $5.9 million in 1999 to $8.4 million in 2000 due primarily to the strengthening of the U.S. dollar against the Singapore dollar and the resulting effect on our accrual for operating expenses that were denominated in Singapore dollars.

     Income tax expense. We had a provision for taxes of $2.1 million in 1999 compared to $18.7 million in 2000. The higher tax provision in 2000 was primarily the result of tax payable on interest earned from cash proceeds from our initial public offering and follow-on offering, which were placed in fixed deposits.

     Minority interest in loss of CSP. The minority interest in loss of CSP was $43.5 million in 2000 compared to $7.5 million in the prior years. This reflected higher losses incurred by CSP as a start up arising from high fixed costs associated with the commencement of depreciation and the low volume of production in Fab 6.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2002, our principal sources of liquidity included $831.4 million in cash and cash equivalents and $620.4 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $137.7 million for the six months ended June 30, 2001. Net cash used in operating activities totaled $31 million for the six months ended June 30, 2002. The decrease was primarily due to the higher net loss incurred for the six months ended June 30, 2002, compared with the corresponding period in 2001, after taking into account the effect of non-cash adjustments and the unfavorable working capital change. The non-cash adjustments in the six months ended June 30, 2002 were primarily due to depreciation and amortization, minority interest in loss of CSP and equity in loss of SMP. The unfavorable working capital change during the same period was primarily due to the decrease in amounts due to SMP, and an increase in accounts receivable and inventories, partly offset by an increase in trade accounts payable and accrued operating expenses.

     Net cash used in investing activities totaled $298.8 million for the six months ended June 30, 2001 and $158.2 million for the six months ended June 30, 2002. Investing activities consisted primarily of capital expenditures totaling $307.4 million for the six months ended June 30, 2001 and $169.5 million for the six months ended June 30, 2002. Capital expenditures for the six months ended June 30, 2002 were mainly related to the purchase of production equipment for Fab 6 (CSP) and equipment for R&D use.

     Net cash provided by financing activities totaled $548.6 million for the six months ended June 30, 2001 and was primarily from the cash proceeds from our senior convertible notes, issued in April 2001 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the repayment of term loans. Net cash used in financing activities totaled $21.2 million for the six months ended June 30, 2002. This was primarily due to the repayment of loans and refund of customer deposits partly offset by long-term borrowings incurred to finance the capital expenditures at CSP.

     We have an oral agreement for a multi-currency $100 million short-term credit facility with ST. Interest on the facility accrues at the monthly average interest rate of three specific banks as indicated by ST. Borrowings are unsecured. As of June 30, 2002, there were no borrowings outstanding under this facility. There is a possibility that ST may not continue to make this facility available to us in the future or that we may elect to terminate this facility as we have not utilized it during the last three years.

     As of June 30, 2002, we had three loans for capital expenditures and equipment with outstanding principal amounts of S$23.1 million (US$12.9 million), S$161.5 million (US$90.5 million) and S$42.9 million (US$24 million), respectively. Each of the loans is denominated in Singapore dollars and we fully hedge both interest and principal payments against fluctuations in foreign exchange rates. The loans bear interest at rates between 4.0% and 4.25%. The first two loan agreements are unsecured and guaranteed by ST. The third loan agreement was unsecured and guaranteed by commercial banks at the request of ST.

     - The first loan matures on September 1, 2003. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1997 (see "Item 19. Exhibits -- Exhibit 4.14" in our 2001 annual report).

     - The second loan matures on September 1, 2005. Interest is payable semi-annually and principal is payable in equal semi-annual installments which commenced on September 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.15" in our 2001 annual report).

     - The third loan matured on September 1, 2002, and has been repaid in full (see "Item 19. Exhibits -- Exhibit 4.16" in our 2001 annual report).

     In the first half of 2002, we repaid in full two bank loans which each had an outstanding amount of S$50 million (US$27.3 million). (See "Item 19.
Exhibits -- Exhibit 4.17 and Exhibit 4.18" in our 2001 annual report). The first loan was due February 14, 2002 and second loan was due on June 16, 2002.

     On April 2, 2001, we issued $575 million of senior convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes can be converted into ordinary shares or ADSs at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS). Based on the number of our ordinary shares outstanding (directly or in the form of ADSs) as of August 31, 2002, we estimate that the conversion price of our outstanding senior convertible notes will be adjusted downwards from S$6.5170 per share to S$4.7980 per share (equivalent to approximately US$26.7701 per ADS, based on the same fixed exchange rate and ratio set forth in the prior sentence). We expect to determine the actual adjustment to the conversion price for the notes after the expiration of the ordinary share subscription period. We may redeem all or a portion of the senior convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if our ordinary shares or ADSs trade at 125% of the conversion price for a period of

20 days in any consecutive 30 trading day period. In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200 million of the senior convertible notes, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk.

     As of June 30, 2002, CSP has a U.S. dollar term loan with several banks and financial institutions for capital expenditures and equipment. The loan was first put in place on September 28, 2000 and matures on September 28, 2006. (See "Item 19. Exhibits -- Exhibit 4.7" in our 2001 annual report). The loan is for an amount of $820 million of which $284 million in principal has been drawn and as of June 30, 2002, the remaining $536 million in principal remains undrawn. It carries an interest rate of 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of June 30, 2002, this rate ranged from 2.725% to 3.0375%. Interest is payable semi-annually in U.S. dollars and principal will be amortized in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility are secured by a floating charge over a CSP project bank account which was established in 2000 pursuant to the loan agreement, and a fixed charge over CSP's debt service reserve account which was established in 2000 pursuant to the loan agreement. The fixed charge over CSP's debt service reserve account will not permit the use of the funds in that account by CSP for as long as the loan remains outstanding. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our company's cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility.

     In addition, as of June 30, 2002, CSP has a loan for capital expenditures and equipment which was first put in place on November 24, 1999. The loan is for an amount of S$450 million (approximately US$252 million), of which S$200 million (US$112 million) in principal is outstanding. As the interest rate for the balance of the funds available under the facility was not competitive at the time of the intended draw-down, we decided against drawing on the balance and allowed the availability of the balance to lapse. The loan is denominated in Singapore dollars and we fully hedge both interest and principal payments so as to minimize our exposure to fluctuations in foreign exchange rates. The loan has an interest rate of 4.25%. The loan matures on March 1, 2006. Interest is payable semi-annually and principal is being repaid in equal semi-annual installments that commenced on March 1, 2002. While the loan is unsecured, it is backed by a bank guarantee from a syndicate of banks. (See "Item 19. Exhibits --
Exhibit 4.13" in our 2001 annual report).

     CSP also had a U.S. dollar term loan with several banks and financial institutions for capital expenditures and equipment in the amount of $143.2 million. This loan was first put in place on March 12, 1998 and matured on June 30, 2002. The loan has been repaid in full. (See "Item 19. Exhibits -- Exhibit 4.1" in our 2001 annual report).

     Many of our loans, including loans incurred by our subsidiary, CSP, and our joint venture company, SMP, contain various financial and other covenants. Among other things, these covenants require the maintenance of certain financial ratios (including total debt to net worth) and that ST own, directly or indirectly, at least 51% of our outstanding ordinary shares. If we fail to comply with these covenants, we could be in a default under these loans and the lenders would have the right to accelerate our obligation to repay the outstanding borrowings under these loans. Such a default could also cause cross-defaults under other loans and our senior convertible notes and could seriously harm us.

     In our Form 6-K submitted on May 14, 2002, we announced that we were seeking consents from one of our lenders and several of CSP's lenders to allow us to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for two of its loans. Such increase in CSP's net worth was effected by converting amounts payable by CSP to us into a loan from us to CSP (the "Chartered Loan"). We have obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio as at June 30, 2002.

     In obtaining the consents, the two CSP loan agreements were amended to include the corresponding Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by

CSP to its other lenders under the above two loans. Copies of the amendments and the corresponding Subordination Agreements are attached as Exhibits 6.2 to 6.5 to our Form 6-K submitted on August 14, 2002.

     Further, one of the CSP loan agreements was also amended to ensure that it continued to recognize a new guarantee from the guarantor banks in favor of the Economic Development Board, replacing the existing guarantee. A copy of the Fourth Supplemental Agreement dated May 21, 2002 is attached as Exhibit 6.1 to our Form 6-K submitted on August 14, 2002.

     As of June 30, 2002, the minimum future rental payments on non-cancelable operating leases amounted to $95.2 million.

     The following table set forth our contractual obligations and commitments to make future payments as of June 30, 2002 and December 31, 2001. The following excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in the normal course of operations and which are included in current liabilities at June 30, 2002 and December 31, 2001:

                                                    AS OF JUNE 30, 2002
                       ------------------------------------------------------------------------------      AS OF
                                             EXPECTED PAYMENT DATE                                      DEC 31, 2001
                       -----------------------------------------------------------------                ------------
                         2002       2003       2004       2005       2006     THEREAFTER     TOTAL         TOTAL
                       --------   --------   --------   --------   --------   ----------   ----------   ------------
Long term debt.......  $ 55,232   $ 62,462   $148,513   $148,513   $705,072         --     $1,119,792    $1,112,230
Operating lease
  commitments........     3,916      6,728      5,481      5,178      5,128    $68,764         95,195        89,341
Capital expenditure
  commitments........   295,501    296,581         --         --         --         --        592,082       263,644
                       --------   --------   --------   --------   --------    -------     ----------    ----------
Total................  $354,649   $365,771   $153,994   $153,691   $710,200    $68,764     $1,807,069    $1,465,215
                       ========   ========   ========   ========   ========    =======     ==========    ==========

     We expect our aggregate capital expenditures to be approximately $500 million in 2002, 2% higher compared to the $490 million we spent on capital expenditure in 2001. We believe that our cash on hand, the net proceeds from this offering, existing credit facilities and credit terms with our equipment vendors will be sufficient to meet our capital expenditure and working capital needs for the remainder of 2002 and for 2003.

     However, we consider opportunities to obtain additional debt or equity financing from time to time depending on prevailing market conditions. The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change which we expect to result in significant capital expenditure requirements within our longer-term horizon. Factors which may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our services, equipment and machinery as a result of changes to our customer base, the level of growth within our industry, and the amount and cost of capital available to us for capital expenditures. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of a decrease in demand for our services due to a prolonged downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

     We have received research grants from various agencies of the Government of Singapore. These grants provide funding for a portion of our research and development related capital expenditures and for the training and staffing costs associated with some of our process technology development programs. In addition, we also received grants for implementing cost-effective solutions to meet our power quality needs. Funds from these grants are disbursed upon the achievement of program milestones or amount of expenditures incurred. $12.4 million and $14.4 million of the grants were disbursed to us in 2001 and the first half of 2002, respectively. The main conditions attached to the grants are the completion of the project to which the grant relates and the certification of the costs incurred.

     In December 2000, our company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose vehicle, Wafer Fabrication Accounts Receivable Funding Corp. As of March 15, 2002, our company had not sold any receivables pursuant to this securitization program because in 2001, we experienced a decline in our revenues which in turn resulted in a decline in our accounts receivables. We concluded that it was not cost-effective to maintain the facility and the agreement was terminated effective March 15, 2002.

SPECIAL TAX STATUS

     We have been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86) of Singapore for:

     - the manufacture of integrated circuits using submicron (smaller than one micron) technology at Fab 2 for a ten-year period beginning July 1, 1996;

     - the manufacture of integrated circuits using submicron technology at Fab 3 for a ten-year period beginning January 1, 1998; and

     - the wafer fabrication of Application Specific Integrated Circuits (ASIC) and other advanced semiconductor devices at Fab 6 for a ten-year period for which the date of commencement is to be determined.

     Under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), we have also been granted:

     - development and expansion company status for the wafer fabrication of integrated circuits at Fab 1 for a five-year period beginning January 1, 2001;

     - post pioneer enterprise status for the manufacture of integrated circuits using submicron technology at Fab 2 for a five-year period beginning July 1, 2006;

     - development and expansion company status for the manufacture of integrated circuits using submicron technology at Fab 3 for a five-year period beginning January 1, 2008; and

     - development and expansion company status for the wafer fabrication of ASICs and other advanced semiconductor devices at Fab 6 for a five-year period from the expiration of the term of the pioneer status.

     During the period for which our pioneer status is effective, subject to our compliance with certain conditions, income from our pioneer trade (that is, sale of integrated circuits) is exempt from Singapore income tax. During the periods for which our post-pioneer status and development and expansion company status are effective, subject to our compliance with certain conditions, income from our post-pioneer trade and development and expansion activities are taxed at a concessionary rate of 10%. The income tax exempt profits arising from the pioneer trade may be distributed as tax-exempt dividends, and holders of ordinary shares are not subject to Singapore income tax on such dividends. Please see "Taxation -- Singapore Taxation" for information regarding the taxation of dividends. Losses accumulated before the pioneer status period cannot be carried forward. Losses accumulated in the pioneer status period may be carried forward and may be offset against profits from the same pioneer trade arising after the expiration of the pioneer status period, subject to our compliance with certain conditions. Profits arising during pioneer status offset any accumulated pioneer loss carry forward balance. Without this exemption from income tax or the concessionary tax rate of 10%, we would be subject to income tax at the applicable corporate income tax rate which (based on the Singapore Government's Budget Statement of May 3, 2002) is currently 22% for the year of assessment 2003. Interest income is not exempt from taxation during the pioneer status period or entitled to the concessionary tax rate during the post-pioneer status period or the development and expansion company status period.

RECENT ACCOUNTING PRONOUNCEMENTS

  CHANGE IN U.S. ACCOUNTING STANDARD MAY IMPACT OUR FINANCIAL REPORTING

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in August 2001. We adopted the provisions of SFAS No. 141 for business combinations initiated after June 30, 2001, and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No.'s 141 and 142 did not have a material effect on our financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We are required to adopt the provisions of SFAS No. 143 effective January 1, 2003. It is not practicable for us to estimate the impact of adopting this statement at the date of this prospectus supplement.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. We adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not have a material effect on our financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires, among other things, that gains and losses on the early extinguishment of debt be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 145 related to classification of gains and losses on the early extinguishment of debt are effective for fiscal years beginning after May 15, 2002. We are required to adopt the provision of SFAS No. 145 effective January 1, 2003. It is not practicable for us to estimate the impact of adopting SFAS No. 145 at the date of this prospectus supplement.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires costs associated with exit or disposal activities to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We are required to adopt the provision of SFAS No. 146 effective January 1, 2003. It is not practicable for us to estimate the impact of adopting SFAS No. 146 at the date of this prospectus supplement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

  INTEREST RATE RISK

     Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

     We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may be periodically needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

     As of June 30, 2002, our debt obligations are as follows:

                                           EXPECTED MATURITY DATE
                       ---------------------------------------------------------------   WEIGHTED   DECEMBER 31,
                                                                                         AVERAGE        2001
                                                                                         INTEREST   ------------
   LONG TERM DEBT       2002      2003       2004       2005       2006       TOTAL        RATE        TOTAL
   --------------      -------   -------   --------   --------   --------   ----------   --------   ------------
                                    (IN THOUSANDS, EXCEPT INTEREST RATE)
U.S. dollar at
  floating rate......       --        --   $ 94,667   $ 94,667   $ 94,666   $  284,000     2.77%     $  184,800
Singapore dollar at
  fixed rate(1)(2)...  $55,232   $62,462     53,846     53,846     14,000      239,386     5.47         287,355
Singapore dollar at
  floating rate......       --        --         --         --         --           --       --          54,620
2.5% senior
  convertible
  notes(3)...........       --        --         --         --    596,406      596,406     5.25         585,455
                       -------   -------   --------   --------   --------   ----------     ----      ----------
Total................  $55,232   $62,462   $148,513   $148,513   $705,072   $1,119,792               $1,112,230
                       =======   =======   ========   ========   ========   ==========     ====      ==========

                                                                       AS OF
                                                              -----------------------
                                                              JUNE 30,   DECEMBER 31,
                                                                2002         2001
                                                              --------   ------------
ACCOUNTS PAYABLE
U.S. dollar.................................................  $ 78,995     $38,547
Singapore dollar(1).........................................    21,058      22,767
Japanese yen(1).............................................    13,423       5,878
Others......................................................    17,902      15,551
                                                              --------     -------
          Total Payable.....................................  $131,378     $82,743
                                                              ========     =======

---------------

(1) We have entered into forward foreign exchange contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars.
(2) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a U.S. dollar denominated fixed rate instrument.
(3) In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200 million of our 2.5% senior convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk.

     As of June 30, 2002, 56.7% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 43.3% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.

  FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars.

     The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

                                                     AS OF JUNE 30, 2002
                                   -------------------------------------------------------      AS OF
                                                                                             DECEMBER 31,
                                         EXPECTED MATURITY DATE OF NOTIONAL AMOUNTS              2001
                                   -------------------------------------------------------   ------------
                                    2002      2003      2004      2005     2006    TOTAL        TOTAL
                                   -------   -------   -------   -------   ----   --------   ------------
                                            (IN THOUSANDS, EXCEPT EXCHANGE RATE)
Forward Exchange Agreements
(Receive S$/Pay US$)
Contract Amount..................  $50,491   $38,245   $28,292   $27,409   --     $144,437     $242,333
Average Contractual Exchange
  Rate...........................     1.76      1.75      1.75      1.73   --         1.75         1.75
(Receive Euro/Pay US$)
Contract Amount..................    1,288        --        --        --   --        1,288           --
Average Contractual Exchange
  Rate...........................    0.966        --        --        --   --        0.966           --
                                   -------   -------   -------   -------    --    --------     --------
Total............................  $51,779   $38,245   $28,292   $27,409   --     $145,725     $242,333
                                   =======   =======   =======   =======    ==    ========     ========

                                      AS OF JUNE 30, 2002              AS OF DECEMBER 31, 2001
                                --------------------------------   --------------------------------
                                CARRYING    AMOUNT    PERCENTAGE   CARRYING    AMOUNT    PERCENTAGE
                                 AMOUNT     HEDGED      HEDGED      AMOUNT     HEDGED      HEDGED
                                --------   --------   ----------   --------   --------   ----------
NON-US DOLLAR LIABILITIES
Accounts Payable
  Japanese yen................  $ 13,423         --        --      $  5,878         --        --
  Singapore dollar............    21,058   $  6,000      28.5%       22,767         --        --
  Others......................    17,902      1,288       7.2        15,551         --        --
Foreign Currency Loan
  Singapore dollar............   239,386    239,386     100.0       341,975   $341,975     100.0%
Future Interest Payable on
  Debt
  Singapore dollar............     4,601      4,601     100.0         5,791      5,791     100.0%
                                --------   --------     -----      --------   --------     -----
  Total.......................  $296,370   $251,275      84.8%     $391,962   $347,766      88.7%
                                ========   ========     =====      ========   ========     =====

                                   DIRECTORS

     The following table sets forth, as of the date of this prospectus supplement, the name, age, position, address and occupation of each director of our company.

BOARD OF DIRECTORS(1)

NAME                    AGE        POSITION               ADDRESS                 OCCUPATION
----                    ---        --------               -------                 ----------
James A.
  Norling(2)(3).......  60    Chairman of the      No. 7 Orange Grove       Chairman of the Board
                              Board                Road #04-178 TreeTops    of Chartered and
                                                   Executive Residences     Director of Harley-
                                                   Singapore 258355         Davidson, Inc.
Lim Ming
  Seong(3)(4).........  55    Deputy Chairman of   69 Chartwell Drive,      Corporate advisor to
                              the Board            Singapore 558765         ST, Deputy Chairman of
                                                                            STATS and Chairman of
                                                                            CSE Systems &
                                                                            Engineering Ltd.
Sum Soon
  Lim(3)(4)(5)........  59    Director             90 Branksome Road,       Corporate advisor to
                                                   Singapore 439613         ST, Director of
                                                                            various companies,
                                                                            including CapitaLand
                                                                            Ltd., Singapore Health
                                                                            Services Pte. Ltd.,
                                                                            Singapore Technologies
                                                                            Telemedia Pte. Ltd.
                                                                            and Vertex Venture
                                                                            Holdings Ltd, and
                                                                            member of the
                                                                            Securities Industry
                                                                            Council.
James H. Van
  Tassel(4)...........  73    Director             1901, Southwood Lane     Consultant in the
                                                   Dayton, OH 45419,        semiconductor
                                                   United States of         industry.
                                                   America
Aubrey C.
  Tobey(3)(5).........  76    Director             65 Falmouth Road,        President of ACT
                                                   Arlington, MA 02174-     International and
                                                   2206, United States of   Director of Rudolph
                                                   America                  Technologies, Inc.
Robert E. La
  Blanc(5)............  68    Director             323 Highland Avenue,     President of Robert E.
                                                   Ridgewood, NJ, United    La Blanc Associates,
                                                   States of America        Inc.
Andre Borrel(3)(4)....  66    Director             1 Chemin du Bois de      Consultant in the
                                                   Seyme, CH-1253,          semiconductor
                                                   Vandoeuvres, Geneva,     industry.
                                                   Switzerland
Charles E.
  Thompson(3).........  73    Director             3750 E. Minton Place,    Consultant in the
                                                   Mesa, AZ 85205, United   information
                                                   States of America        technology/semiconductor
                                                                            technology industry.
Koh Beng Seng(5)......  51    Director             1A Surrey Road,          Deputy President of
                                                   #09-00 Star Mansions,    United Overseas Bank
                                                   Singapore 307741         Ltd.

NAME                    AGE        POSITION               ADDRESS                 OCCUPATION
----                    ---        --------               -------                 ----------
Tsugio Makimoto.......  65    Director             1-7-11-206 Tamagawa-     Corporate Advisor/
                                                   Denenchou,               Semiconductor Network
                                                   Setagaya-ku, Tokyo,      Company Chief
                                                   Japan                    Technology Officer of
                                                                            Sony Corporation,
                                                                            member of the Advisory
                                                                            Committee of the NAIST
                                                                            (Nara Institute of
                                                                            Science and
                                                                            Technology) and
                                                                            Auditor of Hitachi
                                                                            Chemical Corporation.
Tay Siew
  Choon(2)(3)(4)......  55    Director             6 Third Avenue,          Managing Director and
                                                   Singapore 266579         Chief Operating
                                                                            Officer of ST, Deputy
                                                                            Chairman and Chief
                                                                            Executive Officer of
                                                                            Green Dot Capital Pte.
                                                                            Ltd. and Director of
                                                                            various companies,
                                                                            including SembCorp
                                                                            Industries Ltd.,
                                                                            Singapore Computer
                                                                            Systems Ltd., SNP
                                                                            Corporation Ltd. and
                                                                            PSA Corporation Ltd.
Peter Seah Lim
  Huat(2)(3)..........  56    Director             45 Binjai Park,          President and Chief
                                                   Singapore 589845         Executive Officer of
                                                                            ST.
Chia Song Hwee(2).....  39    Director             35 Greenbank Park,       President and Chief
                                                   Singapore 589396         Executive Officer of
                                                                            Chartered.
Premod Paul
  Thomas(6)...........  45    Alternate Director   10 Mount Sinai Lane,     Director, Corporate
                              to Sum Soon Lim      Singapore 277001         Business and Treasury
                                                                            of ST.

---------------

(1) A portion of our directors are elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. However, where a director is 70 years or over in age, he is required to stand for re-election each year. Previously, our Chief Executive Officer and President was not required to stand for re-election as a director while he was in office. However, on May 15, 2002, we amended our articles of association to require our Chief Executive Officer and President to stand for re-election with respect to his board seat, as is required for the other board seats. Our contracts with senior management do not have fixed expiry dates but can be terminated by either party through notice provisions.
(2) Member of the Executive Committee.
(3) Member of the Executive Resource and Compensation Committee.
(4) Member of the Budget Committee.
(5) Member of the Audit Committee.
(6) Under our Articles of Association, a director is entitled to designate an alternate director to take his place when he is absent from a meeting. An alternate director, when serving in place of an absent director, may exercise all of the powers and authority of the absent director, except the power to appoint an alternate director. When not acting in place of an absent director for whom he has been appointed alternate director, an alternate director is not entitled to attend, participate or vote in any board meetings.

                                  THE OFFERING

     The discussion that follows is divided into four sections. Section A concerns subscription by holders of ADSs. Section B concerns subscription by holders of ordinary shares. Section C concerns exchange privileges. Section D concerns adjustments to our senior convertible notes, employee share purchase and employee share option plans to take into account this offering.

INTRODUCTION

     We are offering holders of our ordinary shares transferable primary ordinary share rights to buy new ordinary shares and holders of our ADSs transferable primary ADS rights to buy new ADSs. We are also offering holders of our ordinary shares non-transferable secondary ordinary share rights and holders of our ADSs transferable secondary ADS rights to buy new ordinary shares (directly or in the form of ADSs) that are not subscribed for pursuant to the exercise of the primary rights.

     As of August 31, 2002, we had 1,387,024,504 ordinary shares outstanding (directly or in the form of ADSs). Based on this number, we expect to issue 1,109,619,603 new ordinary shares (directly or in the form of ADSs) in this offering and to have 2,496,644,107 ordinary shares (directly or in the form of ADSs) outstanding following this offering. ST and ST Semiconductors, our two largest shareholders, have committed to exercise all of their primary rights and to subscribe for 671,255,503 ordinary shares, which represents their pro rata portion of the ordinary shares we expect to issue in this offering, at the S$1.00 per new ordinary share subscription price, for an aggregate amount of approximately US$384 million.

     Merrill Lynch has agreed to act as manager in this offering and has agreed, on a firm commitment basis, to purchase up to 438,364,100 ordinary shares that are not subscribed for pursuant to this offering, at the S$1.00 per new ordinary share subscription price, for an aggregate amount of up to approximately US$250 million. Merrill Lynch will place these ordinary shares in Singapore or elsewhere outside the U.S. pursuant to Regulation S under the U.S. Securities Act of 1933. The other institutions named on the cover page of this prospectus supplement have agreed with Merrill Lynch to act as sub-underwriters. Please see "Plan of Distribution" in this prospectus supplement.

     If additional ordinary shares or ADSs are issued and registered in our register of ordinary shareholders or ADS holders between September 1, 2002 and the ordinary share books closure date and the ADS record date, as the case may be, then rights with respect to such additional ordinary shares or ADSs will also be distributed. If these rights are not fully exercised, the unsubscribed new ordinary shares (directly or in the form of ADSs) underlying these rights will not be underwritten.

     We are offering ADS rights to our ADS holders who are holders of record on the ADS record date, which is 5:00 p.m., New York City time, September 17, 2002. Each record holder of our ADSs will receive eight primary ADS rights for every ten ADSs held on the ADS record date. We have made arrangements with Citibank, N.A., our ADS rights agent, to make available these primary ADS rights to holders of ADSs on the ADS record date. One primary ADS right entitles the holder to subscribe for one new ADS at the price and in accordance with the terms and procedures described below under the heading "Section A: Subscription by Holders of ADSs -- ADS Subscription Price." In addition, holders of ADS rights who validly exercise all of their primary ADS rights may apply to subscribe for additional new ordinary shares in the form of ADSs as described under the heading "Section A: Subscription by Holders of ADSs -- Secondary ADS Rights." Fractional ADS rights will not be distributed to holders of ADS rights but will be aggregated with fractional ADS rights of other holders and sold by the ADS rights agent. As required under the deposit agreement governing the ADSs, the net proceeds from the sale of fractional ADS rights (after deducting applicable depositary fees of up to US$0.02 for every ADS right sold, taxes and expenses) will be remitted to such holders.

     We are offering ordinary share rights to holders of our ordinary shares of record on the ordinary share books closure date, which is 5:00 p.m., Singapore time, September 18, 2002. Each record holder of our ordinary shares will receive eight primary ordinary share rights for every ten ordinary shares held on the ordinary share books closure date. We have arranged for holders of our ordinary shares to be notified regarding the number of primary ordinary share rights such holders will receive. One primary ordinary share right entitles the holder to subscribe for one new ordinary share at a subscription price of S$1.00 in accordance with the terms and procedures described below under the heading "Section B: Subscription by Holders of Ordinary Shares -- Ordinary Share Subscription Price" and in the instructions booklet for participation in this offering of new ordinary shares. In addition, holders of ordinary shares on the ordinary share books closure date may apply to subscribe for additional new ordinary shares as described under the heading "Section B: Subscription by Holders of Ordinary Shares -- Secondary Ordinary Share Rights." Consistent with Singapore market practice, fractional ordinary share rights will not be distributed to holders of ordinary share rights but will be aggregated with fractional ordinary share rights of other holders, if any, and Merrill Lynch will attempt to sell such aggregated fractions, as the ordinary share rights selling broker. The net proceeds from any such sales will be retained by us.

     Because the expiration of the ADS subscription period extends beyond the trading period of the ordinary share rights, and is only one business day prior to the expiration of the ordinary share subscription period, it would not be practicable for the ADS rights agent to sell any unexercised ADS rights on your behalf.

     IF YOU HAVE NOT EXERCISED YOUR RIGHTS BEFORE THE EXPIRATION OF THE APPLICABLE SUBSCRIPTION PERIOD, YOUR RIGHTS WILL BECOME VOID AND WILL HAVE NO VALUE. IN ADDITION, NO ARRANGEMENTS WILL BE MADE TO SELL ANY UNEXERCISED RIGHTS ON YOUR BEHALF. ACCORDINGLY, YOU WILL NOT RECEIVE ANY PROCEEDS WITH RESPECT TO UNEXERCISED RIGHTS.

HOLDERS OF ORDINARY SHARES AND ADSS NOT ELIGIBLE TO PARTICIPATE IN THIS OFFERING

     We will not distribute rights to holders in any jurisdiction where it would be unlawful to do so. Merrill Lynch, as the ordinary share rights selling broker, will attempt to sell the ordinary share rights, and Citibank, N.A., as the ADS rights agent, will attempt to sell the ADS rights, to which such holders are entitled and will distribute the net proceeds from the sale (after deducting applicable fees, taxes and expenses, including depositary fees in the case of ADS rights in the amount of up to US$0.02 per ADS right sold) to such holders pro rata, based on the number of ordinary share rights or ADS rights, as they case may be, they are entitled to. Amounts smaller than S$10.00 from the sale of ordinary share rights will be retained by us and will not be distributed to holders of ordinary shares with registered addresses in, or who are residents of, these countries.

     We will not distribute any ordinary share rights to any person registered as a holder of ordinary shares in our registers of ordinary shareholders if such person does not have an address for the service of notices and other documents in Singapore, the United States or such other jurisdiction (if any) as we may announce on or prior to September 18, 2002, the ordinary share books closure date. In addition, a person who does not have an address for the service of notices and other documents in Singapore, the United States or such other announced jurisdiction (if any) may not validly subscribe for and will not receive any new ordinary shares by exercising any ordinary share rights. Such persons may subscribe for or purchase new ordinary shares through a nominee in Singapore, the United States or such other announced jurisdiction (if any), in accordance with the following:

  UNITED KINGDOM

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in the United Kingdom in accordance with applicable securities laws only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) and otherwise in compliance with all applicable provisions of the Financial Services and Markets Act 2000.

  HONG KONG

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made in Hong Kong in accordance with applicable securities laws only to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong.

  THE NETHERLANDS

     Offers and sales of rights, and deliveries of ordinary shares or ADSs upon exercise of rights, in connection with this offering may be made, directly or indirectly, only to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of profession or trade.

  OTHER JURISDICTIONS

     The distribution of this prospectus supplement and the offer of the rights, ordinary shares and ADSs may be restricted by law in certain jurisdictions, and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. No rights, ordinary shares or ADSs may be allocated, offered for sale or purchase, or be sold or delivered in any jurisdiction where to do so would violate any securities laws or regulations in any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration, other than as described above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

  AUSTRALIA, CANADA, CHINA AND JAPAN

     Due to restrictions under the securities laws of Australia, Canada, China and Japan, persons who are residents of these jurisdictions shall not be permitted to acquire rights, ordinary shares or ADSs, and we will not transfer, sell or deliver rights, ordinary shares or ADSs to such persons.

ADS DEPOSIT CERTIFICATION PERIOD

     Merrill Lynch will offer and sell any ordinary shares it purchases pursuant to the underwriting agreement outside the U.S. pursuant to an exemption from U.S. registration requirements. In order to ensure that the requirements for this exemption are satisfied, if Merrill Lynch purchases any ordinary shares under the underwriting agreement, then all holders of our ordinary shares who wish to make deposits into our ADS facility during the period commencing on October 7, 2002 and ending on November 25, 2002 (unless such period is extended as described below) will be required to submit to the ADS depositary a certification in connection with such deposit. The ADS depositary will provide the form of the certification and will require each depositor to certify that:

     - the beneficial owner of the ordinary shares to be deposited is not an affiliate of us or acting on behalf of us, our affiliates or Merrill Lynch or any other distributor of the ordinary shares purchased by Merrill Lynch; and

     - the ordinary shares being deposited were either:

        (i) acquired pursuant to the exercise of ordinary share rights by such beneficial owner;

        (ii)  acquired by such beneficial owner prior to October 7, 2002; or

        (iii) acquired by such beneficial owner upon conversion of our senior convertible notes or under our employee share option or purchase plans.

     We may extend the certification period by notice to the ADS depositary if we determine that it is necessary or advisable for us to do so to comply with U.S. law. We will publicly announce any such extension. For purposes of the foregoing, a "beneficial owner" of an ordinary share means any person or entity having a beneficial interest deriving from the ownership of the ordinary share and "distributor" has the meaning set forth in Rule 902 of Regulation S under the Securities Act.

                   SECTION A: SUBSCRIPTION BY HOLDERS OF ADSS

     This section applies to you if you hold ADSs. If you are a holder of Ordinary Shares, see "-- Section B: Subscription by Holders of Ordinary Shares" below.

     The expected timetable below lists certain important dates relating to this offering to holders of ADSs, which we may adjust upon notification to Nasdaq, the ADS rights agent and, where appropriate, to our ADS holders. ALL TIMES REFERRED TO IN THIS TIMETABLE AND THIS SECTION A ARE NEW YORK CITY TIME UNLESS STATED OTHERWISE.

ADS ex-rights date                                               September 13, 2002
Record date for ADS rights                         5:00 p.m. on  September 17, 2002
Trading in ADS rights on Nasdaq commences                        September 18, 2002
ADS subscription period commences                                September 18, 2002
ADS rights certificates sent to eligible ADS                     On or about September 19, 2002
  holders
Last date and time for exchanging ADS rights for   5:00 p.m. on  September 30, 2002
  primary ordinary share rights to be traded in
  Singapore
Last date and time for exchanging ADS rights for   5:00 p.m. on  October 2, 2002
  primary ordinary share rights to be exercised
  in Singapore
Trading in ADS rights on Nasdaq ends               4:00 p.m. on  October 4, 2002
ADS subscription period expires                    5.00 p.m. on  October 4, 2002
Last date and time to subscribe for new ADSs       5:00 p.m. on  October 4, 2002
  pursuant to primary ADS rights (including by
  means of a notice of guaranteed delivery)
Last date and time to subscribe for new ordinary   5:00 p.m. on  October 4, 2002
  shares (in the form of ADSs) pursuant to
  secondary ADS rights
Last date and time for delivery of ADS rights in   5:00 p.m. on  October 9, 2002
  satisfaction of a notice of guaranteed delivery
Trading in new ADSs on Nasdaq commences                          On or about October 11, 2002
Expected date for distribution of new ADSs                       On or about October 14, 2002

     The holders of ADSs may subscribe for new ADSs representing new ordinary shares as follows:

PRIMARY RIGHTS OFFERING TO ADS HOLDERS

     For every ten ADSs you hold on the ADS record date, you will receive eight primary ADS rights. Prior to the expiration of the ADS subscription period, you may subscribe for one new ADS for every one primary ADS right you hold at the price described below.

INDICATIVE ADS SUBSCRIPTION PRICE

     The indicative ADS subscription price is US$5.71 per ADS, which is the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on August 30, 2002, the last trading day before the announcement of this offering on September 2, 2002. To validly subscribe for new ADSs, you will need to deliver to the ADS rights agent US$6.00 for each new ADS you wish to subscribe, which is 105% of the indicative ADS subscription price in order to account for possible exchange rate fluctuations. You will be required to make payments in U.S. dollars in accordance with the procedures set forth under "-- Payment of ADS Subscription Price."

DEFINITIVE ADS SUBSCRIPTION PRICE

     The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon buying rate on October 7, 2002, the last day of the ordinary share subscription period.

ADS EX-RIGHTS DATE

     The ex-rights date for ADSs is September 13, 2002. As trades in ADSs require three business days to settle, if you purchase ADSs on or after September 13, 2002, you will not be a holder of record on the ADS record date on September 17, 2002, and therefore will not receive ADS rights in respect of those ADSs. You will also not receive ADS rights in respect of any ADSs you sell or otherwise transfer before September 13, 2002. Instead, the purchaser or transferee of such ADSs will be entitled to participate in this offering.

ADS RECORD DATE

     The record date for determination of the holders of ADSs who are eligible to receive ADS rights is 5:00 p.m., New York City time, on September 17, 2002.

TEMPORARY CLOSURE OF ADS FACILITY FOR DEPOSITS OF ORDINARY SHARES

     During the period from 5:00 p.m., New York City time, on September 17, 2002 (5:00 a.m., Singapore time, on September 18, 2002), to and including 5:00 a.m., New York City time, on September 18, 2002 (5:00 p.m., Singapore time, on September 18, 2002), the depositary facility pursuant to which ADSs are issued will be closed for additional deposits unless special arrangements are made with the ADS depositary.

ADS RIGHTS CERTIFICATES

     The ADS rights constitute warrants under U.S. law and will be evidenced by certificates which we refer to as ADS rights certificates. These certificates will be issued to eligible ADS holders and will be freely transferable to the extent described in this prospectus supplement. The ADS rights certificates may be exercised or sold or assigned to others or exchanged for ordinary share rights, as described below.

ADS RIGHTS AGENT

     Citibank, N.A., in addition to acting as ADS depositary in respect of our ADS program, will act as the ADS rights agent. The ADS rights are to be issued under the terms of a rights agency agreement relating to this offering between us and Citibank, N.A. We have filed a copy of the ADS deposit agreement as an exhibit to the registration statement of which this prospectus supplement forms a part. We will submit a Form 6-K which will include a copy of the rights agency agreement. Copies of both the ADS deposit agreement and the rights agency agreement are also available for inspection at the offices of Citibank N.A. at 111 Wall Street, New York NY 10005.

DOCUMENTS YOU WILL RECEIVE

     On or about September 19, 2002, the ADS rights agent will distribute to all record holders of ADSs on the ADS record date: (i) this prospectus supplement and the accompanying prospectus, (ii) an ADS rights certificate, (iii) an instructions booklet for participation in this offering of new ADSs and (iv) a notice of guaranteed delivery.

FRACTIONAL ADS RIGHTS

     If on the ADS record date, you hold a number of ADSs that would entitle you to receive a number of ADS rights other than a whole number, your entitlement to ADS rights will be rounded down to the nearest whole number and you will receive such whole number of ADS rights, if any. Fractional ADS rights will not be distributed to you but will be aggregated with fractional ADS rights of other holders of ADSs and sold by the ADS rights agent. As required under the deposit agreement governing the ADSs, the net proceeds from the sale of your fractional ADS rights (after deducting applicable depositary fees of up to US$0.02 for every ADS right sold, taxes and expenses) will be remitted to you.

ADS SUBSCRIPTION PERIOD

     You can subscribe for new ADSs during the period from September 18, 2002 through October 4, 2002. The subscription period for new ADSs ends one business day before the subscription period for new ordinary shares ends. IF YOU DO NOT EXERCISE YOUR ADS RIGHTS DURING THE ADS SUBSCRIPTION PERIOD, YOUR ADS RIGHTS WILL BE VOID AND WILL HAVE NO VALUE. THE ADS RIGHTS AGENT WILL NOT SELL ANY UNEXERCISED ADSS ON YOUR BEHALF. ACCORDINGLY, YOU WILL NOT RECEIVE ANY PROCEEDS WITH RESPECT TO UNEXERCISED ADS RIGHTS.

SALE OF ADS RIGHTS

     If you hold an ADS rights certificate and would like the ADS rights agent to sell all or a portion of your ADS rights, you will need to deliver your ADS rights certificate to the ADS rights agent before 5:00 p.m., New York City time, on October 2, 2002 (at one of the addresses noted below) and indicate on the ADS rights certificate that you wish your ADS rights to be sold. If you hold your ADS rights in a brokerage or custodian account and you would like the ADS rights agent to sell all or a portion of your ADS rights, you will need to timely instruct your broker or custodian to deliver your ADS rights together with sale instructions to the ADS rights agent before 5:00 p.m., New York City time, on October 2, 2002. At least once weekly, the ADS rights agent will aggregate the ADS rights delivered to it with instructions to sell and will arrange for their sale on Nasdaq through a broker appointed by the ADS rights agent for such purpose. The ADS rights agent will collect the proceeds from all such sales during the ADS subscription period and will distribute to the ADS rights holders who have instructed such sales (or their agents) the net sale proceeds (after deduction of applicable depositary fees of up to US$0.02 per ADS right sold, taxes and expenses) for the ADS rights so sold, calculated on the basis of the net weighted average of all sales of ADS rights by the ADS rights agent during the ADS subscription period. Neither the ADS rights agent nor we can guarantee the ability of the ADS rights agent to effectuate the sale or the price at which the ADS rights will be sold.

TRADING IN ADS RIGHTS

     We expect the ADS rights to trade on Nasdaq under the symbol "CHRTR" during the period from September 18, 2002 to October 4, 2002. The CUSIP No. for the ADS rights is 16133R114.

HOW TO EXERCISE YOUR ADS RIGHTS

     Please refer to the instructions booklet for participation in this offering of new ADSs on how to exercise your ADS rights. THE ADS RIGHTS AGENT HAS THE DISCRETION TO REFUSE ANY IMPROPERLY COMPLETED DOCUMENTS, FORMS OR CERTIFICATES. YOUR EXERCISE OF YOUR ADS RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED. You can exercise your ADS rights prior to the expiration of the ADS subscription period:

     - by delivering the ADS rights certificate(s) for the ADS rights being exercised BY 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 4, 2002; and

     - by making full payment of the amount required to be paid as described under "-- Payment of ADS Subscription Price," for the ADSs being subscribed for, in each case to the ADS rights agent at one of the addresses below:


         By Courier:                      By Mail:                        By Hand:
       Citibank, N.A.                  Citibank, N.A.                  Citibank, N.A.
      Corporate Actions               Corporate Actions          c/o Securities Transfer and
     40 Campanelli Drive            Post Office Box 43034          Reporting Services Inc.
     Braintree, MA 02184          Providence, RI 02940-3034        Attn: Corporate Actions
                                                                        100 Williams
                                                                     Street -- Galleria
                                                                     New York, NY 10038

      Alternatively, see "-- Notice of Guaranteed Delivery" below.

     DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. THE ADS RIGHTS AGENT MUST RECEIVE AND PROCESS PROPERLY COMPLETED DOCUMENTATION AND FULL PAYMENT PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD.

     If you hold your ADSs in a brokerage or custodian account, you will need to exercise your ADS rights through your broker or custodian. You should contact your broker or custodian to determine how to instruct the broker or custodian to exercise the ADS rights on your behalf before the expiration of the ADS subscription period. The exercise of ADS rights by brokers and custodians will be made via the clearing and settlement systems of The Depository Trust Company, which is the book-entry settlement system for equity securities such as the ADSs in the United States.

PAYMENT OF ADS SUBSCRIPTION PRICE

     You are required to pay the ADS subscription price in U.S. dollars through the ADS rights agent. You will be required to pay to the ADS rights agent US$6.00 per new ADS subscribed. This U.S. dollar amount is approximately equivalent to 105% of the indicative ADS subscription price of US$5.71 in order to account for possible exchange rate fluctuations. The definitive ADS subscription price will be calculated as described under the heading
"-- Definitive ADS Subscription Price." Payment in U.S. dollars may be made by check drawn on a U.S. bank or bank draft made payable to the order of "Citibank, N.A. -- Chartered ADS Rights Offering."

     In the event the amount you pay to subscribe for each new ADS exceeds the definitive ADS subscription price, the ADS rights agent will refund as soon as practicable the aggregate excess in U.S. dollars to you. We expect that the amount you pay will be sufficient to cover the definitive ADS subscription price, although there can be no assurance that this will be the case. You will not receive any interest on refunded amounts.

     If the amount you pay to subscribe for each ADS is less than the definitive ADS subscription price, the ADS rights agent will pay the amount of such deficiency to us on your behalf. You will then be required to promptly pay the amount of such deficiency, including interest and expenses, and you will not receive ADSs in respect of ADSs subscribed for by you prior to the ADS rights agent's receipt of payment. If your deficiency payment is not received by the ADS rights agent prior to October 21, 2002, the ADS rights agent may sell your ADSs in an amount sufficient to cover the amount you owe. In that event, the ADS rights agent will distribute to you as soon as practicable the remaining ADSs together with a check in the amount of the excess net proceeds, if any, from such sale (after deduction of applicable depositary fees (up to US$0.05 per ADS sold), taxes and expenses).

     If you wish to subscribe for additional new ordinary shares in the form of ADSs as described under "-- Secondary ADS Rights", the subscription price payable for the additional new ADSs will be payable in U.S. dollars in accordance with the procedures described above. In the event that you are allocated less than the number of additional new ADSs that you applied to subscribe for, the ADS rights agent will return to you, as soon as practicable after the allocation, any excess amount you paid net of any amounts otherwise owed to the ADS rights agent (i.e., in the case of a deficiency described in the immediately preceding paragraph), without interest.

NOTICE OF GUARANTEED DELIVERY

     If you want to subscribe for new ADSs and time will not permit the ADS rights agent to receive your ADS rights certificate before 5:00 p.m., New York City time, on October 4, 2002, your subscription will be accepted if, on or before such time, the ADS rights agent has received payment in full of the amount required to be paid for subscription for the new ADSs and a completed "Notice of Guaranteed Delivery" in the form provided by the ADS rights agent. The Notice of Guaranteed Delivery will require that you state your name and the number of new ADSs subscribed and will contain an irrevocable guarantee of an eligible financial institution (of the type specified in the Notice of Guaranteed Delivery), that you have properly completed and executed the notice of guaranteed delivery and that the ADS rights will be delivered by the eligible financial institution to the ADS rights agent prior to 5:00 p.m., New York City time, on October 9, 2002. If you subscribed on the basis of a failed guarantee, the ADS rights agent may sell the new ADSs and will return to you only the lesser of the ADS subscription price or the net proceeds, in each case net of applicable depositary fees (up to US$0.05 per ADS sold) and expenses incurred as a result of the failed guarantee.

UNEXERCISED ADS RIGHTS

     If you do not exercise your ADS rights during the ADS subscription period, your ADS rights will be void and will have no value. Because the expiration of the ADS subscription period extends beyond the trading period of the ordinary share rights, and is only one business day prior to the expiration of the ordinary share subscription period, it would not be practicable for the ADS rights agent to sell any unexercised ADS rights on your behalf. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

SECONDARY ADS RIGHTS

     If you are a holder of ADSs rights and you validly exercise all of your primary ADS rights, you may apply to subscribe for an additional number of new ordinary shares (in the form of ADSs) in the event that this offering of ordinary shares (directly or in the form of ADSs) pursuant to the primary rights is not fully subscribed. If the aggregate number of additional new ordinary shares available for subscription pursuant to the secondary rights equals or exceeds the aggregate number of additional new ordinary shares subscribed for, we will allocate to you the number of additional new ordinary shares (in the form of ADSs) indicated in your ADS rights certificate. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares subscribed for pursuant to the secondary rights, we will allocate the available new ordinary shares (directly or in the form of ADSs) to holders who have applied to subscribe for such new additional ordinary shares pursuant to exercise of their secondary rights in accordance with customary practices in Singapore. The ADS rights agent will return any excess funds not applied to subscriptions pursuant to exercise of secondary ADS rights as soon as practicable after the allocation, net of any amounts otherwise owed to the ADS rights agent in connection with the exercise of the primary rights, without interest. There can be no guarantee made as to the number of additional new ordinary shares (in the form of ADSs) you may be allocated. YOUR EXERCISE OF SECONDARY ADS RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED.

     Holders of ADSs who wish to exercise secondary ADS rights must indicate the number of additional new ADSs they have applied to subscribe for on a properly completed ADS rights certificate and must make full payment of the ADS subscription price for each additional ADS applied to be subscribed for in accordance with the payment procedures described above. If you hold ADSs through a nominee and you wish to exercise secondary ADS rights, you must do so in accordance with the instructions from the nominee. Consistent with the U.S. market practice, each secondary ADS right is part of the corresponding primary ADS rights, and accordingly, upon transfer of a primary ADS right, its corresponding secondary ADS right will be transferred along with such primary ADS right (except with respect to exchanges of

ADS rights to primary ordinary share rights, as discussed in more detail in "The Offering -- Section C: Exchange Privileges -- Exchanges of ADS Rights for Primary Ordinary Share Rights").

LISTING AND QUOTATION OF NEW ADS

     The ADSs issuable upon subscription of ADS rights will be traded and quoted on Nasdaq under the symbol "CHRT". Trading in the new ADSs is expected to commence on or about October 11, 2002.

DELIVERY OF NEW ADSS

     The ADS depositary will issue and deliver the new ADSs subscribed pursuant to this offering as soon as practicable after the share certificates in respect of the new ordinary shares underlying such ADSs have been issued to CDP and the new ordinary shares have been delivered to the ADS custodian in Singapore.

RANKING

     The new ADSs will, when issued and fully paid, rank equally in all respects with the then existing ADSs, except that they will not qualify for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the new ADSs.

ADS HOLDER HELPLINE

     Should you have any questions with regard to this offering or wish to receive this document or subscription or application forms, please either call one of the following numbers:

Holders of ADSs:  All holders of ADSs in the U.S., call toll free: +1 (866)
                  807-3084 (Monday to Friday 9:00 a.m. to 8:00 p.m., New York
                  City time).

                  Banks, brokers and non-U.S. holders of ADSs, call: +1 (212)
                  440-9800 (Monday to Friday 9:00 a.m. to 5:00 p.m., New York
                  City time).

             SECTION B: SUBSCRIPTION BY HOLDERS OF ORDINARY SHARES

     This section applies to you if you hold ordinary shares and applies to you whether you hold ordinary shares in certificated form or uncertificated form. If you are a holder of ADSs, see "-- Section A: Subscription by Holders of ADSs."

     The expected timetable below lists certain important dates relating to this offering to holders of ordinary shares, which we may adjust upon notification to the Singapore Exchange, CDP, our ordinary share registrar and to our ordinary shareholders. ALL TIMES REFERRED TO IN THIS TIMETABLE AND THIS SECTION B ARE SINGAPORE TIME UNLESS STATED OTHERWISE.

Ordinary share ex-rights date                                     September 16, 2002
Books closure date for ordinary share rights     5:00 p.m. on     September 18, 2002
Trading in ordinary share rights on the                           September 20, 2002
  Singapore Exchange commences
Dispatch of prospectus and application forms                      On or about September 21, 2002
  and letters to eligible ordinary shareholders
Ordinary share subscription period commences                      September 23, 2002
Last date and time for splitting provisional     4:45 p.m. on     October 1, 2002
  allotment letters
Trading in ordinary share rights on the          5:00 p.m. on     October 1, 2002
  Singapore Exchange ends
Last date and time for exchanging primary        5:00 p.m. on     October 2, 2002
  ordinary share rights for primary ADS rights
  to be traded or exercised in the U.S.
Ordinary share subscription period expires       4:45 p.m. on     October 7, 2002
                                                 (9:30 p.m. for
                                                 electronic
                                                 applications)
Last date and time for acceptance and payment    4:45 p.m. on     October 7, 2002
  for new ordinary shares pursuant to primary    (9:30 p.m. for
  ordinary share rights                          electronic
                                                 applications)
Last date and time for renunciation and payment  4:45 p.m. on     October 7, 2002
  for new ordinary shares pursuant to primary
  ordinary share rights
Last date and time to subscribe for new          4:45 p.m. on     October 7, 2002
  ordinary shares pursuant to secondary          (9:30 p.m. for
  ordinary share rights                          electronic
                                                 applications)
Expected date for issuance of new ordinary                        On or about October 10, 2002
  shares and delivery of new ordinary share
  certificates to CDP
Expected date for commencement of trading in                      On or about October 11, 2002
  new ordinary shares on the Singapore Exchange

     The holders of ordinary shares may subscribe for new ordinary shares as follows:

PRIMARY RIGHTS OFFERING TO ORDINARY SHAREHOLDERS

     For every ten ordinary shares you hold on the ordinary share books closure date, you will receive eight primary ordinary share rights. Prior to the expiration of the ordinary share subscription period, you may subscribe for one new ordinary share for every one primary ordinary share right you hold at the price described below.

ORDINARY SHARE SUBSCRIPTION PRICE

     The ordinary share subscription price is S$1.00 per ordinary share. You will be required to make payment in Singapore dollars in accordance with the procedures set forth in the instructions booklet for participation in this offering of new ordinary shares.

ORDINARY SHARE EX-RIGHTS DATE

     The ex-rights date for ordinary shares is September 16, 2002. As trades in ordinary shares require three business days to settle, if you purchase ordinary shares on or after September 16, 2002, you will not be a holder of record on the ordinary share books closure date on September 18, 2002, and therefore will not receive ordinary share rights in respect of those ordinary shares. You will also not receive ordinary share rights in respect of any ordinary shares you sell or otherwise transfer before September 16, 2002. Instead, the purchaser or transferee of such ordinary shares will be entitled to participate in this offering.

ORDINARY SHARE BOOKS CLOSURE DATE

     The books closure date for determination of the holders of ordinary shares who are eligible to receive ordinary share rights is 5:00 p.m., Singapore time, on September 18, 2002.

TEMPORARY CLOSURE OF TRANSFER BOOKS AND REGISTER OF MEMBERS

     Our transfer books and register of members will be closed from 5:00 p.m., September 18, 2002, up to and including 5:00 p.m., Singapore time, on September 19, 2002. No transfers of ordinary shares will be registered in our transfer books and register of members during this period.

ORDINARY SHARE RIGHTS CERTIFICATES

     The ordinary share rights constitute warrants under U.S. law and will be evidenced by forms and letters which we refer to as ordinary share rights certificates. These certificates will be issued to eligible ordinary shareholders. The primary ordinary share rights may be exercised or sold or assigned to others or exchanged for ADS rights, as described below.

DOCUMENTS YOU WILL RECEIVE

     On or about September 21, 2002, we will distribute to all record holders of ordinary shares on the ordinary share books closure date: (i) this prospectus supplement and the accompanying prospectus, (ii) an instructions booklet for participation in this offering of new ordinary shares and (iii) copies of the provisional allotment letter and/or the application form to subscribe for new ordinary shares.

FRACTIONAL ORDINARY SHARE RIGHTS

     If on the ordinary shares books closure date, you hold a number of ordinary shares that would entitle you to receive a number of ordinary share rights other than a whole number, your entitlement to ordinary share rights will be rounded down to the nearest whole number and you will receive such whole number of ordinary share rights, if any. Consistent with Singapore market practice, fractional ordinary share rights will not be distributed to you but will be aggregated with fractional ordinary share rights of other holders of ordinary shares, if any, and Merrill Lynch will attempt to sell such aggregated fractions, as the ordinary share rights selling broker. The net proceeds from any such sales will be retained by us.

ORDINARY SHARE SUBSCRIPTION PERIOD

     You can subscribe for new ordinary shares during the period from September 23, 2002 through October 7, 2002. The subscription period for new ordinary shares ends one business day after the subscription period for new ADSs ends. IF YOU DO NOT EXERCISE YOUR ORDINARY SHARE RIGHTS DURING THE ORDINARY SHARE SUBSCRIPTION PERIOD, YOUR ORDINARY SHARE RIGHTS WILL BE VOID AND WILL HAVE NO VALUE. NO

ARRANGEMENTS WILL BE MADE TO SELL ANY UNEXERCISED ORDINARY SHARE RIGHTS ON YOUR BEHALF. ACCORDINGLY, YOU WILL NOT RECEIVE ANY PROCEEDS WITH RESPECT TO UNEXERCISED ORDINARY SHARE RIGHTS.

TRADING IN ORDINARY SHARE RIGHTS

     We expect the ordinary share rights to trade on the Singapore Exchange during the period from September 20, 2002 to October 1, 2002 under the symbols "Chartered R" for trading in the normal board lots of 1,000 ordinary share rights and "Chartered R800" for trading in the special board lots of 800 ordinary share rights.

HOW TO EXERCISE YOUR ORDINARY SHARE RIGHTS

     Please refer to the instructions booklet for participation in this offering of new ordinary shares on how to exercise your ordinary share rights. Any improperly completed documents, forms or letters may be rejected. YOUR EXERCISE OF ORDINARY SHARE RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED.

PAYMENT OF ORDINARY SHARE SUBSCRIPTION PRICE

     Please refer to the instructions booklet for participation in this offering of new ordinary shares on how to effect payment of the ordinary share subscription price.

UNEXERCISED ORDINARY SHARE RIGHTS

     If you do not exercise your ordinary share rights during the ordinary share subscription period, your ordinary share rights will be void and will have no value. You will not receive any value or proceeds with respect to unexercised rights.

SECONDARY ORDINARY SHARE RIGHTS

     If you are a holder of ordinary shares on the ordinary share books closure date, you may apply to subscribe for an additional number of new ordinary shares in the event that this offering of new ordinary shares (directly or in the form of ADSs) pursuant to the primary rights is not fully subscribed. If the aggregate number of additional new ordinary shares available for subscription pursuant to the secondary rights equals or exceeds the aggregate number of additional new ordinary shares subscribed for, we will allocate to you the number of additional new ordinary shares indicated in your form or letter. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares subscribed for pursuant to the secondary rights, we will allocate the available new ordinary shares (directly or in the form of ADSs) to holders who have applied to subscribe for such additional new ordinary shares pursuant to exercise of their secondary rights in accordance with customary practices in Singapore. There can be no guarantee made as to the number of additional new ordinary shares you may be allocated. YOUR EXERCISE OF SECONDARY ORDINARY SHARE RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED OR MODIFIED.

     Consistent with Singapore market practice, if you are not a holder of ordinary shares on the ordinary share books closure date, but have purchased ordinary share rights, you will receive such ordinary share rights and a form or letter which (i) will entitle you to subscribe for the number of new ordinary shares represented by such ordinary share rights, but (ii) will not entitle you to apply for any additional number of new ordinary shares pursuant to secondary ordinary share rights. In other words, secondary ordinary share rights are not transferable. Please refer to the instructions booklet for participation in this offering of new ordinary shares on how to subscribe for additional new ordinary shares pursuant to secondary ordinary share rights.

LISTING AND QUOTATION OF NEW ORDINARY SHARES

     The new ordinary shares have been approved for listing and quotation on the Singapore Exchange under the symbol "Chartered". Trading in the new ordinary shares is expected to commence on or about October 11, 2002.

DELIVERY OF NEW ORDINARY SHARES

     On or about October 10, 2002, our share registrar will deliver to CDP one or more share certificates in respect of the new ordinary shares subscribed pursuant to this offering and to be credited to your securities account with CDP. CDP will send to you by ordinary post and at your own risk, a notification letter showing the number of new ordinary shares credited to your securities account as soon as practicable thereafter.

     If you fail to fill in your correct securities account number and national registration identity card or passport number (for individuals) or registration number (for corporations), as the case may be, in the relevant application forms, in order for the number of new ordinary shares that are allotted to you to be credited to your securities account with CDP, our share registrar will arrange for physical share certificates to be sent to you not later than ten market days after October 7, 2002. Such physical share certificates, if issued, will not be valid for delivery pursuant to trades done on the Singapore Exchange under the book entry (scripless) settlement system, although they will continue to be prima facie evidence of legal title.

RANKING

     The new ordinary shares will, when issued and fully paid, rank equally in all respects with the then existing ordinary shares, except that they will not qualify for any dividends, rights, allotments or other distributions the books closure date for which falls before the date of issue of the new ordinary shares.

ORDINARY SHAREHOLDER HELPLINE

     Should you have any questions with regard to this offering or wish to receive this document or application forms, please call +65 6877-7055 (Monday to Friday 9:00 a.m. to 7:00 p.m., Singapore time; Saturday 9:00 a.m. to 1:00 p.m., Singapore time).

                         SECTION C: EXCHANGE PRIVILEGE

EXCHANGE OF ADS RIGHTS FOR PRIMARY ORDINARY SHARE RIGHTS

     ADS rights may be converted into primary ordinary share rights but not into secondary ordinary share rights. Upon exchange of ADS rights into primary ordinary share rights, the corresponding secondary ADS rights will lapse. For assistance in effecting a conversion, a holder of ADS rights should contact a bank, broker or other professional advisor. Conversions may take up to three business days to complete. A holder of ADS rights intending to effect a conversion should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

     In order to convert an ADS right into a primary ordinary share right prior to the expiration of trading of the ordinary share rights on the Singapore Exchange, the ADS rights agent must receive your request for conversion by 5:00 p.m., New York City time, on September 30, 2002. The trading of ordinary share rights on the Singapore Exchange ends at 5:00 p.m., Singapore time, on October 1, 2002. In order to convert an ADS right into a primary ordinary share right prior to the expiration of the ordinary share subscription period, the ADS rights agent must receive your request for conversion by 5:00 p.m., New York City time, on October 2, 2002. The ordinary share subscription period expires at 5:00 p.m. (9:30 p.m. for electronic applications), Singapore time, on October 7, 2002. The transaction costs, if any, incurred in effecting conversions are the responsibility of the holder involved.

EXCHANGE OF PRIMARY ORDINARY SHARE RIGHTS FOR ADS RIGHTS

     Primary ordinary share rights may be converted into ADS rights. Secondary ordinary share rights may not be converted into secondary ADS rights. For assistance in effecting a conversion, a holder of primary ordinary share rights should contact a bank, broker or other professional advisor. Conversions may take up to three business days to complete. A holder of primary ordinary share rights intending to effect a conversion should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ADS rights trading period or the ADS subscription period, as applicable.

     In order to convert a primary ordinary share right into an ADS right prior to the expiration of trading of ADS rights on Nasdaq, Citibank Nominees (Singapore) Pte Ltd (the custodian for the ordinary shares evidenced by ADSs) must receive your request for conversion by 5.00 p.m., Singapore time, on October 2, 2002. The trading of ADS rights on Nasdaq ends at 4.00 p.m., New York City time, on October 4, 2002 and the ADS subscription period expires at 5.00 p.m., New York City time, on October 4, 2002. The transaction costs, if any, incurred in effecting conversions are the responsibility of the holder involved.

          SECTION D: SENIOR CONVERTIBLE NOTES AND EMPLOYEE SHARE PLANS

     Based on the number of our ordinary shares outstanding (directly or in the form of ADSs) as of August 31, 2002, we estimate that the conversion price of our outstanding senior convertible notes will be adjusted downwards from S$6.5170 per share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ordinary share-to-ADS ratio of 10:1) to S$4.7980 per share (equivalent to approximately US$26.7701 per ADS, based on the same fixed exchange rate and ratio set forth in the prior sentence). We expect to determine the actual adjustment to the conversion price for the notes after the expiration of the ordinary share subscription period.

     We will also make appropriate adjustments with respect to our 1999 Share Option Plan and employee share purchase plans to take into account this offering so that employees participating in such plans will not be adversely affected.

                         DESCRIPTION OF ORDINARY SHARES

     As of August 31, 2002, 1,387,024,504 ordinary shares (directly or in the form of ADSs) were issued and outstanding. All of our ordinary shares are in registered form. For a summary of the basic rights and privileges of our shareholders conferred by our Articles of Association and the laws of Singapore, please see "Description of Ordinary Shares" beginning on page 26 of the accompanying prospectus. The description is only a summary and is qualified by reference to Singapore law and by our Articles of Association, a copy of which is filed as an exhibit to the Registration Statement we filed on Form F-1 on October 4, 1999 (Registration No. 333-88397), as amended by our shareholder resolutions, a copy of which is filed as an exhibit to our current report on Form 6-K submitted on June 29, 2001.

     As of January 1, 2002, a revised Singapore Code on Takeovers and Mergers issued by the Monetary Authority of Singapore pursuant to the Securities and Futures Act 2001, No. 42 of 2001 of Singapore came into effect. The following description updates and supersedes the description of the Singapore takeover provisions contained in "Description of Ordinary Shares" in the accompanying prospectus.

TAKEOVERS

     The Securities and Futures Act 2001, No. 42 of 2001 and the Singapore Code on Takeovers and Mergers regulate the acquisition of, among other things, ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 30% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers.

     "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts), a company and its pension funds and employee share schemes, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, a financial or other professional advisor and its client in respect of shares held by the advisor and persons controlling, controlled by or under the same control as the advisor and all the funds managed by the advisor on a discretionary basis, where the shareholding of the advisor and any of those funds in the client total 10% or more of the client's equity share capital, directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent, partners, and an individual and his close relatives, related trusts, any person who is accustomed to act in accordance with his instructions and companies controlled by the individual, his close relatives, his related trusts or any person who is accustomed to act in accordance with his instructions.

     A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of the voting shares acquires additional voting shares representing more than 1% of the voting shares in any 6-month period. An offer for consideration other than cash must, subject to certain exceptions, be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding 6 months.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     A summary description of the ADSs and your rights as an owner of ADSs is set forth under "Description of American Depositary Shares" beginning on page 30 of the accompanying prospectus. Please note that your rights and obligations as an owner of ADSs will be determined by the deposit agreement relating to the ADSs and not by the summary description. We urge you to review the deposit agreement in its entirety as well as the form of American Depositary Receipt attached to the deposit agreement.

     Merrill Lynch will offer and sell any ordinary shares it purchases pursuant to the underwriting agreement outside the U.S. pursuant to an exemption from U.S. registration requirements. In order to ensure that the requirements for this exemption are satisfied, if Merrill Lynch purchases any ordinary shares under the underwriting agreement, then all holders of our ordinary shares who wish to make deposits into our ADS facility during the period commencing on October 7, 2002 and ending on November 25, 2002 (unless such period is extended as described below) will be required to submit to the ADS depositary a certification in connection with such deposit. The ADS depositary will provide the form of the certification and will require each depositor to certify that:

     - the beneficial owner of the ordinary shares to be deposited is not an affiliate of us or acting on behalf of us, our affiliates or Merrill Lynch or any other distributor of the ordinary shares purchased by Merrill Lynch; and

     - the ordinary shares being deposited were either:

        (i) acquired pursuant to the exercise of ordinary share rights by such beneficial owner;

        (ii)  acquired by such beneficial owner prior to October 7, 2002; or

        (iii) acquired by such beneficial owner upon conversion of our senior convertible notes or under our employee share option or purchase plans.

     We may extend the certification period by notice to the ADS depositary if we determine that it is necessary or advisable for us to do so to comply with U.S. law. We will publicly announce any such extension. For purposes of the foregoing, a "beneficial owner" of an ordinary share means any person or entity having a beneficial interest deriving from the ownership of the ordinary share and "distributor" has the meaning set forth in Rule 902 of Regulation S under the Securities Act.

                                    TAXATION

     The following is a summary of the material Singapore and United States tax consequences relating to the acquisition, ownership, exercise or disposition of the ordinary share rights or the ADS rights or to ownership or disposition of ordinary shares or ADSs upon exercise of any right. The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects. The statements of Singapore and United States tax laws set forth below are based on the laws in force as of the date of this prospectus and may be subject to any changes in Singapore or U.S. law, which changes may then have retroactive effect.

     Specific tax provisions may apply for certain categories of tax payers. Your tax treatment if you are a holder of ordinary shares, ADSs or rights depends in part on your particular situation. If you are a holder of ordinary shares, ADSs or rights, you should consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the invitation to subscribe for ordinary shares.

     The tax consequences to holders of ADSs, as discussed below, apply as well to holders of ordinary shares.

SINGAPORE TAXATION

  INCOME TAX

     General. Non-resident corporate taxpayers are subject to income tax on income that is accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions. A non-resident individual is subject to income tax on the income accrued in or derived from Singapore.

     Subject to the provisions of any applicable double taxation treaty, non-resident taxpayers who derive certain types of income from Singapore are subject to a withholding tax on that income at a current rate (based on the Government's recent Budget Statement of May 3, 2002) of 22% for the year of assessment 2003 (or 15% in the case of interest, royalty and rental of movable equipment), subject to certain exceptions.

     A corporation will be regarded as being resident in Singapore if the control and management of its business is exercised there (for example, if the corporation's board of directors meets and conducts the business of the corporation in Singapore). An individual will be regarded as being resident in Singapore in a year of assessment if, in the preceding year, he or she was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he or she resides in Singapore.

  DIVIDEND DISTRIBUTIONS -- CURRENT SYSTEM

     Dividends paid out of tax-exempt income or income subject to concessionary tax rates. If we pay dividends on the ordinary shares or ADSs out of the tax exempt income received because of our pioneer status or out of our income subject to a concessionary tax rate, if any, such dividends will be free of Singapore tax in the hands of the holders of the ordinary shares and ADSs. Please see "-- Management's Discussion and Analysis of Financial Condition and Results of Operation -- Special Tax Status" for a discussion of our pioneer status.

     Where the dividend is declared out of the above tax exempt income or income subject to tax at a concessionary rate, we would have to obtain agreement from the Inland Revenue Authority of Singapore upon their issue of a finalized tax assessment, confirming the amount of income available for distribution of tax exempt dividends. Before such finalized tax assessment is issued and such agreement has been obtained, we may apply for, and the Comptroller of Income Tax in Singapore may issue to us, an approval for the distribution of tax exempt dividends based on our estimate of chargeable income furnished to the Inland Revenue Authority of Singapore. Exempt dividends paid by us in excess of our finalized tax exempt income or income subject to tax at a concessionary rate will be deemed distributed out of our ordinary income and will be subject to the treatment outlined below.

     Dividends paid out of income subject to normal corporate taxation. We pay tax on our non-tax exempt income at the applicable corporate tax rate, which (based on the recent Government's Budget Statement of May 3, 2002) is currently 22% for the year of assessment 2003. This tax paid by us is credited to a tax account known as a "Section 44 Account" and, when we pay a dividend out of our non-tax exempt income, the balance in our Section 44 Account can be used to "frank" a dividend so that the tax we pay is imputed to, and deemed paid on behalf of, our shareholders. Thus, if we pay dividends on our ordinary shares out of our non-tax exempt income, our shareholders receive the dividends net of the tax paid by us. Dividends received by either a resident or non-resident of Singapore are not subject to withholding tax. Shareholders are taxed in Singapore on the gross amount of dividends (known as franked dividends), which is the cash amount of the dividend plus an amount normally equivalent to the corporate income tax rate paid by us on the dividend. The tax paid by us effectively becomes available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income, including the gross amount of dividends.

     A non-resident shareholder is effectively taxed on non-tax exempt dividends at the corporate income tax rate. Thus, because tax deducted from the dividend and paid by us at the corporate income tax rate is in effect imputed to, and deemed paid on behalf of, our shareholders (as discussed in the preceding paragraph), no further Singapore income tax will be imposed on the net dividend received by a non-resident holder of ordinary shares or ADSs. Further, the non-resident shareholder will normally not receive any tax refund from the Inland Revenue Authority of Singapore.

  DIVIDEND DISTRIBUTIONS -- CHANGE TO ONE TIER CORPORATE TAX SYSTEM FROM JANUARY 1, 2003

     Based on the Government's Budget Statement of May 3, 2002 and the circular issued by the Inland Revenue Authority of Singapore on August 15, 2002, the Government intends to implement a new one-tier corporate tax system with effect from January 1, 2003. However, this is subject to certain transitional provisions that may, in relation to a company, defer the implementation of the one-tier corporate tax system until after January 1, 2003. Under the one-tier corporate tax system, tax paid by a Singapore resident company will become a final tax and dividends paid by a Singapore resident company will be exempt from further tax.

     The transitional provisions referred to above include:

          (a) measures permitting a Singapore resident company to continue to remain on the present imputation system up to December 31, 2007 for the purpose of utilizing the company's Section 44 Account balance as at December 31, 2002 to pay franked dividends; and

          (b) measures to permit income tax assessed on a company for the year of assessment 2003 based on its Estimate of Chargeable Income (to be filed by March 31, 2002) to be treated as part of its Section 44 Account balance as at December 31, 2002.

     During the period up to December 31, 2007 when the imputation system will co-exist with the one-tier corporate tax system, tax vouchers issued by a company would distinguish between the three categories of dividend payments that may be made, namely:

          (a) franked dividends;

          (b) dividends known as "normal exempt dividends," paid out of (amongst other things) tax-exempt income or income subject to concessionary tax rates; and

          (c) dividends known as "tax exempt (1-tier) dividends," where the company has moved to the one-tier corporate tax system.

  NO TAX TREATY WITH THE UNITED STATES

     No comprehensive tax treaty currently exists between Singapore and the U.S.

  GAINS ON DISPOSAL OF THE ORDINARY SHARES OR ADSS

     Singapore does not impose tax on capital gains. However, gains or profits derived by any ordinary shareholder or ADS holder from the sale or exercise of any ordinary share right or ADS right or the disposal of any new ordinary shares or any new ADSs issued pursuant to the exercise of any ordinary share right or ADS right may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore. Thus, any gains or profits from the sale or exercise of any ordinary share right or ADS right or the disposal of any new ordinary shares or any new ADSs issued pursuant to the exercise of any ordinary share right or ADS right are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

  STAMP DUTY

     There is no stamp duty payable in respect of the issuance, splitting or renunciation of provisional allotment letters. There is also no stamp duty payable in respect of the issuance and holding of new ordinary shares or ADSs. Where existing ordinary shares or ADSs evidenced in certificated form are acquired in Singapore, stamp duty is payable on the instrument of transfer of the ordinary shares or ADSs at the rate of S$2.00 (or S$1.40 in respect of instruments executed during the period from October 13, 2001 to December 31,
2002) for every S$1,000 of the consideration for, or market value of, the ordinary shares or ADSs, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of existing ordinary shares or ADSs. Stamp duty may be payable if the instrument of transfer is received in Singapore.

  ESTATE DUTY

     In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties of the individual situated in Singapore. Estate duty is not imposed on the movable properties in Singapore owned by a non-domiciled person. Thus, an individual holder of the ordinary shares or ADSs who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of any ordinary shares held by the individual upon his or her death.

     Prospective purchasers of ordinary shares or ADSs who are individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore estate duty consequences of their investment.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the material United States federal income tax consequences relevant to the receipt, exercise or disposition of the ADS rights or the ordinary share rights, or rights, and the ownership and disposition of ADSs or ordinary shares (including by exercising rights). This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the receipt, exercise or disposition of the rights or to the ownership and disposition of ADSs or ordinary shares acquired by exercise of the rights. The discussion applies only if you will hold the rights, the ADSs and/or the ordinary shares as capital assets and you use the U.S. dollar as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10% or more of our ordinary shares, persons holding rights, ADSs and/or ordinary shares as part of a hedging, straddle, conversion or constructive sale transaction. In addition, investors holding rights, ADSs and/or ordinary shares indirectly through partnerships are subject to special rules not discussed below. Further, the following assumes that you will not, due to your particular circumstances, be restricted from receiving the rights under applicable securities laws. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE EXERCISE OR DISPOSITION OF THE RIGHTS AND OF THE OWNERSHIP AND DISPOSITION OF THE ADSS OR ORDINARY SHARES.

     The discussion below applies to you only if you are a beneficial owner of rights, ADSs and/or ordinary shares and you are, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation or any other entity treated as a corporation that is organized in or under the laws of the United States or its political subdivisions, (3) a trust if all of the trust's substantial decisions are subject to the control of one or more United States persons and the primary supervision of the trust is subject to a United States court or if a valid election is in effect with respect to the trust to be taxed as a United States person, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source.

     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs or ADS rights, you will be treated as the holder of the underlying ordinary shares or rights represented by those ADSs or ADS rights for United States federal income tax purposes.

TAXATION OF RIGHTS

  RECEIPT OF RIGHTS

     Under section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable distribution in an amount equal to the value of such right. In general, a shareholder who receives a right to acquire shares will be treated as having received a taxable distribution if a shareholder's proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For this purpose, the term "shareholder" includes a holder of convertible securities or rights to acquire stock. While the issue is not free from doubt, we believe that as a result of various anti-dilution adjustment provisions in the terms of our company's existing convertible securities and rights to acquire stock, the rights distribution should not be treated as creating an increase in a shareholder's proportionate interest in the corporation, and hence it should not be treated as a taxable stock dividend under Section 305(a) of the Code. In this connection, we and our agents (including the depositary) will treat the rights distribution consistent with this belief, and the following discussion assumes that this position is respected. However, our position is not binding on the United States Internal Revenue Service, or the IRS, and there can be no assurance that such a position will not be challenged or, if challenged, upheld. If our position were successfully challenged, the fair market value of the rights you would receive would be taxable to you as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). For further disclosure on taxation of dividends, see "-- Taxation of ADSs or Ordinary Shares -- Dividends." YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE RISK OF HAVING A TAXABLE DISTRIBUTION AS A RESULT OF THE RECEIPT OF THE RIGHTS.

     If you receive cash on the market sale of all or a part of your fractional ADS rights (as described above under "The Offering -- Section A: Subscription by Holders of ADSs -- Fractional ADS Rights"), you should be treated as having first received such fractional rights and then having received cash in exchange for such rights. Thus, you should generally recognize gain or loss in an amount equal to the amount of cash received in exchange for the fractional rights and the portion of the basis, if any, of all rights received that is allocable to the fractional rights. See the following discussion under the caption "Sale or other Disposition of Rights" for rules regarding the determination of your basis in the rights.

  SALE OR OTHER DISPOSITION OF RIGHTS

     Upon a sale or other disposition of a right, you will recognize capital gain or loss (subject to discussions below under the caption "Passive Foreign Investment Company Status") in an amount equal to the difference between the amount realized and your adjusted tax basis in the right.

     The amount realized on a sale or other disposition of a right generally will be the amount of cash you receive in exchange for such right. If the consideration you receive for the right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and the date of disposition if you are an accrual basis taxpayer. However, if the rights are treated as traded on an "established securities market" and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     If the fair market value of the rights (including that portion of the value of your fractional ADS rights for which you receive cash on the sale thereof, if any) on the date of their distribution equals or exceeds 15% of the fair market value on such date of the ADSs or the ordinary shares with respect to which the rights are distributed, your tax basis in such ADSs or ordinary shares must be allocated between such ADSs or ordinary shares and the rights. Such an allocation must be made in proportion to the fair market value of the ADSs or ordinary shares and the fair market value of the rights on the date the rights are distributed. If you receive cash representing all or a part of your fractional ADS rights, if any, your tax basis in the rights received will be equal to the portion of your basis in the ADSs or ordinary shares allocated to the rights (determined pursuant to this paragraph), reduced by the amount allocable to such fractional ADS rights.

     If the fair market value of the rights (including that portion of the value of your fractional ADS rights for which you receive cash on the sale thereof, if any) on the date of their distribution is less than 15% of the fair market value on such date of the ADSs or the ordinary shares with respect to which the rights are distributed, your tax basis in such rights will be zero and your basis for the ADSs or ordinary shares with respect to which the rights are distributed will remain unchanged. However, you may affirmatively elect (in a statement attached to your United States federal income tax return for the year in which the rights were received) to allocate to the rights a portion of your basis in such ADSs or ordinary shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the rights you receive pursuant to this offering.

     Subject to the discussion of the passive foreign investment company rules contained below under the caption "Passive Foreign Investment Company Status," any gain or loss you recognize on the sale or other disposition of a right to a third party will be long term capital gain or loss if your holding period in the right is deemed to be greater than one year. Your holding period in a right will be deemed to have begun on the same date as that of the ADS or ordinary share with respect to which you received such right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

     Your tax basis in any foreign currency you receive on the sale or other disposition of a right will be equal to the U.S. dollar amount that you realized on the sale or disposition. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

     Notwithstanding the foregoing, if you allow a right to expire without the right being exercised, sold or exchanged by you, no basis will be allocated to such right and you will not realize any loss upon the expiration of such right.

     In the event that the distribution of the rights was determined to be a taxable transaction (as discussed above under "-- Taxation of Rights -- Receipt of Rights"), your basis in the rights you receive would be equal to their fair market value as of the date of their distribution, and your basis in the ADSs or ordinary shares that you hold would not be affected by the distribution of the rights. In such an event, your holding period in the rights would commence on the date you receive the rights.

  EXERCISE OF RIGHTS

     The exercise of a right by you will not be a taxable transaction for United States federal income tax purposes. Your initial basis in an ADS or ordinary share acquired upon exercise of a right generally will be equal to the amount of cash paid as the subscription price (which, in the case of a payment in Singapore dollars, will equal the U.S. dollar value of the Singapore dollar-denominated subscription price determined on the date of purchase) plus your basis (if any) in the right in U.S. dollars. If the ADSs or ordinary shares are treated as traded on an "established securities market" and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the dollar value of the Singapore dollars paid for such ADSs or ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the exercise. The holding period for ADSs or ordinary shares acquired on the exercise of a right will begin on the date of exercise.

TAXATION OF ADSS OR ORDINARY SHARES

  DIVIDENDS

     Subject to the passive foreign investment company rules discussed below, the amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in Singapore dollars will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of distribution (which is the date of receipt by you, in the case of shares, or by the depositary, in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. Your tax basis in the Singapore dollars received will equal such U.S. dollar amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the Singapore dollars will be U.S. source ordinary income or loss.

     You will not be eligible for a foreign tax credit against your United States federal income tax liability for Singapore dividend distribution taxes, if any, paid by us. You should be aware that dividends paid by us generally will constitute "passive income" or, in the case of certain holders, "financial services income" for purposes of the foreign tax credit.

  SALE OR EXCHANGE OF ADSS OR ORDINARY SHARES

     Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss on the sale or other disposition of the ADSs or ordinary shares equal to the difference between the U.S. dollar value of the amount realized and your adjusted tax basis (determined in U.S. dollars) in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes.

     The amount realized on a sale or other disposition of ADSs or ordinary shares generally will be the amount of cash you receive for the ADSs or ordinary shares. If the consideration you receive for the ADSs or ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an "established securities market" and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

  PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     A non-U.S. corporation is a passive foreign investment company, or a PFIC, in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the composition of our assets and income and our operations, we do not expect that we will be considered a PFIC for our current taxable year. However, since the PFIC status is determined based on the asset value and the income earned throughout the year, there can be no assurances that we will not be a PFIC for the current year. Furthermore, even if we are not a PFIC for the current year, because whether or not we will be considered a PFIC will depend on the nature and source of our income and the value of our assets, as determined from time to time, there is no assurance that we will not become PFIC in the future. If we are treated as a PFIC, we will not provide information necessary for the "qualified electing fund" election as the term is defined in the relative provisions of the Code. You should consult your own tax advisors about the consequences of our classification as a PFIC.

     If we were a PFIC, for any taxable year in which you held ADSs or ordinary shares, you would be subject to special rules with respect to:

          (i) any gain realized on the sale or other disposition of ADSs or ordinary shares; and

          (ii) any "excess distribution" made to you (generally, any distributions to you in respect of ADSs or ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of ADSs or ordinary shares during the three preceding taxable years or, if shorter, your holding period for ADSs or ordinary shares).

     Under these rules:

          (i) the gain or excess distribution would be allocated ratably over your holding period for ADSs or ordinary shares;

          (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized and any year before we became a PFIC would be taxable as ordinary income;

          (iii) the amount allocated to each prior year, other than the current year and any taxable year prior to the first taxable year in which we were a PFIC, would be subject to tax at the highest applicable marginal tax rate in effect for each such year; and

          (iv) an interest charge would be imposed to cover the deemed benefit for the deferred payment of the tax attributable to each year during your holding period in which we were a PFIC prior to the taxable year in which the gain or excess distribution was realized.

     Under proposed Treasury Regulations that have a proposed retroactive effective date, rules similar to the rules described above would apply to the sale or exchange of rights if we were considered a PFIC.

     As an alternative to the special rules described above, holders of "marketable stock" in a PFIC may elect mark-to-market treatment with respect to their ADSs or ordinary shares (but not rights). ADSs or ordinary shares will not be considered marketable stock unless the shares are regularly traded on a qualified exchange or other market. If the mark-to-market election is available and you elect mark-to-market treatment you will, in general, include as ordinary income each year an amount equal to the increase in value of your ADSs or ordinary shares for that year (measured at the close of your taxable year) and will generally be allowed a deduction for any decrease in the value of your ordinary shares for the year, but only to the extent of previously included mark-to-market income.

     If you own ADSs or ordinary shares during any year in which we are a PFIC, you are required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of your ADSs or ordinary shares.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements may apply to dividends paid in respect of ADSs or ordinary shares or the proceeds received on the sale or exchange of the rights, ADSs or ordinary shares within the United States or by a broker with certain United States connections. Backup withholding, currently at a rate of 30% for 2002 - 2003, 29% in 2004 - 2005, 28% in 2006 - 2010, and 31%
thereafter, may apply to payments to you of dividends or the proceeds of a sale or other disposition of rights, ADSs or ordinary shares if you fail to provide an accurate taxpayer identification number (certified on IRS Form W-9) or, upon request, to certify that you are not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the IRS and furnishing any required information.

                              PLAN OF DISTRIBUTION

RIGHTS OFFERING

     We are offering ordinary share rights to our ordinary shareholders of record on the ordinary share books closure date for this offering, which is 5:00 p.m., Singapore time, on September 18, 2002. We are offering ADS rights to our ADS holders who are holders of record on the ADS record date for this offering, which is 5:00 p.m., New York City time, on September 17, 2002. The rights constitute warrants under U.S. law. If this offering is not fully subscribed through the exercise of primary ordinary share rights and primary ADS rights during the respective subscription periods, any unsubscribed new ordinary shares will be allocated (in the form of ordinary shares or ADSs) to investors who have applied to subscribe for such new ordinary shares pursuant to exercise of their secondary rights, in accordance with customary practices in Singapore. For additional information and procedures please see "The Offering -- Section A:
Subscription by Holders of ADSs -- Secondary ADS Rights" and "The Offering -- Section B: Subscription by Holders of Ordinary Shares -- Secondary Ordinary Share Rights."

     Our two largest shareholders, ST and ST Semiconductors, have committed to subscribe for 671,255,503 ordinary shares, which represents their pro rata portion of the ordinary shares we expect to issue in this offering, for an aggregate amount of approximately US$384 million.

     Merrill Lynch is acting as a financial advisor to us in connection with this offering and has provided advice to us on the structuring, planning and execution of this offering. We will pay Merrill Lynch a fee of approximately US$3.1 million for these financial advisory services.

RESTRICTIONS ON OFFERING OF RIGHTS

     There are restrictions applicable to the distribution of rights in various jurisdictions. See "The Offering -- Holders of Ordinary Shares and ADSs Not Eligible to Participate in this Offering" and "The Offering -- Offers and Sales in Certain Jurisdictions" for further details.

UNSUBSCRIBED NEW ORDINARY SHARES

     On September 2, 2002, we entered into a standby underwriting agreement with Merrill Lynch, or the underwriter. Pursuant to this agreement, the underwriter has agreed, on a firm commitment basis and subject to certain conditions, to purchase up to 438,364,100 ordinary shares that are not subscribed for pursuant to this offering, at the S$1.00 per ordinary share subscription price, in an aggregate amount of up to approximately US$250 million.

     The underwriter may terminate the underwriting agreement if, among other things (including customary force majeure and market disruption events), there occurs any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of our company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business. Full details of the provisions for the termination of the underwriting agreement are set out therein. A copy of the underwriting agreement will be made available for inspection at our registered office in Singapore during normal business hours. All conditions precedent to the underwriting obligations of the underwriter under the underwriting agreement must be fulfilled or (if applicable) waived prior to the commencement of ex-rights trading of our ordinary shares on the Singapore Exchange on September 16, 2002. After such date, the obligations of the underwriter are unconditional.

     Any offers and sales by the underwriter of ordinary shares it purchases pursuant to the underwriting agreement will be made only outside of the United States in transactions that are exempt from registration under Regulation S of the Securities Act. In order to ensure that the requirements for this exemption are satisfied, if Merrill Lynch purchases any ordinary shares under the underwriting agreement, then all holders of our ordinary shares who wish to make deposits into our ADS facility during the period commencing on October 7, 2002 and ending on November 25, 2002 (unless such period is extended as described below) will be required to submit to the ADS depositary a certification in connection with such deposit. The ADS depositary will provide the form of the certification and will require each depositor to certify that:

     - the beneficial owner of the ordinary shares to be deposited is not an affiliate of us or acting on behalf of us, our affiliates or Merrill Lynch or any other distributor of the ordinary shares purchased by Merrill Lynch; and

     - the ordinary shares being deposited were either:

      (i) acquired pursuant to the exercise of ordinary share rights by such beneficial owner;

      (ii)  acquired by such beneficial owner prior to October 7, 2002; or

      (iii) acquired by such beneficial owner upon conversion of our senior convertible notes or under our employee share option or purchase plans.

     We may extend the certification period by notice to the ADS depositary if we determine that it is necessary or advisable for us to do so to comply with U.S. law. We will publicly announce any such extension. For purposes of the foregoing, a "beneficial owner" of an ordinary share means any person or entity having a beneficial interest deriving from the ownership of the ordinary share and "distributor" has the meaning set forth in Rule 902 of Regulation S under the Securities Act.

     Pursuant to the underwriting agreement, we have agreed to pay the underwriter a commission of approximately US$3.1 million, which represents 1.25% of the aggregate subscription price of the 438,364,100 ordinary shares that the underwriter has agreed to underwrite. This commission is payable regardless of whether any ordinary shares remain to be purchased by the underwriter at the end of the rights offering. In addition, we may, at our sole option, elect to pay the underwriter an incentive fee of up to approximately US$0.8 million in connection with the underwriting.

     As a result of purchasing and reselling ordinary shares pursuant to the terms of the underwriting agreement, the underwriter may realize profits or losses independent of any fees and commissions paid by us. Any fees, discounts or commissions received by them, including the financial advisory fee, and any profit on the resale or ordinary shares or ADSs by them may be deemed to be underwriting discounts or commissions under the Act.

     We estimate that our expenses for the rights offering, including the underwriting commission, and the advisory fee described above, will be approximately US$8 million.

     We have agreed to indemnify the underwriter and its affiliates against certain liabilities, including liabilities under the Securities Act, as amended.

     The underwriter has entered into separate agreements with each of The Development Bank of Singapore Ltd, Oversea-Chinese Banking Corporation Limited and United Overseas Bank Limited, each a sub-underwriter. Pursuant to the agreements, the sub-underwriters have agreed to purchase or procure purchasers for a portion of the ordinary shares underwritten by the underwriter.

MARKETS AND TRADING

     The ordinary share rights will be eligible for trading on the Singapore Exchange, and the ADS rights will be eligible for trading on Nasdaq. There is currently no market for the ordinary share rights or ADS rights and no assurance can be given as to the development or liquidity of any market for such rights.

     The underwriter has advised us that it is currently making a market for the ADSs and that it intends to make a market in the ADS rights. The underwriter may also engage in transactions for its own account or for the accounts of others in the ordinary shares, ADSs, ordinary share rights, ADS rights and certain derivatives linked to our ordinary shares and ADSs.

     In addition, in connection with the rights offering, the underwriter may engage in trading activity for the purpose of hedging its commitments under the underwriting agreement. Such activity may include purchases and sales of securities of the company and related or other securities and instruments (including ordinary shares, ADSs, ordinary share rights and ADS rights). These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales would involve the sale by the underwriter of securities not owned by it. Stabilizing transactions consist of various bids for or purchases of any of these securities made by the underwriter in the open market prior to completion of the rights offering.

     Short sales and similar hedging activity could place significant downward pressure on the market price of the ordinary shares, ADSs, ordinary share rights and ADS rights. In addition, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of the ordinary shares, ADSs, ordinary share rights or ADS rights and may maintain or otherwise affect the marker price of those securities. As a result of such activities, the price of those securities may be lower or higher than the price that might otherwise exist in the absence of such activities.

     If these market-making and other activities are commenced, they may be discontinued at any time at the sole discretion of the underwriter and without notice. These transactions may be effected on the Singapore Exchange, Nasdaq, in the over-the-counter market or otherwise in accordance with applicable law and regulation, except that no stabilizing transactions will be effected in Singapore.

     We have been advised by the underwriter that any such activities conducted in the United States will be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated, or other affiliates of the underwriter that are U.S. registered broker-dealers.

OTHER RELATIONSHIPS

     Merrill Lynch and its affiliates have provided and will continue to provide investment banking and lending services to us from time to time, for which they have received and may in the future receive customary compensation.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and incorporated by reference herein and in the registration statement of which this prospectus supplement is a part in reliance upon the report of KPMG, independent certified public accountants, appearing elsewhere herein and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The financial statements of Silicon Manufacturing Partners Pte Ltd as of December 31, 2001, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement of which this prospectus supplement is a part also in reliance upon the report by KPMG incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG is located at 16 Raffles Quay, #22-00 Hong Leong Building, Singapore 048581.

                       GENERAL AND STATUTORY INFORMATION

     The information in this section has been prepared in accordance with the common practice for rights offerings in Singapore.

ORDINARY SHARE CAPITAL

     Our company issued the following ordinary shares in the financial years ended December 31, 2000 and 2001 for the following consideration pursuant to our 1999 Share Option Plan and our global offering of ordinary shares, directly or in the form of ADSs, in May 2000:

NUMBER OF ORDINARY SHARES                               CONSIDERATION PER ORDINARY SHARE (S$)
-------------------------                               -------------------------------------
1,297,990............................................                   0.9300
2,681,821............................................                   0.9309
290,830..............................................                   1.0000
1,832,165............................................                   1.0922
1,348,766............................................                   1.1702
339,096..............................................                   1.2021
828,464..............................................                   1.2867
1,092,153............................................                   1.3777
504,704..............................................                   1.3830
4,862,204............................................                   3.3440
89,700,000...........................................                  11.2000

     Our company issued the following options to subscribe for ordinary shares in the financial years ended December 31, 2000 and 2001 at the following exercise price pursuant to our 1999 Share Option Plan:

NUMBER OF OPTIONS                                       EXERCISE PRICE PER ORDINARY SHARE (S$)
-----------------                                       --------------------------------------
12,521,100...........................................                   4.7400
11,539,300...........................................                   4.9900
1,552,000............................................                   5.0400
21,955,100...........................................                  11.8600
17,783,500...........................................                  16.6900

     As of the date of this document, 158,136,030 ordinary shares were reserved for issuance upon conversion of our outstanding senior convertible notes. Our senior convertible notes were issued at par, under an indenture dated as of April 2, 2001, as supplemented by a supplemental indenture dated as of April 2, 2001, between us and Wells Fargo Bank Minnesota National Association, as trustee. Holders of our senior convertible notes may convert the same into our ordinary shares or ADSs at any time on or after 30 days following the day of original issuance and before the close of business on the third business day prior to maturity on April 2, 2006, unless previously redeemed. Prior to this offering, the conversion price for conversion of our senior convertible notes to ordinary shares was S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ordinary share-to-ADS ratio of 10:1). Based on the number of our ordinary shares outstanding (directly or in the form of ADSs) as of August 31, 2002, we estimate that the conversion price of our outstanding senior convertible notes will be adjusted downwards from S$6.5170 per share to S$4.7980 per share (equivalent to approximately US$26.7701 per ADS, based on the same fixed exchange rate and ratio set forth in the prior sentence). We expect to determine the actual adjustment to the conversion price for the notes after the expiration of the ordinary share subscription period. Our senior convertible notes are listed on the Luxembourg Stock Exchange and are represented by global notes registered in the name of Cede & Co. as nominee of The Depository Trust Company. Beneficial interests in the global notes are shown in the records maintained by the Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme.

     As of the date of this document:

     - 20,106,130 ordinary shares were issued pursuant to the exercise of options under our 1999 Share Option Plan; and

     - options to subscribe for 79,400,169 ordinary shares were issued and outstanding. The outstanding options were granted under our 1999 Share Option Plan.

     Save as disclosed above, no person has or is entitled to be granted an option to subscribe for or purchase shares in, or debentures of, our company.

     Save as disclosed above, no ordinary shares in, or debentures of, or units of ordinary shares in or debentures of, our company have been or have been agreed to be issued as fully or partly paid-up, in cash or otherwise than in cash, in the financial years ended December 31, 2000 and 2001.

MATERIAL CONTRACTS

     The following is a summary of contracts which are material to us as of the date hereof and/or which were not entered into in the ordinary course of business. Cross-references are provided where these agreements are described elsewhere in this document. These agreements are also listed in "Item 19. Exhibits" in our 2001 annual report.

  LOAN AGREEMENTS

     Chartered Silicon Partners Pte Ltd entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated March 12, 1998, as amended by the First Supplemental Agreement dated December 14, 1998 (see "Item 19. Exhibits -- Exhibit 4.1" in our 2001 annual report), the Second Supplemental Agreement dated November 9, 1999 (see "Item 19. Exhibit --
Exhibit 4.2" in our 2001 annual report), the Third Supplemental Agreement dated December 14, 2000 (see "Item 19. Exhibits -- Exhibit 4.3" in our 2001 annual report) and the Fourth Supplemental Agreement dated May 21, 2002 (attached as
Exhibit 6.1 to our Form 6-K submitted on August 14, 2002), for a term loan facility of up to $143.2 million and a guarantee facility of up to S$236.8 million. The term loan facility matured and was repaid in full as of June 30, 2002. The bank guarantee issued under the Loan Agreement expires on June 30, 2006.

     In connection with this loan, EDB Investments Pte. Ltd., Hewlett-Packard Europe B.V. (now Agilent Technologies Europe B.V.) and ourselves provided a Shareholders Undertaking dated July 1, 1998, as amended by a First Supplemental Shareholders Undertaking dated December 16, 1998 (see "Item 19.
Exhibits -- Exhibit 4.4" in our 2001 annual report), a Second Supplemental Shareholders Undertaking dated November 9, 1999 (see "Item 19.
Exhibits -- Exhibit 4.5" in our 2001 annual report), and a Third Supplemental Shareholders Undertaking dated December 14, 2000 (see "Item 19.
Exhibits -- Exhibit 4.6" in our 2001 annual report). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in CSP. We completed our equity contribution payments in CSP in November 2000 and, consequently, are no longer liable for equity support in CSP under the Shareholders Undertaking.

     Chartered Silicon Partners Pte Ltd entered into a Loan Agreement with the Economic Development Board dated November 24, 1999 for an amount of up to S$450 million (see "Item 19. Exhibits -- Exhibit 4.13" in our 2001 annual report) (for a summary of this arrangement, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources").

     Chartered Silicon Partners Pte Ltd also entered into a Loan Agreement with a syndicate of banks and ABN Amro Bank N.V., Singapore Branch, as agent, dated September 28, 2000 (see "Item 19. Exhibits -- Exhibit 4.7" in our 2001 annual report) for an amount of up to $820 million (for a summary of this arrangement, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources"). In connection with this loan, Agilent Technologies Europe B.V. and ourselves provided a Shareholders Undertaking dated December 14, 2000 (see "Item 19. Exhibits -- Exhibit 4.8" in our 2001 annual report). Under the Shareholders Undertaking, we and Agilent agreed to guarantee completion of Fab 6 and to provide equity support for CSP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in CSP. We completed our equity contribution payments in CSP in November 2000 and, consequently, are no longer liable for equity support in CSP under the Shareholders Undertaking.

     Under the Loan Agreements dated March 12, 1998 and September 28, 2000, CSP is required to satisfy a total debt to net worth ratio. In order to satisfy the ratio, we and CSP have obtained the necessary consents of one of our lenders and several of CSP's lenders to increase the net worth of CSP by converting amounts payable by CSP to us into a loan from us to CSP that would be subordinated to the amounts due by CSP to the lenders under the Loan Agreements. We, CSP and ABN Amro Bank N.V., Singapore Branch, as agent, entered into a Subordination Agreement dated June 28, 2002 in respect of each Loan Agreement. In obtaining the consents, the Loan Agreements were amended to include the corresponding Subordination Agreements through two amendment letters, each dated June 26, 2002, issued by ABN Amro Bank, N.V. (see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and the agreements attached as Exhibits 6.2, 6.3, 6.4 and 6.5 to the Form 6-K submitted on August 14, 2002).

     Silicon Manufacturing Partners Pte Ltd entered into a Loan Agreement with a syndicate of banks and Citicorp Bank, as agent, dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.9" in our 2001 annual report) for an amount of up to $445 million, of which $300 million is Tranche A and $145 million is Tranche B, at an interest rate of LIBOR plus margin of 1.5% or less (the "SMP Syndicated Loan"). The final repayment date for the Tranche A loan is March 17, 2005, and the final repayment date for the Tranche B loan is December 3, 2005. In connection with this loan, we and Lucent Technologies Microelectronics Pte. Ltd. provided a Shareholders Undertaking dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.11" in our 2001 annual report) in which we agreed to guarantee completion of Fab 5 and to provide equity support for SMP. Our obligation to provide equity support under the Shareholders Undertaking was subject to a maximum liability equal to the amount of any unpaid equity contributions we were obligated to make in SMP. We completed our equity contribution payments in SMP in July 2000 and, consequently, are no longer liable for equity support in SMP under the Shareholders Undertaking. On July 20, 2000, the parties to the SMP Syndicated Loan entered into a Supplemental Agreement which amends the terms of the Loan Agreement (see "Item 19.
Exhibits -- Exhibit 4.10" in our 2001 annual report) to permit SMP to draw down the Tranche B facility in more than one drawdown instead of a single drawdown.

     On May 2, 2001, the parties to the SMP Syndicated Loan and the corresponding Shareholders Undertaking entered into an Amendment to these agreements (see "Item 19. Exhibits -- Exhibit 4.12" in our 2001 annual report). Lucent Technologies Inc. had on February 1, 2001, transferred the assets and liabilities of its Microelectronics group into an independent company known as Agere Systems Inc. (see "Item 4. Information of Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" in our 2001 annual report). In connection with the transfer, Lucent Technologies Inc. ("Lucent") and Lucent Technologies International Inc. ("LTI") transferred certain assets related to Agere Systems Inc.'s business, including LTI's interest in Lucent Technologies Microelectronics Pte. Ltd. ("LTM") to Agere Systems International LLC, a wholly-owned direct subsidiary of Agere Systems Inc. LTM changed its name to Agere Systems Singapore Pte. Ltd. with effect from February 1, 2001. The Amendment dated May 2, 2001 was to record the parties' agreement to the above-mentioned transfer.

     We have entered into two Loan Agreements with the Economic Development
Board: one dated August 1, 1995 for an amount of up to S$100 million (see "Item
19. Exhibits -- Exhibit 4.14" in our 2001 annual report); one dated April 14, 1997 for an amount of up to S$600 million, as supplemented on May 29, 1997 (see "Item 19. Exhibits -- Exhibit 4.15" in our 2001 annual report). A third Loan Agreement dated July 21, 1997 matured and was repaid in full on September 1, 2002. (For a summary of these arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources").

     Some of our loan agreements restrict the payment of dividends by us without the consent of the lender. In addition, some of the loan agreements of CSP and SMP restrict the payment of dividends to us and the other shareholders of CSP and SMP, respectively.

  STRATEGIC ALLIANCES

     1.  Chartered Silicon Partners Pte Ltd

     We entered into a Joint Venture Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd. dated March 13, 1997 (see "Item 19.
Exhibits -- Exhibit 4.21" in our 2001 annual report), as amended by Amendment Agreement No. 1 dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.22" in our 2001 annual report) and Amendment No. 2 dated October 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.23" in our 2001 annual report), to form the Chartered Silicon Partners strategic alliance relating to the joint ownership of Fab 6. As part of the CSP alliance, we also entered into an Option Agreement with Hewlett-Packard Europe B.V. and EDB Investments Pte. Ltd. dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.25" in our 2001 annual report), an Assured Supply and Demand Agreement with Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.29" in our 2001 annual report), as amended by Amendment Agreement No. 1 dated November 5, 1998 (see "Item 19. Exhibits -- Exhibit 4.30" in our 2001 annual report) and Amendment Agreement No. 2 dated June 17, 1999 (see "Item 19. Exhibits -- Exhibit 4.31" in our 2001 annual report) and a License and Technology Agreement with Chartered Silicon Partners Pte Ltd and Hewlett-Packard Company dated July 4, 1997 (see "Item 19. Exhibits -- Exhibit 4.33" in our 2001 annual report) (for a summary of this arrangement, see "Item 4. Information of Our Company -- Strategic Alliances -- Chartered Silicon Partners" in our 2001 annual report).

     Hewlett-Packard assigned its rights and obligations under the CSP agreements to Agilent Technologies and its subsidiaries under agreements among Hewlett-Packard, Agilent Technologies Europe and us dated November 9, 1999: Deed of Accession and Ratification with respect to the Joint Venture Agreement (see "Item 19. Exhibits -- Exhibit 4.24" in our 2001 annual report), Deed of Accession and Ratification with respect to the Option Agreement as amended (see "Item 19. Exhibits -- Exhibit 4.26" in our 2001 annual report), Novation and Amendment Agreement with respect to the Assured Supply and Demand Agreement as amended (see "Item 19. Exhibits -- Exhibit 4.32" in our 2001 annual report) and Novation and Amendment Agreement with respect to the License and Technology Agreement (see "Item 19. Exhibits -- Exhibit 4.34" in our 2001 annual report) (for a summary of this arrangement, see "Item 4. Information of Our
Company -- Strategic Alliances -- Chartered Silicon Partners" in our 2001 annual report).

     Pursuant to a Deed of Accession and Ratification dated October 22, 2001 (see "Item 19. Exhibits -- Exhibit 4.27" in our 2001 annual report), we, EDB Investments Pte. Ltd. and Agilent Technologies Europe agreed to the sale by Agilent Technologies Europe of 15% of its shareholding in CSP to EDB Investments and Singapex Investments Pte. Ltd. Consequent to such sale, certain terms of the Joint Venture Agreement were amended and restated in the Restated Joint Venture Agreement dated October 23, 2001.

     As part of Agilent's strategy that led to Agilent Technologies Europe reducing its ownership in CSP in October 2001, Agilent Technologies Europe relinquished the voting rights of its nominees on the Board of Directors of CSP. The parties entered into the Amendment No. 1 dated January 31, 2002 to the

Restated Joint Venture Agreement dated October 23, 2001 (see "Item 19. Exhibits -- Exhibit 4.28" in our 2001 annual report) to effect such change.

     For more details on the sale by Agilent Technologies Europe of part of its shareholding in CSP, please see "Item 4. Information of Our Company -- Strategic Alliances -- Chartered Silicon Partners" in our 2001 annual report.

     2.  Silicon Manufacturing Partners Pte Ltd

     We entered into a Joint Venture Agreement with Lucent Technologies Microelectronics Pte. Ltd., now known as Agere Systems Singapore Pte. Ltd., dated December 19, 1997 (see "Item 19. Exhibits -- Exhibit 4.35" in our 2001 annual report), to form the Silicon Manufacturing Partners strategic alliance relating to the joint ownership of Fab 5. As part of the SMP alliance, we also entered into an Assured Supply and Demand Agreement with Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.36" in our 2001 annual report), as amended by the Supplemental Assured Supply and Demand Agreement dated September 3, 1999 (see "Item 19. Exhibits -- Exhibit 4.37" in our 2001 annual report) and a License and Technology Transfer Agreement with Silicon Manufacturing Partners Pte Ltd and Lucent Technologies Microelectronics Pte. Ltd. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.38" in our 2001 annual report), as amended by Amendment Agreement No. 1 dated July 27, 2000 (see "Item 19. Exhibits -- Exhibit 4.39" in our 2001 annual report), by Amendment Agreement No. 2 dated March 22, 2001 (see "Item 19.
Exhibits -- Exhibit 4.40" in our 2001 annual report) and by Amendment Agreement No. 3 dated March 28, 2002 (attached as Exhibit 6.2 to our Form 6-K submitted on May 14, 2002), the amendment agreements relating to additional process technologies to be transferred (for a summary of this arrangement, see "Item 4. Information of Our Company -- Strategic Alliances -- Silicon Manufacturing Partners" in our 2001 annual report).

  LICENSE AGREEMENTS

     1.  Agere Systems

     We entered into a Technology Transfer Agreement with Lucent Technologies Inc., now known as Agere Systems Inc. dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.41" in our 2001 annual report), the purpose of which was to transfer technology into each of our company and Agere Systems Inc. so as to maintain the compatibility of the processes running in Silicon Manufacturing Partners with the processes running in our fabs. (For a summary of this arrangement, see "Item 4. Information on Our Company -- Offer Leading Process Technology" in our 2001 annual report and "Item 4. Information on Our
Company -- Research and Development" in our 2001 annual report). Under this Agreement, Lucent and our company transferred one another 0.25um process technology. This above agreement has since been amended by Amendment Agreement (No. 1) dated July 31, 2000 (see "Item 19. Exhibits -- Exhibit 4.42" in our 2001 annual report), by Amendment Agreement (No. 2) dated March 20, 2001 (see "Item
19. Exhibits -- Exhibit 4.43" in our 2001 annual report), and by Amendment Agreement No. 3 dated March 28, 2002 (attached as Exhibit 6.1 to our Form 6-K submitted on May 14, 2002), all for the purpose of updating the list of process technologies transferred by each of our company and Agere Systems Inc.

     We also have a Patent License Agreement with Agere Systems Inc. dated January 1, 1998 (see "Item 19. Exhibits -- Exhibit 4.45" in our 2001 annual report), as amended on August 18, 2000 (see "Item 19. Exhibits -- Exhibit 4.46" in our 2001 annual report). Under this Agreement, Agere and our company granted to one another a license to use certain of each other's patents and for us to provide wafer capacity to Agere in lieu of royalty payments for the use of Agere's patents.

     2.  IBM

     We entered into a Patent Cross-License Agreement with IBM dated January 1, 2001 (see "Item 19. Exhibits -- Exhibit 4.48" in our 2001 annual report). Under this agreement, IBM and our company granted to one another a license to use certain of each other's patents.

  PROPERTY AGREEMENTS

     1.  Fab 1

     We lease the land where Fab 1 is located from Technology Parks Private Limited under a Lease of Lot 2164 Mukim 3-2 Science Park Drive dated January 18, 1995 (see "Item 19. Exhibits -- Exhibit 4.49" in our 2001 annual report). The lease has a 30-year term. (For a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" in our 2001 annual report).

     2.  Fab 2

     ST leased the land where Fab 2 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787 Mukim No. 13 Sembawang dated April 11, 1995 (see "Item 19. Exhibits -- Exhibit 4.50" in our 2001 annual report). Under an Agreement for Sub-License and Sub-Lease dated September 30, 1997 with ST (see "Item 19. Exhibits -- Exhibit 4.51" in our 2001 annual report), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town until 2006 (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" in our 2001 annual report and "Item 7. Major Shareholders and Related Party
Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group" in our 2001 annual report).

     3.  Fab 3

     ST leased the land where Fab 3 is located from Jurong Town Corporation under Building Agreements relating to Private Lot A12787(a) Woodlands Industrial Park D, Mukim No. 13 Sembawang dated February 17, 1998 (see "Item 19.
Exhibits -- Exhibit 4.52" in our 2001 annual report), as amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.53" in our 2001 annual report), and Private Lot A12787(b) dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.55" in our 2001 annual report), also amended on October 7, 1998 (see "Item 19. Exhibits -- Exhibit 4.56" in our 2001 annual report), in Woodlands Industrial Park D, Mukim No. 13 Sembawang. Under Agreements for Sub-License and Sub-Lease with ST dated February 17, 1998 (see "Item 19. Exhibits -- Exhibit 4.54 and
Exhibit 4.57" in our 2001 annual report), we sub-lease this land until 2024 with rental payments equal to the rent paid by ST to Jurong Town through 2024. Under a Sub-Lease dated February 17, 1998, we in turn sub-lease space in Fab 3 to Silicon Manufacturing Partners for the operation of Fab 5 (see "Item 19. Exhibits -- Exhibit 4.58" in our 2001 annual report) (for a summary of this arrangement, see "Item 4. Information of Our Company -- Strategic
Alliances -- Silicon Manufacturing Partners", "Item 4. Information on Our Company -- Description of Property" in our 2001 annual report and "Item 7. Major Shareholders and Related Party Transactions -- Related Party
Transactions -- Other Transactions with the Singapore Technologies Group" in our 2001 annual report).

     4.  Fab 6

     ST leased the land where Fab 6 is located from Jurong Town Corporation under a Building Agreement relating to Private Lot A12787(d) Mukim No. 13 Sembawang dated September 24, 1999 (see "Item 19. Exhibits -- Exhibit 4.59" in our 2001 annual report). Under an Agreement for Sub-License and Sub-Lease dated September 24, 1999 with ST (see "Item 19. Exhibits -- Exhibit 4.60" in our 2001 annual report), Chartered Silicon Partners Pte Ltd sub-leases this land until 2027 with rental payments equal to the rent paid by ST to Jurong Town through 2027 (for a summary of this arrangement, see "Item 4. Information of Our
Company -- Strategic Alliances -- Chartered Silicon Partners", "Item 4. Information on Our Company -- Description of Property" in our 2001 annual report and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Other Transactions with the Singapore Technologies Group" in our 2001 annual report).

     5.  Fab 7

     ST has a license from Jurong Town Corporation to enter and build on the land where Fab 7 is located under a Building Agreement relating to Private Lot A12787(e) Mukim No. 13 dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.62" in our 2001 annual report). Under an Agreement for Sub-

License and Sub-Lease dated July 30, 2001 (see "Item 19. Exhibits -- Exhibit 4.61" in our 2001 annual report), we have a sub-license from ST to this land for a term of three years less one day with license fee payments equal to the license fees paid by ST to Jurong Town Corporation. Upon the completion of the Fab 7 building and the satisfaction of certain conditions in the Building Agreement, we expect Jurong Town Corporation to lease the land where Fab 7 is located to ST. We expect to sub-lease this land from ST for a term of 30 years less one day with rental payments equal to the rent paid by ST to Jurong Town Corporation (for a summary of this arrangement, see "Item 4. Information on Our Company -- Description of Property" in our 2001 annual report and "Item 7. Major Shareholders and Related Party Transactions -- Related Party
Transactions -- Other Transactions with the Singapore Technologies Group" in our 2001 annual report).

  RELATED PARTY AGREEMENTS

     We entered into an ST Group Management and Support Services Agreement with ST dated November 1, 1999 (see "Item 19. Exhibits -- Exhibit 4.63" in our 2001 annual report) (for a summary of this arrangement, see "Item 7. Major Shareholders and Related Party Transactions -- Related Party
Transactions -- Corporate Services Provided to us by Singapore Technologies" in our 2001 annual report).

     We entered into a Turnkey Subcontract Agreement for Sort, Assembly, and/or Final Test Services with ST Assembly Services Ltd. dated March 21, 2000 (see "Item 19. Exhibits -- Exhibit 4.64" in our 2001 annual report) (for a summary of this arrangement, see "Item 4. Information of Our Company -- Turnkey Services and The Chartered Solution" and "Item 7. Major Shareholders and Related Party Transactions -- Other Transactions with the Singapore Technologies Group" in our 2001 annual report).

     Our two largest shareholders issued irrevocable undertakings to us in connection with this offering (see " -- This Offering").

  CONVERTIBLE NOTES

     We issued US$575 million of senior convertible notes under an indenture dated as of April 2, 2001 (see "Item 19. Exhibits -- Exhibit 4.19" of our 2001 annual report) as supplemented by a supplemental indenture dated as of April 2, 2001, between us and Wells Fargo Bank Minnesota National Association, as trustee (see "Item 19. Exhibits -- Exhibit 4.20" of our 2001 annual report). In connection with the issuance, we entered into an underwriting agreement dated March 27, 2001 with the underwriters of the offering (attached as Exhibit 1.1 to the Form 6-K filed on April 4, 2001). Pursuant to the terms of the underwriting agreement, the underwriters received an aggregate underwriting discount of approximately US$14 million. For more details on our senior convertible notes, please see "General and Statutory Information -- Ordinary Share Capital".

  THIS OFFERING

     In connection with this offering, we entered into an underwriting agreement and a letter agreement for advisory services dated September 2, 2002 with the underwriter. For more details on the terms of these agreements, please see "Plan of Distribution." In addition, on September 2, 2002, each of ST and ST Semiconductors, our two largest shareholders, issued an irrevocable undertaking to us and the underwriter. Pursuant to the terms of the irrevocable undertakings, ST and ST Semiconductors have collectively committed to subscribe for ordinary shares in an aggregate amount of approximately US$384 million. We also expect to enter into a rights agency agreement with Citibank, N.A. The ADS rights are to be issued under the terms of the rights agency agreement relating to this offering.

LEGAL OR ARBITRATION PROCEEDINGS OR INQUIRIES

     We are not involved in any legal or arbitration proceedings (including those which are pending or known to be contemplated) which may have, or have had, in the last 12 months before the date of lodgment of this document, a material effect on our company's financial position or profitability.

     We have received an inquiry from the Singapore Exchange regarding media contacts with our company in the week preceeding the announcement of this offering. We have responded to this inquiry. We cannot provide any assurance as to the outcome of this matter and its impact, if any, on our company.

CONSENTS

     For the purpose of complying with paragraph 3 of Part XI of the Eleventh Schedule to the Securities and Futures Act 2001, No. 42 of 2001 of Singapore, KPMG, our independent auditors, has given and has not withdrawn its written consent to the issue of this document with the inclusion and incorporation by reference herein of its report on the consolidated balance sheets of our company as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001, and the incorporation by reference herein of its report on the balance sheets of Silicon Manufacturing Partners Pte Ltd as of December 31, 1999, 2000 and 2001 and the related profit and loss accounts, statements of changes in equity and statements of cash flows for the years then ended, in the form and context in which they are respectively included and/or incorporated by reference in this document. This means that KPMG has consented to the use of its reports and the references to KPMG in this document.

     For the purpose of complying with paragraph 3 of Part XI of the Eleventh Schedule to the Securities and Futures Act 2001, No. 42 of 2001 of Singapore, Allen & Gledhill, our solicitors to the offering as to Singapore law, has given and has not withdrawn its written consent to the issue of this document with the inclusion of the statements under the caption "Item 3. Key Information -- Risk Factors -- It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates" in our 2001 annual report which is incorporated by reference herein, insofar as such statements relate to Singapore legal matters, in the form and context in which they are included in this document.

DOCUMENTS FOR INSPECTION

     Copies of the following documents and all other contracts referred to in this document are available for inspection at our registered office during normal business hours up to and including October 7, 2002:

          (1) our Memorandum and Articles of Association;

          (2) the audited financial statements of our company and our subsidiaries (if any) for the financial years ended December 31, 1999, 2000 and 2001;

          (3) the reports by KPMG referred to in "-- Consents";

          (4) the unaudited consolidated financial statements of our company for the six months ended June 30, 2002;

          (5) the material contracts referred to in "-- Material Contracts"; and

          (6) the consents referred to in "-- Consents".

FINANCIAL EFFECTS OF THE OFFERING

     The information in this section has been prepared in accordance with the common practice for rights offerings in Singapore and is included in this document solely as required under Singapore law. We caution readers that certain of the financial information contained in this section is not presented in accordance with U.S. GAAP and that you should review such information in conjunction with our consolidated financial statements and the related notes and our "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this document.

     The as adjusted data set forth below gives effect to this offering as if this offering were completed on June 30, 2002 and is not intended to comply with
Article 11 -- Pro Forma Financial Information of

Regulation S-X of the SEC Rules and Regulations. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this document.

                                                        AS OF DECEMBER 31,
                                                     ------------------------
                                                      1999     2000     2001    AS OF JUNE 30, 2002
                                                     ------   ------   ------   --------------------
                                                     ACTUAL   ACTUAL   ACTUAL   ACTUAL   AS ADJUSTED
                                                     ------   ------   ------   ------   -----------
Number of issued ordinary shares (in millions).....  1,279    1,380    1,384    1,387       2,496
Paid-up ordinary share capital (in US$ millions)...    265      280      280      281         446
Shareholders' equity (in US$ millions).............  1,142    1,969    1,583    1,374       2,000
Gearing ratio(1)...................................   0.53     0.37     0.74     0.84        0.58
Net tangible assets per ordinary share(2) (US$)....   0.87     1.41     1.13(4)  0.98        0.80
Cash and cash equivalents balance per ordinary
  share(3) (US$)...................................   0.43     0.67     0.75     0.60        0.58

                                                         YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                         ------------------------    ENDED JUNE 30,
                                                          1999     2000     2001          2002
                                                         ------   ------   ------   ----------------
                                                         ACTUAL   ACTUAL   ACTUAL        ACTUAL
                                                         ------   ------   ------   ----------------
Net income (loss) per ordinary share (US$)
  Basic................................................  (0.03)    0.18    (0.28)        (0.16)
  Diluted..............................................  (0.03)    0.18    (0.28)        (0.16)

---------------

(1) Gearing ratio is calculated as the total of long-term debt, including current installments, and minority interest, divided by total shareholders equity. Our method of calculating gearing ratio may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies.
(2) Net tangible assets are calculated as total assets less intangible assets recognized in respect of technology license agreements, less total liabilities. Net tangible assets per ordinary share is calculated as net tangible assets divided by the number of issued ordinary shares at the respective date of measurement. Our method of calculating net tangible assets and net tangible assets per share may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies.
(3) Cash and cash equivalents per ordinary share is calculated as total cash and cash equivalents divided by the number of issued ordinary shares at the respective date of measurement.
(4) The net tangible assets per ordinary share, at December 31, 2001 adjusted as if this offering, under the terms assumed below, had been effected on that date, would have been US$0.88.

     The foregoing as adjusted data has been prepared:

          (1) assuming that 1,109,619,603 new ordinary shares will be offered pursuant to this offering (based on 1,387,024,504 ordinary shares outstanding as of August 31, 2002);

          (2) on the basis that the net proceeds of this offering (after deducting expenses, including commissions and fees in connection with this offering) would amount to US$626 million; and

          (3) based on an exchange rate of US$1.00 to S$1.75.

     The following table sets forth additional data which is provided in accordance with the common practice for rights offerings in Singapore. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this document.

                                          YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------   -------------------------
                                       1999        2000        2001         2001          2002
                                     ---------   ---------   ---------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in)
  operating activities.............  $ 271,054   $ 591,301   $  84,769    $ 137,739     $ (31,015)
                                     =========   =========   =========    =========     =========
Net cash used in investing
  activities.......................  $(377,433)  $(976,593)  $(479,991)   $(298,793)    $(158,214)
                                     =========   =========   =========    =========     =========
Net cash provided by (used in)
  financing activities.............  $ 551,844   $ 764,796   $ 512,708    $ 548,622     $ (21,218)
                                     =========   =========   =========    =========     =========
OTHER INFORMATION:
Earnings before equity in
  associates, interest on
  borrowings, depreciation and
  amortization, income tax,
  minority interest and
  extraordinary items(1)...........  $ 284,067   $ 575,749   $ 134,059    $ 111,501     $  54,031
                                     =========   =========   =========    =========     =========
Depreciation and amortization......  $ 271,406   $ 345,853   $ 444,061    $ 214,140     $ 226,836
                                     =========   =========   =========    =========     =========
Earnings (loss) before equity in
  associates, income tax, minority
  interest and extraordinary
  items(2).........................  $  (5,161)  $ 212,335   $(349,654)   $(117,647)    $(194,103)
                                     =========   =========   =========    =========     =========
Extraordinary items................  $      --   $      --   $      --    $      --     $      --
                                     =========   =========   =========    =========     =========
Gross rate of dividend.............  $      --   $      --   $      --    $      --     $      --
                                     =========   =========   =========    =========     =========
Net tangible assets per share(3)...  $    0.87   $    1.41   $    1.13    $    1.32     $    0.98
                                     =========   =========   =========    =========     =========

---------------

(1) Earnings before equity in associates, interest on borrowings, depreciation and amortization, income tax, minority interest and extraordinary items should not be construed as an alternative to operating income under US GAAP as an indicator of our operating performance, or to cash flows from operating, investing and financing activities under US GAAP as a measure of liquidity or our ability to meet our cash needs.
(2) Earnings (loss) before equity in associates, income tax, minority interest and extraordinary items should not be construed as an alternative to operating income under US GAAP as an indicator of our operating performance, or to cash flows from operating, investing and financing activities under US GAAP as a measure of liquidity or our ability to meet our cash needs.
(3) Net tangible assets are calculated as total assets less intangible assets recognized in respect of technology license agreements, less total liabilities. Net tangible assets per ordinary share is calculated as net tangible assets divided by the number of issued ordinary shares at the respective date of measurement. Our method of calculating net tangible assets and net tangible assets per share may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies.

CORPORATE INFORMATION

DIRECTORS                      James A. Norling                Charles E. Thompson
                               Lim Ming Seong                  Koh Beng Seng
                               Sum Soon Lim                    Tsugio Makimoto
                               James H. Van Tassel             Tay Siew Choon
                               Aubrey C. Tobey                 Peter Seah Lim Huat
                               Robert E. La Blanc              Chia Song Hwee
                               Andre Borrel                    Premod Paul Thomas (Alternate
                                                               Director to Sum Soon Lim)
JOINT COMPANY SECRETARIES      Nancy Tan See Sin, ACIS and Angela Hon Kah Sim, LLB, Hons.
REGISTERED OFFICE              60 Woodlands Industrial Park D, Street 2, Singapore 738406
SHARE REGISTRAR AND SINGAPORE  M & C Services Private Limited
  TRANSFER AGENT               138 Robinson Road, #17-00 The Corporate Office, Singapore
                               068906
MANAGER OF THE OFFERING        Merrill Lynch (Singapore) Pte. Ltd.
                               1 Temasek Avenue, #28-01 Millenia Tower, Singapore 039192
SOLICITORS TO THE OFFERING AS  Latham & Watkins
  TO U.S. LAW                  Attorneys-at-law
                               80 Raffles Place, #14-20 UOB Plaza 2, Singapore 048624
SOLICITORS TO THE OFFERING AS  Allen & Gledhill
  TO SINGAPORE LAW             Advocates and Solicitors
                               36 Robinson Road, #18-01 City House, Singapore 068877
AUDITORS                       KPMG
                               Certified Public Accountants
                               16 Raffles Quay, #22-00 Hong Leong Building, Singapore 048581
DEPOSITARY FOR ADSS            Citibank, N.A.
                               Depositary Receipt Services
                               111 Wall Street, New York, NY 10043
CUSTODIAN FOR ADSS             Citibank Nominees (Singapore) Pte Ltd
                               300 Tampines Avenue, #07-00 Tampines Junction, Singapore
                               529653
PRINCIPAL COMMERCIAL BANKERS   ABN AMRO Bank
                               63 Chulia Street, Level 9, Singapore 049514
                               Bank of America, N.A.
                               9 Raffles Place, #18-00 Republic Plaza Tower 1, Singapore
                               048619
                               Citibank, N.A.
                               3 Temasek Avenue, #17-00 Centennial Tower, Singapore 039190
                               Deutsche Bank AG, Singapore Branch
                               5 Temasek Boulevard, #08-01 Suntec Tower Five, Singapore
                               038985
                               J.P. Morgan (S.E.A.) Limited
                               168 Robinson Road, 17th Floor Capital Tower, Singapore 068912
                               Oversea-Chinese Banking Corporation Limited
                               65 Chulia Street, #12-00 OCBC Centre, Singapore 049513
                               The Hongkong and Shanghai Banking Corporation Ltd.
                               21 Collyer Quay, #02-00 HSBC Building, Singapore 049320
                               United Overseas Bank Limited
                               80 Raffles Place, UOB Plaza, Singapore 048624

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus supplement the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings made by us with the SEC (except for our future filings on Form 6-K which will only be incorporated by reference into this prospectus supplement if we state in such filings that they are being incorporated by reference into the registration statement (no. 333-56878) of which this prospectus supplement is a part) until we sell all of the securities covered by this prospectus supplement:

     - our annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on March 11, 2002, which includes our consolidated financial statements prepared in accordance with U.S. GAAP and the financial statements of SMP prepared in accordance with the Singapore Statements of Accounting Standard;

     - our registration statement on Form 8-A filed with the SEC on October 26, 1999; and

     - our current reports on Form 6-K submitted with the SEC on April 19, 2002, April 24, 2002, May 14, 2002, May 21, 2002, June 13, 2002, June 26, 2002,
       July 19, 2002, August 14, 2002, September 3, 2002 (two submitted) and September 10, 2002.

     We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus supplement is delivered, copies of the documents incorporated by reference in this prospectus supplement. Requests should be directed to: Chartered Semiconductor Manufacturing Ltd, 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department; telephone number: (65) 6362-2838.

                           FINANCIAL STATEMENTS INDEX

                                                               PAGE NUMBER
                                                               -----------
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheets.............       F-2
Unaudited Condensed Consolidated Statements of Operations
  and Comprehensive Income (Loss)...........................       F-3
Unaudited Condensed Consolidated Statements of Cash Flows...       F-4
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................       F-5
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................       F-8
Consolidated Balance Sheets.................................       F-9
Consolidated Statements of Operations and Comprehensive
  Income (Loss).............................................      F-10
Consolidated Statements of Shareholders' Equity.............      F-11
Consolidated Statements of Cash Flows.......................      F-12
Notes to the Consolidated Financial Statements..............      F-14

     The information contained in pages F-8 to F-40 has been reproduced from the audited consolidated balance sheets of our company for the years ended December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001 and has not been specifically prepared for the purpose of incorporation in this document.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                        AS OF
                                                              -------------------------
                                                              DECEMBER 31,    JUNE 30,
                                                                  2001          2002
                                                              ------------   ----------
                                        ASSETS
Cash and cash equivalents...................................   $1,041,616    $  831,377
Accounts receivable.........................................       91,419       110,239
Inventories.................................................       12,766        18,915
Other current assets........................................       16,439        18,721
                                                               ----------    ----------
          Total assets......................................    1,162,240       979,252
Property, plant and equipment, net..........................    1,853,421     1,842,419
Investment in SMP...........................................       77,406        56,389
Other non-current assets....................................       51,275        48,745
                                                               ----------    ----------
          Total assets......................................   $3,144,342    $2,926,805
                                                               ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable............................................   $   82,743    $  131,378
Current installments of long-term debt......................      198,160        86,463
Accrued operating expenses..................................      153,635       160,198
Other current liabilities...................................       85,215        42,857
                                                               ----------    ----------
          Total current liabilities.........................      519,753       420,896
Long-term debt, excluding current installments..............      914,070     1,033,329
Other liabilities...........................................       66,298        64,178
                                                               ----------    ----------
          Total liabilities.................................    1,500,121     1,518,403
Minority interest...........................................       61,589        34,374
Shareholders' equity........................................    1,582,632     1,374,028
                                                               ----------    ----------
          Total liabilities and shareholders' equity........   $3,144,342    $2,926,805
                                                               ==========    ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                             THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                  JUNE 30,               JUNE 30,
                                                            --------------------   ---------------------
                                                              2001        2002       2001        2002
                                                            ---------   --------   ---------   ---------
Net revenue...............................................  $ 100,672   $127,458   $ 307,361   $ 211,820
Cost of revenue...........................................    164,136    162,053     360,485     310,173
                                                            ---------   --------   ---------   ---------
Gross loss................................................    (63,464)   (34,595)    (53,124)    (98,353)
                                                            ---------   --------   ---------   ---------
Operating expenses:
  Research and development................................     20,664     21,605      41,855      46,313
  Fab start-up costs......................................      3,741      1,465       9,118       3,366
  Sales and marketing.....................................      9,267     10,278      17,487      19,972
  General and administrative..............................     10,562     10,287      23,460      24,852
                                                            ---------   --------   ---------   ---------
         Total operating expenses.........................     44,234     43,635      91,920      94,503
                                                            ---------   --------   ---------   ---------
Operating loss............................................   (107,698)   (78,230)   (145,044)   (192,856)
Equity in loss of SMP.....................................    (25,220)   (21,969)    (43,852)    (51,787)
Other income..............................................      5,457      6,771      13,048      11,980
Interest income...........................................     14,947      3,919      27,801       8,265
Interest expense..........................................    (11,649)   (10,551)    (15,008)    (21,298)
Exchange gain (loss)......................................      2,952     (1,964)      1,556        (194)
                                                            ---------   --------   ---------   ---------
Loss before income taxes..................................   (121,211)  (102,024)   (161,499)   (245,890)
Income tax expense........................................     (4,643)    (1,023)    (13,256)     (2,602)
                                                            ---------   --------   ---------   ---------
Loss before minority interest.............................   (125,854)  (103,047)   (174,755)   (248,492)
Minority interest in loss of CSP..........................     18,297     12,375      36,290      29,452
                                                            ---------   --------   ---------   ---------
Net loss..................................................  $(107,557)  $(90,672)  $(138,465)  $(219,040)
                                                            =========   ========   =========   =========
Derivative and hedging activities, including cumulative
  effect-type-adjustment in 2001..........................  $   2,787   $    (79)  $   2,208   $   4,320
Foreign currency translation..............................         (6)        27         (22)         19
                                                            ---------   --------   ---------   ---------
Other comprehensive income (loss).........................      2,781        (52)      2,186       4,339
                                                            ---------   --------   ---------   ---------
Comprehensive loss........................................  $(104,776)  $(90,724)  $(136,279)  $(214,701)
                                                            =========   ========   =========   =========
Net loss per share and ADS
Basic net loss per share..................................  $   (0.08)  $  (0.07)  $   (0.10)  $   (0.16)
Diluted net loss per share................................      (0.08)     (0.07)      (0.10)      (0.16)
Basic net loss per ADS....................................  $   (0.78)  $  (0.65)  $   (1.00)  $   (1.58)
Diluted net loss per ADS..................................      (0.78)     (0.65)      (1.00)      (1.58)
Number of shares (in millions) used in computing:
  -- basic net loss per share.............................    1,381.3    1,386.0     1,380.7     1,385.2
  -- effect of dilutive options...........................         --         --          --          --
                                                            ---------   --------   ---------   ---------
  -- diluted net loss per share...........................     1381.3    1,386.0     1,380.7     1,385.2
                                                            ---------   --------   ---------   ---------
Number of ADS (in millions) used in computing:
  -- basic net loss per ADS...............................      138.1      138.6       138.1       138.5
  -- effect of dilutive options...........................         --         --          --          --
                                                            ---------   --------   ---------   ---------
  -- diluted net loss per ADS.............................      138.1    138.60]       138.1       138.5
                                                            ---------   --------   ---------   ---------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              FOR THE SIX MONTHS ENDED
                                                              ------------------------
                                                               JUNE 30,      JUNE 30,
                                                                 2001          2002
                                                              -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $ (138,465)   $(219,040)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Equity in loss of SMP.....................................       2,446       21,809
  Depreciation and amortization.............................     214,140      226,836
  Foreign exchange gain on financing activities.............         (68)      (1,472)
  Minority interest in loss of CSP..........................     (36,290)     (29,452)
  Gain (loss) on disposal of property, plant and
     equipment..............................................         (57)          38
  Other.....................................................     (11,004)         (21)
Changes in operating working capital:
  Accounts receivable.......................................      87,246      (12,054)
  Amount due from (to) ST, ST affiliates and SMP, net.......      42,598      (21,540)
  Inventories...............................................      22,382       (6,149)
  Prepaid expenses..........................................        (914)      (2,180)
  Trade accounts payable....................................      (5,044)       7,161
  Accrued operating expenses................................     (45,142)       6,563
  Other current liabilities.................................       5,911       (1,514)
                                                              ----------    ---------
Net cash provided by (used in) operating activities.........     137,739      (31,015)
                                                              ----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other
  assets....................................................      14,589       17,245
Purchase of property, plant and equipment...................    (307,382)    (169,459)
Technology license fees paid................................      (6,000)      (6,000)
                                                              ----------    ---------
Net cash used in investing activities.......................    (298,793)    (158,214)
                                                              ----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net......................................      14,633      (11,599)
Long-term debt
  Borrowings................................................     610,625      135,000
  Repayments................................................     (77,850)    (149,367)
Issuance of shares by the Company, net......................       3,343        4,748
Capital lease payments......................................      (2,129)          --
                                                              ----------    ---------
Net cash provided by (used in) financing activities.........     548,622      (21,218)
                                                              ----------    ---------
Net increase (decrease) in cash and cash equivalents........     387,568     (210,447)
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (802)         208
Cash at the beginning of the period.........................     924,116    1,041,616
                                                              ----------    ---------
Cash at the end of the period...............................  $1,310,882    $ 831,377
                                                              ==========    =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2002

1.  BUSINESS AND ORGANIZATION

     Chartered Semiconductor Manufacturing Ltd. currently owns, or has an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte Ltd ("SMP"), which is jointly-owned with Agere Systems Singapore Pte. Ltd. ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte Ltd ("CSP"), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte. Ltd. ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. ("ST") and EDB Investments Pte. Ltd. ("EDBI"). Our sixth fab, Fab 7, in the process of being developed as the Company's first 300-mm facility, is ready for equipment installation. Fab 7 is wholly-owned and will be operated by the Company. Based on current assessment of the market demand, initial production from Fab 7 is expected in late third quarter of 2003.

     The Company was incorporated in Singapore in 1987. As of June 30, 2002, the Company was 60.5% owned by ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

2.  BASIS OF PRESENTATION

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

3.  PRINCIPLES OF CONSOLIDATION

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.

4.  CONTINGENCIES

     As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of its technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $10.8 million as of June 30, 2002. No assurance can be given that such provisions are adequate.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

5.  INVENTORIES

     The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                                        AS OF
                                                          ---------------------------------
                                                          DECEMBER 31, 2001   JUNE 30, 2002
                                                          -----------------   -------------
                                                           (IN THOUSANDS OF U.S. DOLLARS)
Raw materials...........................................       $ 1,147           $ 1,399
Work in process.........................................         7,263            13,948
Consumable supplies and spares..........................         4,850             3,771
                                                               -------           -------
                                                                13,260            19,118
Allowance for inventory obsolescence....................          (494)             (203)
                                                               -------           -------
                                                               $12,766           $18,915
                                                               =======           =======

6.  LONG-TERM DEBT

     The Company's long-term debt is summarized below:

                                                                        AS OF
                                                          ---------------------------------
                                                          DECEMBER 31, 2001   JUNE 30, 2002
                                                          -----------------   -------------
                                                           (IN THOUSANDS OF U.S. DOLLARS)
Singapore dollar loans at fixed rates of 4% to 4.25%
  repayable in semi-annual installments.................     $  287,355        $  239,386
Singapore dollar loans at floating rates repayable in
  February 2002 and June 2002...........................         54,620                --
U.S. dollar loan at floating rates repayable in
  semi-annual installments..............................        184,800           284,000
2.50% Senior Convertible Notes Due 2006.................        585,455           596,406
                                                             ----------        ----------
                                                              1,112,230         1,119,792
Less current installments...............................       (198,160)          (86,463)
                                                             ----------        ----------
Long-term debt, excluding current installments..........     $  914,070        $1,033,329
                                                             ==========        ==========

     On May 14, 2002, the Company announced that it was seeking consents from one of its lenders and several of CSP's lenders to allow the Company to substantially increase CSP's net worth to enable CSP to satisfy a total debt to net worth ratio for two of its loans. Such increase in CSP's net worth was effected by converting amounts payable by CSP to the Company into a loan from the Company to CSP (the "Chartered Loan"). The Company has obtained the necessary consents from the lenders and CSP was in compliance with the total debt to net worth ratio as at June 30, 2002.

     In obtaining the consents, the two CSP loan agreements were amended to include the corresponding Subordination Agreements which subordinated amounts under the Chartered Loan to the amounts due by CSP to its other lenders under the above two loans.

7.  STOCK-BASED COMPENSATION

     The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                 THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                 ---------------------------      --------------------------
                                    2001             2002            2001            2002
                                 -----------      ----------      ----------      ----------
Net loss
  As reported..................   $(107,557)       $(90,672)      $(138,465)      $(219,040)
  Pro forma....................   $(125,753)       $(99,232)      $(179,707)      $(245,875)
Basic net loss per share
  As reported..................   $   (0.08)       $  (0.07)      $   (0.10)      $   (0.16)
  Pro forma....................   $   (0.09)       $  (0.07)      $   (0.13)      $   (0.18)
Diluted net loss per share
  As reported..................   $   (0.08)       $  (0.07)      $   (0.10)      $   (0.16)
  Pro forma....................   $   (0.09)       $  (0.07)      $   (0.13)      $   (0.18)
Basic net loss per ADS
  As reported..................   $   (0.78)       $  (0.65)      $   (1.00)      $   (1.58)
  Pro forma....................   $   (0.91)       $  (0.72)      $   (1.30)      $   (1.78)
Diluted net loss per ADS
  As reported..................   $   (0.78)       $  (0.65)      $   (1.00)      $   (1.58)
  Pro forma....................   $   (0.91)       $  (0.72)      $   (1.30)      $   (1.78)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Chartered Semiconductor Manufacturing Ltd:

     We have audited the accompanying consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG

SINGAPORE

February 1, 2002

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                              NOTE      2000         2001
                                                              ----   ----------   ----------
                                           ASSETS
Cash and cash equivalents...................................   3     $  924,116   $1,041,616
Accounts receivable
  Trade.....................................................   4        166,768       63,176
  Others....................................................   4         18,274       28,243
Amounts due from ST affiliates..............................   22           782        1,247
Amounts due from SMP........................................             19,082       13,287
Inventories.................................................   5         34,003       12,766
Prepaid expenses............................................              1,524        1,905
                                                                     ----------   ----------
         Total current assets...............................          1,164,549    1,162,240
Investment in SMP...........................................   6         90,408       77,406
Other assets................................................             27,102       36,108
Technology license agreements...............................   7         17,167       15,167
Property, plant and equipment, net..........................   9      1,917,896    1,853,421
                                                                     ----------   ----------
         Total assets.......................................         $3,217,122   $3,144,342
                                                                     ==========   ==========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable
  Trade.....................................................         $   13,081   $   10,305
  Fixed asset purchases.....................................            178,124       72,438
Obligations under capital leases............................   10         7,822           --
Current installments of long-term debt......................   11       156,343      198,160
Accrued operating expenses..................................   13       205,340      153,635
Amounts due to ST and ST affiliates.........................   22        11,705        6,557
Amounts due to SMP..........................................              4,412       31,099
Income taxes payable........................................             20,681       24,667
Other current liabilities...................................   14        18,320       22,892
                                                                     ----------   ----------
         Total current liabilities..........................            615,828      519,753
Long-term debt, excluding current installments..............   11       426,120      914,070
Customer deposits...........................................   15        50,200       41,281
Other liabilities...........................................   16        17,670       25,017
                                                                     ----------   ----------
         Total liabilities..................................          1,109,818    1,500,121
Minority interest...........................................            138,021       61,589
Share capital: ordinary shares of S$0.26 each
  Authorized: 3,076,923,079 shares
  Issued and outstanding: 2000 -- 1,379,690,532 shares,
    2001 -- 1,383,756,116 shares............................   18       279,893      280,480
Additional paid-in capital..................................   19     1,775,059    1,782,633
Retained deficit............................................   20       (32,973)    (416,925)
Accumulated other comprehensive loss........................   27       (52,696)     (63,556)
                                                                     ----------   ----------
         Total shareholders' equity.........................         $1,969,283   $1,582,632
                                                                     ----------   ----------
Commitments and contingencies...............................   23
         Total liabilities and shareholders' equity.........         $3,217,122   $3,144,342
                                                                     ==========   ==========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        AND COMPREHENSIVE INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 1999         2000         2001
                                                              ----------   ----------   ----------
Net revenue.................................................  $  694,258   $1,134,104   $  462,656
Cost of revenue.............................................    (527,023)    (749,582)    (665,261)
                                                              ----------   ----------   ----------
Gross profit (loss).........................................     167,235      384,522     (202,605)
                                                              ----------   ----------   ----------
OPERATING EXPENSES
  Research and development..................................      58,894       71,495       79,306
  Fab start-up costs........................................       8,442       27,481       13,329
  Sales and marketing.......................................      34,359       38,400       42,250
  General and administrative................................      44,619       78,788       41,908
  Stock-based compensation (note 24)........................      20,094        2,778          763
  Costs incurred on termination of development program (note
    8)......................................................       6,500           --           --
  Other operating expenses (note 23(f)).....................          --       11,570           --
                                                              ----------   ----------   ----------
         Total operating expenses...........................     172,908      230,512      177,556
                                                              ----------   ----------   ----------
Operating income (loss).....................................      (5,673)     154,010     (380,161)
Equity in loss of CSP.......................................      (9,528)          --           --
Equity in income (loss) of SMP..............................     (23,282)       7,588      (92,683)
Other income................................................       5,739       12,926       19,718
Interest income.............................................       6,733       54,546       46,225
Interest expense............................................     (17,822)     (17,561)     (39,652)
Foreign exchange gain.......................................       5,862        8,414        4,216
                                                              ----------   ----------   ----------
Income (loss) before income taxes...........................     (37,971)     219,923     (442,337)
Income tax expense (note 17)................................      (2,131)     (18,704)     (14,244)
                                                              ----------   ----------   ----------
Income (loss) before minority interest......................     (40,102)     201,219     (456,581)
Minority interest in loss of CSP............................       7,483       43,547       72,629
                                                              ----------   ----------   ----------
Net income (loss)...........................................  $  (32,619)  $  244,766   $ (383,952)
                                                              ==========   ==========   ==========
Derivative and hedging activities including cumulative
  effect-type-adjustment (note 26)..........................          --           --      (10,838)
Foreign currency translation................................          --           --          (22)
                                                              ----------   ----------   ----------
Comprehensive income (loss).................................  $  (32,619)  $  244,766   $ (394,812)
                                                              ==========   ==========   ==========
Net income (loss) per share and ADS
Basic net income (loss) per share...........................  $    (0.03)  $     0.18   $    (0.28)
Diluted net income (loss) per share.........................  $    (0.03)  $     0.18   $    (0.28)
Basic net income (loss) per ADS.............................  $    (0.32)  $     1.82   $    (2.78)
Diluted net income (loss) per ADS...........................  $    (0.32)  $     1.79   $    (2.78)
Number of shares (in thousands) used in computing:
  -- basic net income (loss) per share......................   1,035,181    1,342,516    1,381,712
  -- effect of dilutive options.............................          --       21,806           --
                                                              ----------   ----------   ----------
  -- diluted net income (loss) per share....................   1,035,181    1,364,322    1,381,712
                                                              ==========   ==========   ==========
Number of ADS (in thousands) used in computing:
  -- basic net income (loss) per ADS........................     103,518      134,252      138,171
  -- effect of dilutive options.............................          --        2,180           --
                                                              ----------   ----------   ----------
  -- diluted net income (loss) per ADS......................     103,518      136,432      138,171
                                                              ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

         CONSOLIDATED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                 (IN THOUSANDS)

                                                                                                     ACCUMULATED      TOTAL
                                                             ADDITIONAL                                 OTHER        SHARE-
                                              SUBSCRIPTION    PAID-IN       UNEARNED     RETAINED   COMPREHENSIVE   HOLDERS'
                          ORDINARY SHARES      RECEIVABLE     CAPITAL     COMPENSATION   DEFICIT        LOSS         EQUITY
                        -------------------   ------------   ----------   ------------   --------   -------------   ---------
                           NO.         $           $             $             $            $             $             $
Balance at January 1,
  1999................  1,000,107   221,433     (12,341)       689,970           --      (245,120)     (52,696)       601,246
Net loss..............         --        --          --             --           --       (32,619)          --        (32,619)
Issuance of shares....      6,133       959      (1,302)         2,991           --            --           --          2,648
Payment of
  subscription
  receivable..........         --        --       1,801             --           --            --           --          1,801
Other changes in
  unearned
  compensation, net...         --        --          --         15,526      (15,526)           --           --             --
Amortization of stock
  compensation........         --        --          --             --       12,138            --           --         12,138
Cancellation of partly
  paid shares.........    (14,762)   (2,570)     11,842        (11,642)       3,388            --           --          1,018
Stock compensation....         --        --          --          6,938           --            --           --          6,938
Initial public
  offering, net of
  expenses............    287,500    44,707          --        503,414           --            --           --        548,121
Share options issued
  and Charged to
  SMP.................         --        --          --            459           --            --           --            459
                        ---------   -------     -------      ---------      -------      --------      -------      ---------
Balance at December
  31, 1999............  1,278,978   264,529          --      1,207,656           --      (277,739)     (52,696)     1,141,750
Net income............         --        --          --             --           --       244,766           --        244,766
Issuance of shares....     11,013     1,667          --          9,367           --            --           --         11,034
Stock compensation....         --        --          --          2,778           --            --           --          2,778
Follow-on offering,
  net of expenses.....     89,700    13,697          --        552,999           --            --           --        566,696
Share options issued
  and charged to
  SMP.................         --        --          --          2,259           --            --           --          2,259
                        ---------   -------     -------      ---------      -------      --------      -------      ---------
Balance at December
  31, 2000............  1,379,691   279,893          --      1,775,059           --       (32,973)     (52,696)     1,969,283
Net loss..............         --        --          --             --           --      (383,952)          --       (383,952)
Issuance of shares....      4,065       587          --          3,838           --            --           --          4,425
Stock compensation....         --        --          --            763           --            --           --            763
Derivative and hedging
  activities including
  cumulative
  effect-type-
  adjustment..........         --        --          --             --           --            --      (10,838)       (10,838)
Foreign currency
  translation.........         --        --          --             --           --            --          (22)           (22)
Share options issued
  and charged to
  SMP.................         --        --          --          2,973           --            --           --          2,973
                        ---------   -------     -------      ---------      -------      --------      -------      ---------
Balance at December
  31, 2001............  1,383,756   280,480          --      1,782,633           --      (416,925)     (63,556)     1,582,632
                        =========   =======     =======      =========      =======      ========      =======      =========

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              1999        2000         2001
                                                            ---------   ---------   ----------
OPERATING ACTIVITIES
Net income (loss).........................................  $ (32,619)  $ 244,766   $ (383,952)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Equity in loss of CSP...................................      9,528          --           --
  Equity in loss (income) of SMP..........................     23,282      (7,588)       2,722
  Depreciation and amortization...........................    271,406     345,853      444,061
  Foreign exchange gain...................................     (8,003)     (3,856)       2,637
  Loss on disposal of property, plant and equipment.......      2,656       3,008          100
  Minority interest in loss of CSP........................     (7,483)    (43,547)     (72,629)
  Stock-based compensation................................     20,094       2,778          763
  Others..................................................     (2,093)      4,656       (7,342)
Change in operating working capital:
  Accounts receivable.....................................    (53,643)    (36,659)     105,116
  Amounts due from ST and ST affiliates...................      5,407         840         (465)
  Amounts due from CSP....................................     (8,314)         --           --
  Amounts due from SMP, net...............................      2,224      (8,346)      37,227
  Inventories.............................................     (4,143)       (384)      21,237
  Prepaid expenses........................................       (717)        476         (381)
  Trade accounts payable..................................        109       2,521       (2,776)
  Accrued operating expenses..............................     40,340      69,631      (51,335)
  Other current liabilities...............................      3,889      (5,578)        (804)
  Amounts due to ST and ST affiliates.....................      2,165       1,930       (5,148)
  Advances to suppliers...................................      4,884       3,040       (8,248)
  Income taxes payable....................................      2,085      17,760        3,986
                                                            ---------   ---------   ----------
Net cash provided by operating activities.................    271,054     591,301       84,769
INVESTING ACTIVITIES
Cash acquired on consolidation of CSP.....................      3,056          --           --
Proceeds from sale of property, plant and equipment.......     19,981      33,163       15,654
Purchase of property, plant and equipment.................   (340,305)   (963,792)    (489,645)
Technology license fees paid..............................     (5,200)    (10,180)      (6,000)
Investment in CSP.........................................     (8,976)         --           --
Investment in SMP.........................................    (45,989)    (35,784)          --
                                                            ---------   ---------   ----------
Net cash used in investing activities.....................   (377,433)   (976,593)    (479,991)

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                                                              1999        2000         2001
                                                            ---------   ---------   ----------
FINANCING ACTIVITIES
Bank overdrafts...........................................     (3,082)         --           --
Customer deposits, net....................................    (30,076)     15,394       (8,919)
Loans from ST and ST affiliates
  -- borrowings...........................................     69,500          --           --
  -- repayments...........................................    (69,500)         --           --
Long term debt
  -- borrowings...........................................     70,500     179,929      679,625
  -- repayments...........................................    (65,748)   (120,409)    (155,540)
Loan origination fees.....................................         --      (6,485)          --
Issuance of shares by the Company.........................    552,570     577,730        4,425
Issuance of shares by CSP to minority shareholders........     32,360     124,404           --
Capital lease payments....................................     (4,680)     (5,767)      (6,883)
                                                            ---------   ---------   ----------
Net cash provided by financing activities.................    551,844     764,796      512,708
Net increase in cash and cash equivalents.................  $ 445,465   $ 379,504   $  117,486
Effect of exchange rate changes on cash and cash
  equivalents.............................................        (88)       (384)          14
Cash and cash equivalents at the beginning of the year....     99,619     544,996      924,116
                                                            ---------   ---------   ----------
Cash and cash equivalents at the end of the year..........    544,996     924,116    1,041,616
                                                            =========   =========   ==========
Supplemental Cash Flow Information
Interest paid (net of amounts capitalized)................     21,211      16,735       25,091
Income taxes paid (received)..............................       (248)      1,659       12,141

          See accompanying notes to consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 2000 AND 2001
        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1.  BUSINESS AND ORGANIZATION

     Chartered Semiconductor Manufacturing Ltd (the "Company") is an independent semiconductor foundry providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in seven countries in North America, Europe and Asia. Its principal markets are the United States of America, Taiwan, Europe and Japan.

     The Company is a majority-owned subsidiary of Singapore Technologies Pte Ltd ("ST"), which is itself ultimately wholly-owned by Temasek Holdings (Private) Limited ("Temasek"). Temasek is the holding company through which the corporate investments of the government of Singapore are held.

     In March 1997, the Company, Hewlett-Packard Europe B.V. ("HP Europe") and EDB Investments Pte Ltd ("EDBI") formed Chartered Silicon Partners Pte Ltd ("CSP"), in which the Company had a non-controlling 51% equity interest which was accounted for on the equity method. Effective October 1, 1999, the Company, HP Europe and EDBI amended their strategic alliance agreement by eliminating some of CSP's minority shareholders' approval rights over CSP's annual business plan. It also increased the thresholds for asset dispositions, borrowings and capital expenditures that would require the approval of CSP's minority shareholders. As a result of the amendment, the Company treats CSP as a consolidated subsidiary from October 1, 1999 forward. As a consequence of the above changes, the Company ceased equity-accounting of its investment in CSP and consolidated CSP from that date. HP Europe has subsequently assigned its strategic alliance agreement relating to CSP to Agilent Technologies Europe B.V. ("Agilent Europe"). In October and November 2001, Agilent Europe sold 7.5% each of its 30% share in CSP to Singapex Investments Pte Ltd, a wholly-owned subsidiary of ST, and EDBI, respectively.

     In January 1998, the Company and Lucent Technologies Microelectronics Pte Ltd formed Silicon Manufacturing Partners Pte Ltd ("SMP"), in which the Company has a 49% equity interest. Subsequently, Lucent Technologies Inc. spun-off its microelectronics business to Agere Systems Inc. As part of the restructuring, Lucent Technologies Microelectronics Pte Ltd has been renamed Agere Systems Singapore Pte Ltd. The Company accounts for SMP on the equity method. See Note 2(d).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") consistently applied for all periods.

  (B) USE OF ESTIMATES

     The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

  (C) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements reflect the consolidated accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned and controlled affiliates. Significant intercompany accounts and transactions have been eliminated in consolidation.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

  (D) INVESTMENT IN CSP AND SMP

     The equity accounting method is applied for the investment in SMP, and was applied for the investment in CSP in the period prior to October 1, 1999. The Company's share of the results of their operations is included in the consolidated statement of operations. The Company's equity interest in these equity affiliates, including its share of accumulated post-formation results, is included as investment in CSP (prior to October 1, 1999) and SMP in the consolidated balance sheet.

  (E) FOREIGN CURRENCY TRANSACTIONS

     The Company utilizes the US dollar as its functional currency. Assets and liabilities which are denominated in foreign currencies are converted into the functional currency at the rates of exchange prevailing at the balance sheet date. Income and expenses are converted at the average rates of exchange prevailing during the period. Foreign currency transaction gains or losses are included in results of operations.

  (F) REVENUE RECOGNITION

     Revenue represents the invoiced value of goods and services supplied, excluding goods and services tax, less allowance for returns. Revenue is recognized upon shipment of goods.

  (G) GRANTS

     Asset-related government grants consist of grants for the purchase of equipment used for research and development activities. Asset-related grants are presented in the consolidated balance sheet as deferred grants and are credited to other income on the straight-line basis over the estimated useful lives of the relevant assets. See Note 16.

     Income-related government grants are subsidies of training and research and development expenses. Income-related grants are credited to other income when it becomes probable that expenditures already incurred will constitute qualifying expenditures for purposes of reimbursement under the grants, which is typically substantially concurrent with the expenditures.

  (H) FAB START-UP COSTS

     The Company expenses costs related to start-up activities, including fab start-up costs, as they are incurred.

  (I) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs, which are expensed as incurred, were $58,894, $71,495 and $79,306 in 1999, 2000 and 2001, respectively.

  (J) STOCK-BASED EMPLOYEE COMPENSATION

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations and includes pro forma information in Note 24 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Compensation cost for stock options granted to employees in connection with the Company's fixed option plan is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option. Compensation cost for options granted to

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES employees under the Company's previously existing variable option plans is recorded over the requisite vesting periods based upon the current market value of the Company's stock at the end of each period.

     Compensation cost for stock options granted to non-employees in connection with the Company's fixed option plan is measured as the fair market value of the stock options valued based upon an option pricing model over the period in which the options vest.

  (K) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

  (L) DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect-type adjustment of $8,144 in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow hedging instruments and to derecognize net gains or losses on derivatives that had been previously deferred. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

     All derivatives are recognized on the balance sheet at their fair value in other assets or other liabilities. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current-period earnings.

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedge firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

     Prior to the adoption of SFAS No. 133 on January 1, 2001, gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Any derivative contracts held or issued that do not meet the requirements of a hedge are recorded at fair value in the balance sheet and any changes in that fair value recognized in income.

  (M) NET INCOME (LOSS) PER SHARE

     The computation of basic net income (loss) per share and diluted net income
(loss) per share are presented in conformity with SFAS No. 128, "Earnings Per Share" for all periods presented.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations prepared in accordance with SFAS No. 128.

                                                             YEAR ENDED DECEMBER 31,
                       ----------------------------------------------------------------------------------------------------
                                    1999                              2000                               2001
                       -------------------------------   -------------------------------   --------------------------------
                                                 PER                               PER                                PER
                                                SHARE                             SHARE                              SHARE
                       NET LOSS     SHARES      AMOUNT   NET LOSS     SHARES      AMOUNT   NET LOSS      SHARES      AMOUNT
                       --------   -----------   ------   --------   -----------   ------   ---------   -----------   ------
                                  (THOUSANDS)                       (THOUSANDS)                        (THOUSANDS)
Basic net income
  (loss) per share...  $(32,619)   1,035,181    $(0.03)  $244,766    1,342,516    $0.18    $(383,952)   1,381,712    $(0.28)
Effect of dilutive
  securities.........                     --                            21,806                                 --
                                   ---------                         ---------                          ---------
Diluted net income
  (loss) per share...  $(32,619)   1,035,181    $(0.03)  $244,766    1,364,322    $0.18    $(383,952)   1,381,712    $(0.28)
                       ========    =========    ======   ========    =========    =====    =========    =========    ======

     The Company has excluded all outstanding stock options from the calculation of diluted net loss per share for the years ended December 31, 1999 and 2001 under SFAS No. 128 because all such securities are anti-dilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per share were 15,102,942 and 7,150,007 for the years ended December 31, 1999 and 2001 respectively. All amounts have been restated to reflect the effect of the capital restructuring in 1999 described in Note 18.

  (N) COMPREHENSIVE INCOME

     The Company applies SFAS No. 130, "Reporting Comprehensive Income" with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and adjustments relating to derivatives and hedging activities including cumulative effective-type-adjustments, and is presented in the consolidated statements of operations and comprehensive income (loss).

  (O) CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have original maturities of three months or less.

  (P) INVENTORIES

     Inventories are stated at the lower of cost, determined on the weighted average basis, or market (net realizable value).

  (Q) TECHNOLOGY LICENSE AGREEMENTS

     The Company has entered into technology license agreements requiring the payment of licensing fees and royalties. The agreed fees and royalties are recorded as a liability and an intangible asset. The intangible assets are amortized to results of operations on the straight-line basis over their estimated useful lives. See Note 7.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

  (R) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the following periods:

Buildings                                --    20 years (or, if shorter, the remaining
                                               period of the lease of the land on
                                               which the buildings are erected)
Mechanical and electrical installations  --    10 years
Equipment and machinery                  --    5 years
Office and computer equipment            --    2 to 5 years

     The Company capitalizes interest with respect to major assets under installation and construction until such assets are ready for use. See Note 9 for details of capitalized interest. Repairs and replacements of a routine nature are expensed, while those that extend the life of an asset are capitalized.

     Plant and equipment under capital leases are stated at the present value of minimum lease payments. Plant and equipment held under capital leases and leasehold improvements are amortized straight-line over the estimated useful life of the asset.

  (S) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (T) OPERATING LEASES

     Rental payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

  (U) CONCENTRATION OF RISK

     The Company is an independent foundry that fabricates integrated circuits on silicon wafers for customers in the semiconductor industry. The five largest customers of the Company accounted for 38%, 42% and 43% of net revenue in the years ended December 31, 1999, 2000 and 2001, respectively (see Note 21). The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     In addition, certain of the Company's treasury management activities are undertaken by ST or carried out together with other companies in the ST Group. The Company participates in a pooled cash management arrangement and places short-term advances with other companies in the ST Group. The Company also contracts substantially all of its forward purchases of foreign exchange with ST. See Notes 3 and 26.

  (V) SEGMENT DISCLOSURES

     Disclosures of business segments are made in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Under SFAS No. 131, a public company reports

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single reportable segment.

  (W) PRODUCT WARRANTIES

     The Company provides for estimated warranty costs based upon historical experience and management's estimate of the level of future claims and accrues for specific items at the time their existence is known and the amounts are determinable.

  (X) RECLASSIFICATIONS

     Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

  (Y) RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was issued in August 2001. The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. The adoption of SFAS No.'s 141 and 142 did not have a material effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt the provisions of SFAS No. 143 on January 1, 2003. It is not practicable for the Company to estimate the impact of adopting this statement at the date of this report.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The Company is required to adopt SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 on January 1, 2002, did not have a material effect on the Company's financial position or results of operations.

3.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents at December 31, 2000 and 2001 consist of the following:

                                                                2000        2001
                                                              --------   ----------
Cash at banks and on hand...................................  $ 22,253   $   15,805
Cash equivalents
  Short-term deposits.......................................   387,811      561,455
  ST pooled cash............................................   514,052      464,356
                                                              --------   ----------
                                                              $924,116   $1,041,616
                                                              ========   ==========

     Certain of the Company's treasury management activities are undertaken by ST or its affiliates. The Company participates in a pooled cash management arrangement under which the Company may place surplus cash with ST as short-term deposits with maturities of less than three months.

4.  ACCOUNTS RECEIVABLE

     Trade accounts receivable at December 31, 2000 and 2001 consist of the following:

                                                                2000      2001
                                                              --------   -------
Trade receivables...........................................  $170,136   $67,212
Allowance for doubtful accounts.............................    (3,368)   (4,036)
                                                              --------   -------
                                                              $166,768   $63,176
                                                              ========   =======

     Movements in the allowance for doubtful accounts are as follows:

                                                              1999     2000     2001
                                                             ------   ------   ------
Beginning..................................................  $4,979   $5,547   $3,368
Utilized in year...........................................    (322)  (2,721)     (70)
Charge for the year........................................     890      542      738
                                                             ------   ------   ------
Ending.....................................................  $5,547   $3,368   $4,036
                                                             ======   ======   ======

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Other receivables at December 31, 2000 and 2001 consist of the following:

                                                               2000      2001
                                                              -------   -------
Advances to suppliers.......................................  $ 4,608   $16,101
Loans to employees..........................................    2,337     1,809
Deposits....................................................    1,411     1,112
Receivable from research partners...........................    4,924     6,386
Others......................................................    4,994     2,835
                                                              -------   -------
                                                              $18,274   $28,243
                                                              =======   =======

     In December 2000, the Company entered into an agreement to sell, on a revolving basis, trade receivables to a special purpose bankruptcy-remote vehicle, Wafer Fabrication Accounts Receivable Funding Corp (Funding Corp). Beginning on a funding date to be determined by the Company, eligible trade receivables, as defined in the agreement, will be sold to Funding Corp on a revolving basis. Funding Corp in turn intends to sell an undivided interest in the pool of receivables, up to a maximum of $75,000 to a conduit investor. Funding Corp intends to use the collections from the receivables it has purchased to reinvest in the purchase of newly generated receivables on a revolving basis. The portion of the receivables sold from Funding Corp to the conduit investor will be accounted for as a sale in accordance with SFAS Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of SFAS Statement No. 125". The Company has not sold any receivables pursuant to this securitization program.

5.  INVENTORIES

     Inventories at December 31, 2000 and 2001 consist of the following:

                                                               2000      2001
                                                              -------   -------
Raw materials...............................................  $ 2,349   $ 1,147
Work in process.............................................   26,564     7,263
Consumable supplies and spares..............................    5,166     4,850
                                                              -------   -------
                                                               34,079    13,260
Allowance for inventory obsolescence........................      (76)     (494)
                                                              -------   -------
                                                              $34,003   $12,766
                                                              =======   =======

     Movements in the allowance for inventory obsolescence are as follows:

                                                               1999    2000   2001
                                                              ------   ----   ----
Beginning...................................................  $4,193   $125   $ 76
Utilized in year............................................  (4,133)   (49)    --
Charge for the year.........................................      65     --    418
                                                              ------   ----   ----
Ending......................................................  $  125   $ 76   $494
                                                              ======   ====   ====

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

6.  INVESTMENT IN CSP AND SMP

     The investment in SMP at December 31, 2000 and 2001 consists of the following:

                                                                2000       2001
                                                              --------   --------
SMP
Cost........................................................  $120,959   $120,959
Share of retained post-formation loss.......................   (30,551)   (33,273)
Share of accumulated other comprehensive losses.............        --    (10,280)
                                                              --------   --------
                                                              $ 90,408   $ 77,406
                                                              ========   ========

     CSP and SMP are semiconductor foundries providing wafer fabrication services and technologies. The Company accounts for its 49% investment in SMP using the equity method. Because the minority owners of CSP had certain approval or veto rights which allowed them to participate in management, CSP was not consolidated and was accounted for using the equity method until September 30, 1999.

     On October 1, 1999, the strategic alliance agreement relating to CSP was revised and, since then, the Company has accounted for its 51% investment in CSP on a consolidated basis.

     Under the terms of the strategic alliance agreements, the Company was committed to making equity investments in CSP and SMP of up to $213,207 and $120,959, respectively, of which all have been invested.

     Under the strategic alliance agreement with the majority shareholder of SMP, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP after deducting its share of the overhead costs of SMP. Accordingly, the Company accounts for its due share of SMP's net results based on the gross sales to the customers that it directs to SMP, after deducting its share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed beginning January 1, 2001 for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to the Company was $89,961 for 2001. Such costs are included in equity in income (loss) of SMP in the accompanying consolidated statement of operations.

     Reconciliation of equity in income (loss) of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                           1999      2000      2001
                                                         --------   ------   --------
Equity in income (loss) of SMP in consolidated
  statements of operations.............................  $(23,282)  $7,588   $(92,683)
Allocated wafer capacity cost..........................        --       --     89,961
                                                         --------   ------   --------
Equity in income (loss) of SMP in consolidated
  statements of cash flows.............................  $(23,282)  $7,588   $ (2,722)
                                                         ========   ======   ========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Shown below is aggregated summarized financial information for SMP:

                                                                2000        2001
                                                              ---------   ---------
Current assets..............................................  $ 102,618   $ 164,663
Other assets................................................      4,704       3,696
Property, plant and equipment...............................    576,583     512,376
Other current liabilities...................................    (99,517)   (138,983)
Long-term debt..............................................   (375,000)   (278,571)
Other liabilities...........................................         --     (25,984)
                                                              ---------   ---------
Shareholders' equity........................................  $ 209,388   $ 237,197
                                                              =========   =========

                                                         1999       2000       2001
                                                       --------   --------   --------
Net revenue(+).......................................  $ 66,143   $238,104   $312,378
Gross profit (loss)..................................   (47,839)    56,315     85,358
Operating income (loss)..............................   (74,180)    47,917     78,986
Net income (loss)....................................   (66,493)    35,127     48,788

---------------

(+) Net revenue includes billings for allocated wafer capacity to joint venture partners of $112,411 for 2001.

7.  TECHNOLOGY LICENSE AGREEMENTS

     Technology license agreements at December 31, 2000 and 2001 consist of the following:

                                                               2000      2001
                                                              -------   -------
Technology licenses, at cost................................  $20,000   $20,000
Accumulated amortization....................................   (2,833)   (4,833)
                                                              -------   -------
                                                              $17,167   $15,167
                                                              =======   =======

     Fully amortized license agreements with costs and accumulated amortization of $32,284 were written off in 2000. In addition, the Company recorded an impairment charge of $5,000 to write off the remaining net book value of a technology license in 2000 as the technology transferred did not meet the Company's requirements or specifications. The amount written off is classified under cost of revenue in the consolidated statement of operations.

     Obligations payable under the agreements at December 31, 2000 and 2001 are as follows:

                                                               2000      2001
                                                              -------   ------
Current installments (see note 14)..........................  $ 7,100   $6,000
Non-current installments (see note 16)......................    6,000       --
                                                              -------   ------
                                                              $13,100   $6,000
                                                              =======   ======

8.  DEVELOPMENT PROGRAM TERMINATION COSTS

     The Company recorded a $6,500 charge for a final cash settlement amount in 1999 for the termination of a licensing arrangement entered into for a development program which the Company terminated.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

9.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 2000 and 2001 consist of the following:

                                                                 2000         2001
                                                              ----------   ----------
COST
Buildings...................................................  $  192,294   $  194,049
Mechanical and electrical installations.....................     341,522      348,955
Equipment and machinery.....................................   1,998,500    2,376,173
Office and computer equipment...............................      63,015       77,521
Assets under installation and construction..................     441,625      400,643
                                                              ----------   ----------
          Total cost........................................  $3,036,956   $3,397,341
                                                              ==========   ==========
ACCUMULATED DEPRECIATION
Buildings...................................................  $   32,801   $   42,469
Mechanical and electrical installations.....................     116,898      154,065
Equipment and machinery.....................................     927,048    1,295,061
Office and computer equipment...............................      42,313       52,325
                                                              ----------   ----------
          Total accumulated depreciation....................  $1,119,060   $1,543,920
                                                              ==========   ==========
Property, plant and equipment (net).........................  $1,917,896   $1,853,421
                                                              ==========   ==========

     Depreciation charged to results of operations amounted to $264,683, $333,341 and $429,502 for 1999, 2000 and 2001, respectively. Buildings consist of wafer plants, including administrative offices, built on land licensed to ST and Technology Parks Pte Ltd, and sub-leased to the Company. See Note 22.

     Included in property, plant and equipment are assets acquired under capital lease obligations with a cost of approximately $31,973 at December 31, 2000 and 2001. These assets under capital lease obligations were fully depreciated in 2000.

     Capitalized interest relating to property, plant and equipment amounted to $3,793, $14,356 and $15,236 in the years ended December 31, 1999, 2000 and 2001, respectively.

10.  CAPITAL LEASES

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery as of December 31, 2000 and 2001 are as follows:

                                                               2000     2001
                                                              -------   ----
Payable in year ending December 31,
  2001......................................................  $ 8,196   $--
  2002......................................................       --    --
                                                              -------   ---
Total minimum lease payments................................    8,196    --
Amounts representing interest at rates ranging from 5.90% to
  6.06% per annum...........................................     (374)   --
                                                              -------   ---
Present value of minimum lease payments.....................    7,822    --
Less current installments of capital lease obligations......   (7,822)   --
                                                              -------   ---
Obligations under capital leases, excluding current
  installments..............................................  $    --   $--
                                                              =======   ===

     The minimum lease payments were guaranteed by ST.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

11.  LONG-TERM DEBT

     Long-term debt at December 31, 2000 and 2001 consists of the following:

                                                                2000         2001
                                                              ---------   ----------
Singapore dollar loans at fixed rates of 4% to 4.25%........  $ 387,513   $  287,355
Singapore dollar loans at floating rates....................     57,550       54,620
US dollar loans at floating rates...........................    137,400      184,800
2.5% Senior convertible notes...............................         --      585,455
                                                              ---------   ----------
                                                                582,463    1,112,230
Less current installments...................................   (156,343)    (198,160)
                                                              ---------   ----------
Long-term debt, excluding current installments..............  $ 426,120   $  914,070
                                                              =========   ==========
All Singapore dollar loans are unsecured.

     Fixed rate Singapore dollar loans of $159,369 and $117,643 as of December 31, 2000 and 2001, respectively, are guaranteed by ST. A fixed rate Singapore dollar loan of $98,657 and $46,817 as of December 31, 2000 and 2001, respectively, is guaranteed by commercial banks at the request of ST. All fixed rate Singapore dollar loans contain certain covenants which restrict the ability of the Company to pay dividends without prior approval from the lender. Effective November 1, 1999, the Company's management and services support agreement with ST includes a charge for such guarantees. See note 22. Prior to that date, the Company was not separately charged for the guarantees. The loans are repayable in semi-annual installments and mature between 2002 and 2006.

     The floating rate Singapore dollar loans consist of two loans of equal amounts. Interest is charged at 2% above the lending bank's first tier savings rate in respect of one loan (3% and 2.5% as of December 31, 2000 and 2001, respectively), and 1% above the arithmetic mean for deposits quoted by specified banks to the lender (3.56% and 3.375% as of December 31, 2000 and 2001, respectively) for the other loan. The loans are repayable in June 2002 and February 2002, respectively.

     The floating rate US dollar loans consist of two loans. The first loan was first put in place on March 12, 1998 and matures on June 30, 2002. The loan is for an amount of $143,200, of which $107,400 and $35,800 is outstanding as of December 31, 2000 and 2001 respectively, and bears interest at 0.5625% above the arithmetic mean of SIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000 and 2001, these rates were 6.81% and 2.625%, respectively. Interest is payable semi-annually in U.S. dollars and principal payments are due in four equal semi-annual installments which commenced December 31, 2000. Borrowings under this facility were initially unsecured. In December 2000, the facility agreement was amended to allow for borrowings to be secured by a charge over a project bank account which was established pursuant to the second loan agreement. Under the terms of the charge, the Company is permitted to use the funds in the project bank account subject to certain restrictions unless an event of default occurs, in which event the Company would no longer be permitted to use the funds.

     The second loan was first put in place on September 28, 2000 and matures on September 28, 2006. The second loan is for an amount of $820,000 of which $30,000 and $149,000 was outstanding as of December 31, 2000 and 2001, respectively, and bears interest at 0.60% to 0.85% (depending on certain criteria relating to wafer starts and debt/equity ratio) above the LIBOR rates for U.S. dollars deposits quoted by specified banks to the lender. As of December 31, 2000 and 2001, this rate was 7.29% and 2.7875%, respectively. Interest is payable semi-annually in U.S. dollars and principal is payable in six equal semi-annual installments commencing March 28, 2004. Borrowings under this facility were secured by a charge over the same project bank account as described above for the first loan, and a fixed charge over a

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES debt service reserve account which was established pursuant to the second loan agreement. The fixed charge over the Company's debt service reserve account will not permit the use of the funds in that account by the Company for as long as the loan remains outstanding.

     On April 2, 2001, the Company issued $575,000 of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes can be converted into the Company's ordinary shares or American Depository Shares ("ADS") at a conversion price of S$6.5170 per ordinary shares (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS; the conversion price and the ratio of ADSs to shares may be subject to adjustment for certain events). The Company may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company's shares or ADS's trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.

     Annual maturities of long-term debts as of December 31, 2001 are as follows:

Payable in year ending December 31,
  2002......................................................   $  198,160
  2003......................................................       60,922
  2004......................................................      102,186
  2005......................................................      102,186
  2006......................................................      648,776
Thereafter..................................................           --
                                                               ----------
                                                               $1,112,230
                                                               ==========

12.  UNUTILIZED CREDIT FACILITIES

     As of December 31, 2001, the Company has unutilized banking facilities of approximately $755,499 for short-term advances, term loans and bankers' guarantees and an unutilized facility with ST of approximately $100,000.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

13.  ACCRUED OPERATING EXPENSES

     Accrued operating expenses at December 31, 2000 and 2001 consist of the following:

                                                                2000       2001
                                                              --------   --------
Accrual for employee bonuses and related expenses...........  $ 78,988   $ 49,717
Accrual for vacation liability..............................     4,921         28
Accrual for technology costs (see Note 23(f))...............    11,339     10,398
Unbilled raw materials......................................    43,721     37,969
Accrual for interest costs..................................     7,317      9,210
Accrual for warranty liability..............................     4,421      4,895
Accrual for research and development cost (see Note
  23(b))....................................................    28,428     16,675
Accrual for loss on licensing agreement (see Note 23(f))....     6,570      6,570
Accrual for cancellation of contracted capital expenditure
  charges...................................................     3,500     14,314
Others......................................................    16,135      3,859
                                                              --------   --------
                                                              $205,340   $153,635
                                                              ========   ========
Movements in accrual for technology costs are as follows:

                                                           1999      2000      2001
                                                          -------   -------   -------
Beginning...............................................  $ 7,853   $12,126   $11,339
Utilized in year........................................       --    (3,319)   (2,371)
Charge for the year.....................................    4,273     2,532     1,430
                                                          -------   -------   -------
Ending..................................................  $12,126   $11,339   $10,398
                                                          =======   =======   =======

14.  OTHER CURRENT LIABILITIES

     Other current liabilities at December 31, 2000 and 2001 consist of the following:

                                                               2000      2001
                                                              -------   -------
Obligations payable under technology license agreements (see
  note 7)...................................................  $ 7,100   $ 6,000
Customer deposits (see note 15).............................    5,000     5,000
Derivative instruments (see note 26)........................       --     6,476
Others......................................................    6,220     5,416
                                                              -------   -------
                                                              $18,320   $22,892
                                                              =======   =======

15.  CUSTOMER DEPOSITS

     Deposits are received from customers to secure the allocation of agreed levels of wafer capacity. These non-interest bearing deposits are refundable at the end of the agreed period of such allocated capacity, typically within three to five years.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

16.  OTHER LIABILITIES

     Other liabilities at December 31, 2000 and 2001 consist of the following:

                                                               2000      2001
                                                              -------   -------
Obligations payable under technology license agreements.....  $ 6,000   $    --
Deferred grants (see below).................................    3,011     1,316
Deferred gain on forward contracts..........................    8,659        --
Derivative instruments (see note 26)........................       --    23,701
                                                              -------   -------
                                                              $17,670   $25,017
                                                              =======   =======

     The Company has obtained approval for funding of certain research and development projects from the Economic Development Board of Singapore ("EDB"), under the Research and Development Assistance Scheme ("RDAS") administered by EDB. The program provides for funds to be disbursed to the Company over the terms of the projects. Amounts received for asset-related grants are deferred and recognized in other income over the life of the related asset.

17.  INCOME TAXES

     The Company has been granted pioneer status under the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore (the "Act"), for sub-micron technology manufacturing in three of its fabs, effective for ten years from July 1, 1996, January 1, 1998, and one for which the date of commencement has not been determined.

     During the pioneer status period, the Singapore-resident income from pioneer trade is exempt from income tax, subject to compliance with the conditions stated in the certificate and the Act. Income derived from non-pioneer trade during the pioneer period, however, is subject to income tax at the prevailing enacted rate of tax.

     In addition, three fabs have been granted post-pioneer status, which entitles them to a concessionary tax rate of 10% for five years after the expiration of their pioneer status in 2006, 2008 and one for which the date of commencement of post-pioneer period has not been determined. The Company has also received in-principle approval from EDB for the post-pioneer status for one of its fabs, which entitles it to a concessionary tax rate of 10% for five years after the expiration of its pioneer status on December 31, 2000. The concessionary tax rate is subject to compliance with conditions stated in the post-pioneer certificate and the Act.

     The tax-exempt profits arising from the pioneer trade can be distributed as tax-exempt dividends which are not subject to Singapore income tax in the hands of the holders of ordinary shares. Losses arising in the pioneer status period are available for carryforward to be offset against profits arising in subsequent periods, including profits arising after the pioneer status period. Pioneer loss carryforwards are available indefinitely, subject to more than 50% of the Company's equity staying with the same shareholders from the incurrence of the tax loss to its utilization. Pioneer loss carryforwards are determined on a fab-by-fab basis. As of December 31, 2001, the Company has pioneer loss carryforwards of $38,808 and unutilized property, plant and equipment related wear and tear allowances carryforwards of $209,648. Since profits during the pioneer status period are not taxable and all such pioneer loss carryforwards as of December 31, 2001 are expected to reverse within the pioneer status period, no deferred tax assets related to such carryforwards have been recognized.

     The income tax expense for the years ended December 31, 1999, 2000 and 2001 represents income tax payable on non-pioneer trade income, principally interest income and rental income from SMP.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Income tax expense consists of the following:

                                                            1999     2000      2001
                                                           ------   -------   -------
Current..................................................  $1,963   $19,419   $16,127
Deferred.................................................     168      (715)   (1,883)
                                                           ------   -------   -------
Total....................................................  $2,131   $18,704   $14,244
                                                           ======   =======   =======

     Included in other non-current assets are $787 and $2,671 of net deferred tax assets as of December 31, 2000 and 2001 which primarily relate to the difference in the tax and book basis of property, plant and equipment.

     A reconciliation of the expected tax expense computed by applying statutory rates to pre-tax income (loss) to the actual tax expense is as follows:

                                                        1999       2000       2001
                                                       -------   --------   ---------
Income taxes computed at Singapore statutory tax rate
  of 24.5% (2000: 25.5%, 1999: 26%)..................  $(9,872)  $ 56,080   $(108,373)
Permanent non-deductible expenses....................    9,220     28,392      48,039
Pioneer status relief................................   (4,769)   (64,486)         --
Pioneer losses and allowances not recognized as
  deferred benefit...................................       --         --      75,536
Effect of pioneer status of equity investee..........    8,531     (1,935)        667
All other items, net.................................     (979)       653      (1,625)
                                                       -------   --------   ---------
Income tax expense...................................  $ 2,131   $ 18,704   $  14,244
                                                       =======   ========   =========

18.  SHARE CAPITAL

     The Company's authorized share capital at December 31, 2001 comprised 3,076,923,079 ordinary shares of Singapore dollars S$0.26 par value each.

     Share capital at December 31, 2000 and 2001 consists of the following:

                                                                2000       2001
                                                              --------   --------
Issued share capital........................................  $218,732   $219,319
Capital reduction (see below)...............................    61,161     61,161
                                                              --------   --------
                                                              $279,893   $280,480
                                                              ========   ========

     On November 6, 1992, the Company reorganized its paid-up share capital by the extinguishment of accumulated losses of $61,161 against the paid-up share capital in a capital reduction sanctioned by the High Court of Singapore. The capital reduction does not qualify as a quasi-reorganization under US GAAP and accordingly has not been reflected in the financial statements.

     On September 13, 1999, the Company restructured its share capital with the issuance of one additional fully paid A ordinary share for every 20 partly-paid A ordinary shares and the cancellation of 20 partly-paid A ordinary shares. This was approved by the High Court of Singapore on September 30, 1999. On October 14, 1999, the Company merged the A ordinary shares and B ordinary shares into one class of ordinary shares and effected a share split which resulted in each ordinary share with a par value of S$0.4888 being sub-divided into 1.88 ordinary shares with a par value of S$0.26 each.

     All share and per share amounts have been presented herein to reflect the impact of this capital restructuring.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Under Singapore law, all increases in share capital (including rights issues) require shareholders' approval. Singapore law does not provide for the issue of shares of no par value and, except with court approval, prohibits the issue of shares at a discount to par value.

19.  ADDITIONAL PAID-IN CAPITAL

     Additional paid-in capital as of December 31, 2000 and 2001 represents principally the excess of proceeds received from issues of share capital (net of the costs of issue) over the par value of shares issued, which under Singapore law must be credited to the share premium account. The share premium may only be applied in paying up unissued shares to be issued to shareholders, paying up in whole or in part the balance unpaid on shares in issue, in writing off preliminary expenses and share and debenture issue expenses and by provision for premiums payable on the redemption of redeemable preferred shares. The share premium account had a balance of $1,750,895 as of December 31, 2001.

20.  RETAINED DEFICIT

     Singapore law allows dividends to be paid only out of profits of the Company. Shareholders of ordinary shares are not liable for Singapore income tax on dividends paid by the Company out of its tax exempt profits from pioneer activities.

     Distributions of profits from non-pioneer activities which has been subject to income tax are paid with a franking tax credit which Singapore tax-resident shareholders can apply as a prepayment of income tax on the dividend. Shareholders who are not tax-resident in Singapore are not liable for further Singapore income tax.

21.  BUSINESS SEGMENT DATA AND MAJOR CUSTOMERS

     The Company operates in a single reportable segment, providing wafer foundry services. All of the Company's products are manufactured in Singapore.

     The following table presents revenues by country of domicile of customer:

                                                        1999        2000        2001
                                                      --------   ----------   --------
USA.................................................  $477,213   $  681,301   $308,093
Taiwan..............................................    98,842      136,494     75,977
France..............................................    25,844       89,823     27,451
Japan...............................................    20,338       48,309     27,485
Sweden..............................................    51,015      110,201         --
Netherlands.........................................     5,042       34,092      2,996
Germany.............................................       372        8,108      9,824
Others..............................................    15,592       25,776     10,830
                                                      --------   ----------   --------
                                                      $694,258   $1,134,104   $462,656
                                                      ========   ==========   ========

     Revenues from major customers, as a percentage of total revenue, were as follows:

                                                              1999    2000    2001
                                                              -----   -----   -----
Customer A..................................................   11.1%   12.9%   21.0%
Others......................................................   88.9    87.1    79.0
                                                              -----   -----   -----
                                                              100.0%  100.0%  100.0%
                                                              =====   =====   =====

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     The top five customers of the Company accounted for 38%, 42% and 43% of the Company's net revenue in the years ended December 31, 1999, 2000 and 2001, respectively.

     As a result of such concentration of the customer base, loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products sold to any of these customers could materially and adversely affect the Company's results of operations or financial position.

22.  RELATED PARTY TRANSACTIONS

     (A) ST

     ST, one of Singapore's largest industrial conglomerates, is indirectly wholly-owned by the government of Singapore. The Company transacts business with ST and its affiliates in the normal course of their respective businesses, including ST Assembly Test Services Ltd ("STATS").

     In addition to the transactions with related parties disclosed in Note 11 and Note 12, the Company had the following significant transactions with related parties:

                                                           1999      2000      2001
                                                          -------   -------   -------
ST
  Management fees.......................................  $ 3,820   $ 4,295   $ 4,012
  Reimbursement of expenses incurred on behalf of the
     Company............................................    6,496    18,579    18,281
  Rental for leasehold land.............................    2,615     1,849     1,916
Affiliates of ST
  Services purchased from STATS.........................   33,905    29,560     9,209
  Other services purchased..............................    7,593       599     1,682
  Net revenue from CSP..................................   59,031        --        --
  Property, plant and equipment purchased...............      588       606        22
  Building construction costs...........................      126       681       105
  Interest expense......................................       95        --        --
  Interest income.......................................    2,839    26,983    20,213

     The fabs of the Company are built on land held on long-term operating leases from entities controlled by the government of Singapore. Fab 1 is built on land leased by the Company from Technology Parks Pte Ltd ("TPPL"), a private company wholly-owned by Jurong Town Corporation ("JTC"), under a long-term lease which expires in 2017, with an option, subject to certain conditions, to extend by another 30 years. JTC is a statutory board established by the Singapore government to develop and manage industrial estates in Singapore.

     Fabs 2, 3, 5 (occupied by SMP), 6 (occupied by CSP) and 7 occupy land leased by ST from JTC. The Company has entered into sub-leases with ST in respect of the underlying land for the entire term of the lease between ST and JTC. The leases expire at different dates between 2024 and 2030 with an option, subject to certain conditions, to extend for another 30 years.

     Rental rates on JTC and TPPL leases are subject to revisions at market rates at periodic intervals in accordance with the rental agreements, with such increases generally capped at 4% to 10% per annum.

     ST provides management and corporate services to the Company. Management fees and expenses incurred on behalf of, or allocated to, the Company by ST are charged to the Company. Under a service agreement dated November 1, 1999, annual management fees are payable for the provision of specified

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES services on mutually agreed terms which the Company believes approximates the cost of providing those services. Fees are also payable as a proportion of revenues for affiliation and network benefits. In addition, fees are payable as a percentage of guarantees and similar financial support provided. Prior to November 1, 1999, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll.

     Short-term financing is also provided by ST to the Company (generally on 3 to 6 months renewable basis) using ST's cost competitive corporate banking advantage in the banking community. Surplus funds are placed with ST from time to time. Advances to and from ST bear interest at rates comparable to rates offered by commercial banks in Singapore. The Company also participates with ST in a cash management program managed by a bank. Under the program, cash balances are pooled and daily cash surpluses or shortfalls may, on a short-term basis, be lent to or borrowed from other ST affiliates participating in the arrangement at prevailing inter-bank rates.

     Tritech Microelectronics Ltd ("Tritech"), an ST affiliate and a fabless designer of semiconductor products, was previously a major customer of the Company. Sales to Tritech were made on substantially the same terms as those available to third parties for similar products and volumes committed. The Company has not made sales to Tritech since it was placed under judicial management on July 2, 1999. Tritech commenced winding-up proceedings on October 15, 1999 and is currently in compulsory liquidation.

     At December 31, 2000 and 2001, there were the following amounts due from or to ST and its affiliates.

                                                               2000      2001
                                                              -------   ------
Amounts due from ST affiliates
  Accounts receivable
     Trade..................................................  $    23   $1,070
     Others.................................................      759      177
                                                              -------   ------
                                                              $   782   $1,247
                                                              =======   ======
Amounts due to ST
  Other current liabilities.................................  $ 1,581   $1,658
Amounts due to ST affiliates
  Accounts payable, trade...................................    9,318    3,681
  Other current liabilities.................................      806    1,218
                                                              -------   ------
                                                              $11,705   $6,557
                                                              =======   ======

  (B) CSP AND SMP

     The Company provides management and corporate support services including accounting, financial, sales and marketing services, to CSP and SMP and allocates a portion of its costs to CSP and SMP. Such recharges to CSP and SMP amounted to $19,684, $7,038 and $6,685 in the years ended December 31, 1999, 2000 and 2001, respectively (inclusive of charges to CSP through October 1, 1999). The Company is also committed to purchase a specified percentage of SMP's output or compensate SMP for any costs it incurs in connection with unused capacity arising from such specified percentage not purchased (see note 6).

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     SMP leases its fab from the Company, under a long-term lease agreement which expires in 2008. The rental income from SMP for the years ending December 31, 1999, 2000 and 2001 was $11,849, $13,011 and $14,804, respectively.

     The Company bought plant and equipment of $nil, $nil and $2,661 from SMP during 1999, 2000 and 2001, respectively. The Company also sold plant and equipment of $6,824, $23,331 and $17,338 to SMP during 1999, 2000 and 2001, respectively. The losses on the sales were immaterial.

     The Company bought $6,641, $10,615 and $10,601 of such processed wafers from SMP for the years ending December 31, 1999, 2000 and 2001, respectively.

  (C) LEASES

     Rental expense for land leased from ST for the years ended December 31, 1999, 2000 and 2001 was $2,615, $1,849 and $1,916, respectively.

     Minimum future rental payments on non-cancellable operating leases of land from ST as of December 31, 2001 are as follows:

Payable in year ending December 31,
  2002......................................................   $ 2,333
  2003......................................................     3,088
  2004......................................................     3,088
  2005......................................................     3,088
  2006......................................................     3,088
  Thereafter................................................    60,048
                                                               -------
                                                               $74,733
                                                               =======

23.  COMMITMENTS AND CONTINGENCIES

  (A) LEASES

     Rental expense, excluding amounts payable to ST disclosed in Note 22, for the years ended December 31, 1999, 2000 and 2001 was $2,163, $2,907 and $5,236,
respectively.

     Minimum future rental payments on non-cancellable operating leases excluding amounts payable to ST disclosed in Note 22(c), as of December 31, 2001, are as follows:

Payable in year ending December 31,
  2002......................................................   $ 4,308
  2003......................................................     2,441
  2004......................................................     1,765
  2005......................................................     1,665
  2006......................................................     1,672
  Thereafter................................................     2,757
                                                               -------
                                                               $14,608
                                                               =======

  (B) TECHNOLOGY PARTNER AGREEMENT

     In addition to the technology license agreements described in Note 7, the Company has entered into an agreement with a technology partner under which the Company is required to allocate wafer capacity,

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES as part of the consideration for the process technology the partner transferred and licensed to the Company. The agreement will expire in 2002.

     The Company has also entered into an agreement with a technology partner to jointly invest $700,000 over the next five years to develop manufacturing technologies for future generations of integrated circuits targeted at high-growth communications markets. The joint development agreement commenced on July 31, 2000 and expires upon the successful completion of the project.

     The Company has been billed for its allocable share of these costs which are included in research and development expenses. The Company had accrued $28,428 and $16,675 of research and development expenses related to this project as of December 31, 2000 and 2001, respectively.

  (C) SUBSCRIPTION AND PARTICIPATION AGREEMENTS

     The Company entered into subscription and participation agreements with seven customers (the "Equity Investor Customers"), a technology partner and an investor to raise equity for the establishment of a fab. Under the agreements, the Equity Investor Customers, technology partner and the investor subscribed for shares with the right to subscribe for new shares pro-rata to their interest in the Company. The subscription and participation agreements were terminated on November 5, 1999.

     The Company is committed to provide the Equity Investor Customers and technology partner with rights to wafer capacity first granted under those agreements through August 2005.

  (D) DEPOSIT AGREEMENTS

     The Company entered into deposit and supply agreements with several customers under which the customers are required to maintain deposits with the Company to secure wafer capacity. As of December 31, 2001, deposits held by the Company amounted to $46,281. These agreements, expiring on May 31, 2003 and December 31, 2003, require the Company to make available capacity to customers over the terms of the agreements.

  (E) CAPITAL EXPENDITURE

     The Company had the following capital commitments as of December 31, 2000 and 2001:

                                                                2000       2001
                                                              --------   --------
Contracts for capital expenditure...........................  $801,874   $263,644

  (F) CONTINGENCIES

     As is typical in the semiconductor industry, the Company has from time to time received communications from third parties asserting patents that cover certain of the Company's technologies and alleging infringement of certain intellectual property rights of others. The Company has acquired certain technology licenses for use in its business and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to its results of operations in the periods presented, the estimated costs of obtaining such licenses for third party technology. The amounts accrued were $11,339 and $10,398 as of December 31, 2000 and 2001, respectively. No assurance can be given that such accruals are adequate.

     During 2000, the Company accrued a liability and recorded a charge of $11,570, of which $5,000 had been paid up as of December 2001, to other operating expenses for the estimated loss incurred on a

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss was charged to results of operations as the Company does not expect to derive value from the payments in future periods. The Company does not anticipate additional charges in the future related to this matter. The amount accrued as of December 31, 2001 was $6,570.

24.  SHARE OPTIONS AND INCENTIVE PLANS

  (A) 1995 OWNERSHIP PLAN

     The Company adopted the Chartered Semiconductor Manufacturing Employees' Share Ownership Plan (the "1995 Ownership Plan") in 1995 and terminated it on September 30, 1999 by converting the total amount paid up on the partly paid shares into an equivalent number of fully paid shares, and the unpaid subscription amounts into 1999 Option Plan options. The plan was administered by a committee nominated by the directors and provided for the grant of options to employees and directors of the Company and certain of its affiliates. The exercise period of the options was 30 days and the subscription price for each share which could be purchased upon exercise of the options was determined by the committee but could not be less than Singapore dollars S$0.80. The subscription price was payable in installments, the first installment of 5% of the subscription price being payable upon exercise of the option, the second installment of 95% of the subscription price being payable over a period between the second and fifth years following the date the option is granted, however, such cumulative second installment due could be deferred and payable at each successive anniversary date. Interest was payable on outstanding installments at 8% per annum, but in 1997, the plan was revised to allow ST to bear all interest on behalf of the employees.

     Where employees failed to pay the second installment within seven years of the date of grant of the option, the employees were required to sell their shares to an ST affiliate at the greater of 5% of the market value of the shares, as determined by the committee, or 5% of the net asset value of the shares. Employees leaving the employment of the Company were entitled to retain those shares which had been fully paid for, while shares not fully paid for were either required to be sold to the ST affiliate or, in certain circumstances, were allowed to be fully paid. Shares which were not fully paid for could not be sold. Shares which were fully paid for were required to be offered to the ST affiliate at the greater of the market value of the shares, as determined by the committee, or net asset value of the shares before they could be sold to any other party.

     The 1995 Ownership Plan was accounted for in accordance with variable plan accounting.

     Total compensation expense (income) recognized for stock-based compensation under the plan for the year ended December 31, 1999 was $8,081.

     Information for December 31, 1999 is as follows:

                                                               1999
                                                              -------
Shares outstanding at beginning of year (in thousands)......   11,436
Shares granted during the year (in thousands)...............       --
Shares fully paid and partly paid shares converted to fully
  paid shares during the year (in thousands)................   (2,894)
Shares cancelled during the year (in thousands).............   (2,626)
Shares converted to 1999 Option Plan (in thousands).........   (5,916)
Shares outstanding at year end (in thousands)...............       --
Subscription receivable at year end.........................  $    --

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

  (B) 1997 OWNERSHIP PLAN

     The Company adopted the Chartered Semiconductor Manufacturing Employees' Share Ownership Plan 1997 (the "1997 Ownership Plan") in 1997 and terminated it on September 30, 1999 by converting the total amount paid up on the partly paid shares into an equivalent number of fully paid shares, and the unpaid subscription amounts into 1999 Option Plan options. The terms of the 1997 Ownership Plan were substantially similar to the 1995 Ownership Plan except that
(i) interest was not charged on outstanding and unpaid installments and (ii) the cumulative unpaid second installments due could be deferred and paid at each successive anniversary date but were not due until ten years after the date of grant of the option.

     The 1997 Ownership Plan was accounted for in accordance with variable plan accounting.

     Total compensation expense (income) recognized for stock-based compensation under the plan for the year ended December 31, 1999 was $2,922.

     Information for December 31, 1999 is as follows:

                                                               1999
                                                              -------
Shares outstanding at beginning of year (in thousands)......    4,021
Shares granted during the year (in thousands)...............    2,526
Partly paid shares converted to fully paid shares during the
  year (in thousands).......................................     (327)
Shares cancelled during the year (in thousands).............     (937)
Shares converted to 1999 Option Plan (in thousands).........   (5,283)
Shares granted pending issuance at year end (in
  thousands)................................................       --
Shares outstanding at year end (in thousands)...............       --
Subscription price for shares issued in 1999 at.............  $  0.55
Weighted average grant date fair value of shares............  $  1.05
Subscription receivable at year end.........................  $    --

     The fair value of option grants was estimated using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0% and expected lives of 10 years. The weighted average expected volatility used for option grants was 71.0% in 1999. The weighted average risk free interest rate used was 5.52% in 1999.

  (C) 1999 OPTION PLAN

     Effective March 30, 1999, the Company adopted the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999 (the "1999 Option Plan") which provides for a maximum of 107 million shares (subject to adjustment under the plan) to be reserved for option grants. This amount was subsequently revised to 197 million shares in May 2001. Options granted under the plan may include nonstatutory options as well as incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

     The plan is administered by a committee appointed by the directors. Employees, outside directors and consultants are eligible for the grant of options except for (i) employees of affiliates and SMP, and outside directors and consultants, who are not eligible for the grant of incentive stock options;
(ii) employees, outside directors and consultants of affiliates resident in the United States, who are not eligible for the grant of options; and (iii) employees of SMP resident in the United States, who are not eligible for the grant of options.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     The exercise price of an incentive stock option is the fair market value of the shares at the date of the grant. In certain circumstances, the exercise price may be higher than the fair market value but in no event will the exercise price be below the par value of the share.

     Option periods do not exceed 10 years from the date of grant. Upon leaving the employment of the Company, outstanding options remain exercisable for a specified period.

     Information on options granted is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              OPTIONS    PRICE
                                                              -------   --------
Outstanding at January 1, 1999 (in thousands)...............       --    $  --
Granted (in thousands)......................................   25,208    $1.52
Conversion from 1995 and 1997 Ownership Plans (in
  thousands)................................................   11,199    $0.78
Exercised (in thousands)....................................   (2,630)   $0.79
                                                              -------
Outstanding at December 31, 1999 (in thousands).............   33,777    $1.33
Granted (in thousands)......................................   39,739    $8.12
Exercised (in thousands)....................................  (11,013)   $1.05
Lapsed (in thousands).......................................   (2,433)   $4.70
                                                              -------
Outstanding at December 31, 2000............................   60,070    $5.74
Granted (in thousands)......................................   25,612    $2.75
Exercised (in thousands)....................................   (4,065)   $1.17
Lapsed (in thousands).......................................   (6,608)   $6.29
                                                              -------
Outstanding at December 31, 2001............................   75,009    $4.91
Exercisable at end of year (in thousands)...................   16,433    $4.61
                                                              =======

     Weighted average fair values of options granted in 1999, 2000 and 2001 were $1.26, $5.54 and $2.33 respectively.

     The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
---------------------------------------------------------------------   -------------------------
                                                WEIGHTED
                                                 AVERAGE     WEIGHTED                    WEIGHTED
RANGE                             NUMBER        REMAINING    AVERAGE        NUMBER       AVERAGE
OF EXERCISE                   OUTSTANDING AT   CONTRACTUAL   EXERCISE    EXERCISABLE     EXERCISE
PRICES                          12/31/2001        LIFE        PRICE       12/31/2001      PRICE
-----------                   --------------   -----------   --------   --------------   --------
                              (IN THOUSANDS)                            (IN THOUSANDS)
$0.54 to $0.81..............       5,811        6.2 years     $0.60          3,434        $0.62
$2.00 to $2.86..............      34,925        8.5 years     $2.53          5,190        $2.00
$6.81.......................      19,521        8.3 years     $6.81          4,399        $6.81
$9.74.......................      14,752        7.8 years     $9.74          3,410        $9.74
                                  ------                                    ------
                                  75,009                                    16,433
                                  ======                                    ======

     The options vest over one to five years and expire on dates ranging from October 2004 to October 2009. The 1999 Option Plan is accounted for in accordance with fixed-plan accounting under APB 25 and

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES related interpretations. Total compensation expense recognized for 1999, 2000 and 2001 totalled $9,091, $2,778 and $763, respectively.

     The fair value of the option grants are estimated using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 2000 and 2001.

                                         1999           2000                2001
                                       --------  ------------------  ------------------
Risk free interest rate..............      6.1%    5.907% to 6.457%    4.705% to 4.854%
Expected volatility..................     60.6%  73.152% to 79.258%  81.130% to 90.540%
Expected lives.......................  10 years       5 to 10 years       5 to 10 years
Dividend yield.......................        NA                  NA                  NA

     Options of 451,920, 2,224,300 and 1,526,000 shares of the Company were granted to employees of SMP in 1999, 2000 and 2001, respectively. SMP bears the stock-based compensation charge in respect of these options.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income (loss) would have been reduced or increased to the pro forma amounts indicated below:

                                                        1999       2000       2001
                                                      --------   --------   ---------
Net income (loss)
  As reported.......................................  $(32,619)  $244,766   $(383,952)
  Pro forma.........................................  $(26,186)  $180,218   $(461,769)
Basic net income (loss) per share
  As reported.......................................  $  (0.03)  $   0.18   $   (0.28)
  Pro forma.........................................  $  (0.03)  $   0.13   $   (0.33)
Diluted net income (loss) per share
  As reported.......................................  $  (0.03)  $   0.18   $   (0.28)
  Pro forma.........................................  $  (0.03)  $   0.13   $   (0.33)

25.  FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                     2000                    2001
                                             ---------------------   ---------------------
                                             CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                              AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
ASSET/(LIABILITY)                            --------   ----------   --------   ----------
-----------------                               $           $           $           $
Long-term debt, excluding 2.5% senior
  convertible notes........................  (582,463)   (587,743)   (526,775)   (526,981)
2.5% senior convertible notes..............        --          --    (585,455)   (580,348)
Technology obligations payable.............    (6,000)     (5,545)         --          --
Forward foreign exchange contracts.........    (3,273)     12,622      (8,734)     (8,734)
Cross currency swap........................    (5,059)     (8,333)    (19,339)    (19,339)
Interest rate swap.........................        --          --      (2,104)     (2,104)

     Cash and cash equivalents, amounts owing from and to ST and affiliates, accounts receivable and accounts payable. The carrying amounts approximate fair value in view of the short term nature of these balances.

     Long-term debt. The fair value is based on current interest rates available to the Company for issuance of debts of similar terms and remaining maturities.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Technology obligations payable. The fair value is based on the present value of future payment obligations discounted at current market rates.

     Forward foreign exchange contracts. The fair value is estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

     Cross currency swap. The fair value is estimated by obtaining quotes from brokers.

     Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

26.  DERIVATIVE INSTRUMENTS

     The Company had the following notional amounts of derivative instruments as of December 31, 2000 and 2001:

                                                                2000       2001
                                                              --------   --------
Forward foreign exchange contracts to hedge:
  -- Singapore dollar debt..................................  $342,885   $232,269
  -- plant and equipment purchases (mainly Japanese yen)....    56,973         --
  -- Japanese yen capital lease obligations.................     5,498         --
Cross currency swap.........................................   129,487    122,895
Convertible notes interest rate swap........................        --    200,000
                                                              --------   --------
                                                              $534,843   $555,164
                                                              ========   ========

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments principally to manage identified foreign currency risks resulting from its Singapore dollar denominated debt and, to a lesser extent, its foreign currency purchase commitments which are denominated principally in Japanese yen. The Company uses foreign currency forward contracts to manage these risks and has designated them as foreign currency cash-flow hedges. The Company uses foreign currency forward contracts which match the terms of the individual foreign currency exposures and, as a result, any ineffectiveness of the Company's hedges is negligible. Amounts included in other comprehensive income related to hedges of Singapore dollar denominated debt are reclassified into earnings in amounts equal to the transaction gain or loss resulting from the remeasurement of the debt into U.S. dollars. The amounts reclassified into earnings are included in foreign exchange gain (loss). Amounts included in other comprehensive income related to hedges of foreign currency purchase commitments are reclassified into earnings (cost of revenue) when the asset related to the purchase commitment is depreciated. The maximum term over which the Company is hedging exposures to the variability of cash flows for currency exchange rates risk is 6 years. During 2001, a loss of $1,819 related to SMP, an equity affiliate, was reclassified from other comprehensive income to equity in loss of SMP because it became probable that the original forecasted transaction would not occur in the near term.

     During the year, the Company has also entered into an interest rate swap contract to hedge the fixed-rate interest obligations associated with $200,000 of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates. The Company has designated this interest rate swap contract as a fair-value hedge.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

     Most of the Company's derivatives are formally designated as cash flow foreign currency hedges and fair value hedges. However, certain derivative instruments are not designated as part of a hedging relationship. These consist primarily of foreign currency forward contracts related to groups of forecasted foreign currency denominated purchases of fixed assets. While the Company expects these derivatives to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. Gains and losses on these instruments are included in foreign exchange gain (loss).

     The components of other comprehensive income (loss) related to derivative and hedging activities for the year ended December 31, 2001 are as follows:

                                                                 2001
                                                               --------
Cumulative effective-type-adjustment at January 1, 2001,
  net.......................................................   $  8,144
Reclassifications into earnings.............................     (1,476)
Net changes associated with current period hedging
  transactions..............................................    (15,617)
Share of other comprehensive loss of SMP....................     (1,889)
                                                               --------
Balance at December 31, 2001................................   $(10,838)
                                                               ========

     For the year ended December 31, 2000, prior to the adoption of SFAS No. 133, foreign currency forward contracts used to hedge payables are carried at market value and are recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of these agreements were deferred, and included in the basis of the hedged asset upon purchase. Foreign currency forward contracts used to hedge anticipated plant and equipment purchases were not recognized in the financial statements. Foreign currency forward contracts used to hedge Singapore dollar denominated debt obligations were carried at market value and were recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in the market values of these agreements were deferred, and included in the basis of the hedged debt. The cross currency swap contract used to hedge the principal and interest obligations associated with a Singapore dollar debt with the effect of redenominating it to U.S. dollars was carried at market value and was recorded as other assets or other liabilities in the accompanying consolidated balance sheet. Changes in market values of this contract were deferred and included in the basis of the hedged debt.

     By using derivative instruments to hedge exposures to changes in foreign currency rates and interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

     Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by continually identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES

27.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     The components of accumulated other comprehensive loss at December 31, 2000 and 2001 are as follows:

                                                               2000      2001
                                                              -------   -------
Currency translation loss...................................  $52,696   $52,718
Derivative and hedging activities including cumulative
  effect-type-adjustment....................................       --    10,838
                                                              -------   -------
                                                              $52,696   $63,556
                                                              =======   =======

PROSPECTUS

                                 $4,000,000,000

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                                DEBT SECURITIES
                                ORDINARY SHARES
                               PREFERENCE SHARES
                                    WARRANTS

                             ---------------------

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. This means:

     - we may issue the debt securities, ordinary shares (directly or in the form of American Depositary Shares, or ADSs), preference shares, and warrants covered by this prospectus from time to time;

     - ordinary shares (directly or in the form of ADSs) may also be offered by the selling shareholders under this prospectus from time to time. Please see "Selling Shareholders" and "Plan of Distribution" for more information about the selling shareholders;

     - we will provide a prospectus supplement each time we issue or the selling shareholders sell the securities; and

     - the prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus.

     Of the $4,000,000,000 of securities covered by this prospectus:

     - we may issue securities from time to time up to a total dollar amount of $3,000,000,000; and

     - the selling shareholders may sell ordinary shares (directly or in the form of ADSs) from time to time up to a total dollar amount of $1,000,000,000.

     You should read this prospectus and any prospectus supplement carefully before you invest. Our ordinary shares are listed on the Singapore Exchange Securities Trading Limited under the symbol "Chartered" and our ADSs are quoted on the Nasdaq National Market under the symbol "CHRT".

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 IN THIS PROSPECTUS.

     Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                    This Prospectus is dated March 19, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                               TABLE OF CONTENTS

SECTIONS                                                      PAGE
--------                                                      ----
Table Of Contents...........................................    i
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Incorporation By Reference..................................    2
Chartered Semiconductor Manufacturing Ltd...................    3
Recent Developments.........................................    3
Forward-Looking Statements..................................    5
Risk Factors................................................    6
Use Of Proceeds.............................................   18
Ratio Of Earnings To Fixed Charges..........................   19
Description Of Debt Securities..............................   19
Description Of Ordinary Shares..............................   27
Description Of American Depositary Shares...................   30
Description Of Preference Shares............................   37
Description Of Warrants.....................................   38
Selling Shareholders........................................   38
Plan Of Distribution........................................   39
Legal Matters...............................................   41
Experts.....................................................   41

                             ABOUT THIS PROSPECTUS

     This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000. In addition, under the shelf process, one or more selling shareholders may from time to time sell ordinary shares (directly or in the form of ADSs) described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

     This prospectus provides you with a general description of the securities we or the selling shareholders may offer. Each time we or the selling shareholders sell securities we or the selling shareholders will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information".

     The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information".

     When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. Neither we, the selling shareholders nor any underwriters or agents have authorized anyone to provide you with different information. Neither we nor the selling shareholders are offering the securities in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this document to "Chartered," "our company," "we," "our" and "us" refer to Chartered Semiconductor Manufacturing Ltd, a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to "Singapore dollars and "S$" in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to "U.S. dollars," "dollars," "$" and "US$" in this document, we are referring to United States dollars, the legal currency of the United States. For your convenience, we have included in this document translations of some Singapore dollar amounts into U.S. dollar amounts based on an exchange rate of S$1.7470 to US$1.00 as of September 30, 2000. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollar or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form F-3 (Registration No. 333-56878) with respect to the securities we and the selling shareholders are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we and the selling shareholders are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     Our SEC filings, including the registration statement, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York; and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any future filings made by us with the SEC (except for our future filings on Form 6-K which will only be incorporated by reference into this document if we state in such filings that they are being incorporated by reference into this document) until we and the selling shareholders sell all of the securities covered by this prospectus:

     - our annual report on Form 20-F for the fiscal year ended December 31, 1999 filed with the SEC on March 20, 2000 and the Amendment thereto filed with the SEC on March 22, 2000.

     - our reports on Form 6-K filed with the SEC on:

        - April 7, 2000;

        - April 14, 2000;

        - April 18, 2000;

        - May 15, 2000;

        - May 25, 2000;

        - May 31, 2000;

        - June 30, 2000;

        - July 21, 2000;

        - July 25, 2000;

        - August 14, 2000;

        - August 25, 2000;

        - September 1, 2000;

        - September 28, 2000;

        - October 20, 2000;

        - October 27, 2000;

        - November 6, 2000;

        - November 14, 2000;

        - November 20, 2000;

        - December 6, 2000;

        - December 14, 2000;

        - December 28, 2000;

        - January 30, 2001;

        - February 20, 2001;

        - February 28, 2001; and

        - March 2, 2001

     - our registration statement on Form 8-A filed with the SEC on October 26, 1999.

     We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Chartered Semiconductor Manufacturing Ltd, 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department; telephone number: (65) 362-2838.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

     Chartered is one of the world's leading independent semiconductor foundries. We provide comprehensive wafer fabrication services and technologies to semiconductor suppliers and manufacturers of electronic systems. We focus on providing foundry services to customers that serve high-growth, technologically advanced applications, including communications applications such as wireless, Gigabit Ethernet, ATM and ADSL. Our top five customers for the year 2000 were Agilent Technologies, Ericsson, Broadcom, ST Microelectronics and Conexant.

     We currently own, or have an interest in, five fabrication facilities, all of which are located in Singapore. In addition, we have recently completed a substantial portion of the construction of our sixth fab, Fab 7. We have service operations in 11 locations and in seven countries in North America, Europe and Asia. We were incorporated in Singapore in 1987. As of February 28, 2001, we were approximately 60.8% owned by Singapore Technologies, or ST, and its affiliate. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.

     Our principal executive and registered offices are located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406. Our telephone number is (65) 362-2838. Our internet address is www.charteredsemi.com. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE A PART OF THIS DOCUMENT.

                              RECENT DEVELOPMENTS

     Manufacturing Facilities. As a result of the lower near-term growth outlook in 2001 and the resulting drop in demand for wafers, we have revised our plans for our sixth fab, Fab 7. As revised, our plan is to equip Fab 7 with 300mm manufacturing equipment instead of our original plan of equipping it with 200mm manufacturing equipment. With this change, we expect that Fab 7 will have a longer useful life as it will be equipped with machines capable of fabricating larger-diameter wafers which we expect to be the industry standard of the future. This revised plan will require additional capital expenditure of approximately $1.4 billion for Fab 7, which is 67% higher than our original capital expenditure of $2.1 billion planned for Fab 7, bringing the total capital expenditure for Fab 7 to $3.5 billion. We expect to require additional financing to complete construction and equipping of Fab 7.

     In addition to revising our plans for Fab 7, as a result of the changes in the near-term growth outlook, we have also revised our previous output and capacity projections of our other fabs. The following table reflects our output and wafer-capacity figures as of December 31, 2000 for each of our fabs and the fab of our affiliate, SMP (Fab 5)(except for Fab 7, which is as of March 2001). Fabs 1, 2 and 3 are wholly-owned and operated by our company. Fab 5 is operated by Silicon Manufacturing Partners, or SMP, which we jointly own with Agere Systems Singapore Pte. Ltd., a subsidiary of Agere Systems Inc. (the former Microelectronics Group of Lucent Technologies Inc.). Fab 6 is operated by Chartered Silicon Partners, or CSP, which we jointly own with a subsidiary of Agilent Technologies and EDB Investments. As of March 2001, our expectation is that pilot production will begin at Fab 7, which is wholly-owned and will be operated by our company, in mid 2002. We do not have a Fab 4.

                                                                                             FAB 5             FAB 6
                                       FAB 1             FAB 2             FAB 3            (SMP)(1)          (CSP)(1)
                                  ----------------  ----------------  ----------------  ----------------  ----------------
Production commenced............        1989              1995              1997              1999              2000
Current output(2)...............  29,400 wafers     41,200 wafers     18,800 wafers     15,700 wafers     2,700 wafers per
                                  per month(3)      per month         per month         per month         month
Estimated full capacity(4)......  28,000 wafers     52,000 wafers     26,000 wafers     24,000 wafers     41,000 wafers
                                  per month(3)      per month;        per month;        per month;        per month;
                                                    expected 2002     expected 2002     expected 2002     expected 2003
Wafer size......................  Six-inch          Eight-inch        Eight-inch        Eight-inch        Eight-inch
                                  (150mm)           (200mm)           (200mm)           (200mm)           (200mm)
Process Technologies............  1.2 to 0.5um      0.6 to 0.3um(6)   0.35 to           0.25 to           0.25 to
                                                                      0.22um(6)         0.15um(6)         0.13um(6)
Manufacturing Technologies......  Digital; Analog;  Digital; Analog;  Digital; SRAM;    0.25um Digital;   High
                                  ROM; EEPROM(7)    SRAM; Flash       ROM(7)            BiCMOS; Analog;   Performance,
                                                    Memory(7)                           eSRAM(7)          high-density
                                                                                                          CMOS; high
                                                                                                          density SRAM(7)
Clean room......................  34,000 sq. ft.    109,000 sq. ft.   86,000 sq. ft.    91,000 sq. ft.    123,000 sq. ft.
                                  Class 10; 10,000  Class-1 SMIF(8)   Class-1 SMIF(8)   Class-1 SMIF(8)   Class-1 SMIF(8)
                                  sq. ft. Class-1
                                  SMIF(8)


                                       FAB 7
                                  ----------------
Production commenced............   EXPECTED 2002
Current output(2)...............  --
Estimated full capacity(4)......  30,000 wafers
                                  per month;
                                  expected 2004(5)
Wafer size......................  Twelve-inch
                                  (300mm)
Process Technologies............  0.18um and
                                  Lower(6)
Manufacturing Technologies......  Logic CMOS;
                                  high-density
                                  SRAM(7)
Clean room......................  170,000 sq. ft
                                  Class-1 SMIF(8)

---------------

(1) With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.
(2) Current output is as of December 31, 2000.
(3) Equivalent to 16,610 eight-inch wafers per month for current output and 15,820 eight-inch wafers per month for estimated full capacity. For purposes of estimating full capacity, we have assumed the production of wafers using a certain technology mix. Because we have been producing wafers with a different mix of technology than that previously assumed, we have been exceeding our estimated full capacity for Fab 1.
(4) Estimated capacity is based on our current and anticipated process technology mix, which may vary. Our projections of estimated full capacity have varied from previous projections made in 1999 and 2000 in terms of number of wafers and expected date for achieving full capacity because of recent revisions to our earlier plans, including expansion in production capacity, improvements in wafer technology mix and, in the case of Fab 7, a move towards fabrication of larger-diameter wafers.
(5) Equivalent to 75,000 eight-inch wafers per month.
(6) These manufacturing processes are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(7) ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. BiCMOS means bipolar complementary metal oxide silicon.
(8) Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.

     Increased Foundry Capacity. We intend to expand our production capacity to meet the anticipated needs of our customers. We plan to increase our total production capacity from approximately 94,600 eight-inch equivalent wafers per month in December 2000 to an estimated 183,500 eight-inch equivalent wafers per month (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6) by December 2003. On an aggregate annual basis, we expect our production capacity to increase from an existing capacity of approximately 985,000 eight-inch equivalent wafers in 2000 (which exceeded our earlier projection of 970,000), to approximately 1,250,000, 1,525,000 and 2,000,000 eight-inch equivalent wafers in years 2001, 2002 and 2003, respectively (which figures include 49% of the production capacity of Fab 5 and 100% of the production capacity of Fab 6). Our projections for the years 2001 and 2002 have been revised downwards from previous projections of 1,400,000 and 1,780,000 for 2001 and 2002, respectively, to reflect a more cautious plan in light of the uncertainty in the near-term market outlook. We believe that increasing our foundry capacity is critical to ensuring that we can satisfy our customers' volume requirements as they continue to grow.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and accompanying prospectus supplement contain or incorporate statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as "will likely result", "may", "are expected to", "is anticipated", "estimate", "projected", "intends to", or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in this prospectus and the accompanying prospectus supplement or the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the accompanying prospectus supplement. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

     Important factors that could cause actual results to differ materially from our expectations are discussed under the heading "Risk Factors" below and elsewhere in this prospectus.

                                  RISK FACTORS

     You should consider the following risk factors and other information in this prospectus before deciding to buy our securities.

RISKS RELATED TO OUR FINANCIAL CONDITION

  We have a history of losses and negative cash flows and this may continue.

     Since our inception in 1987, we have incurred significant operating losses and negative cash flows. This was true even in years in which our revenues increased. For example, in 1998, revenue increased 11.3% over 1997 but operating losses were 103.9% higher. The increase in revenue in 1998 was driven by higher shipment volumes but was offset by a 12.0% decline from 1997 in our average selling price of semiconductor wafers, higher production costs on increased volume and under-utilization of capacity at our fabrication facilities. More recently, for the first quarter of 2001, we expect to incur a net loss due to a reduction in revenues and under-utilization of capacity at our fabrication facilities.

     As of December 31, 2000, we had a retained deficit of approximately $33.0 million. We cannot assure you that our operating losses or negative cash flows will not continue or increase in the future or that we will continue to be profitable.

  We need to continuously improve our device yields, maintain high capacity utilization and optimize the technology mix of our semiconductor wafer production to achieve our profit targets.

     The key factors that affect our profit margin are our ability to:

     - continuously improve our device yields;

     - maintain high capacity utilization; and

     - optimize the technology mix of our semiconductor wafer production.

     The term "device yields" means the actual number of usable semiconductor devices on a semiconductor wafer in relation to the total number of devices on the wafer. Our device yields directly affect our ability to attract and retain customers, as well as the price of our services.

     The term "capacity utilization" means the actual number of semiconductor wafers we are processing at a fabrication facility, or fab, in relation to the total number of wafers we have the capacity to process. Our capacity utilization affects our operating results because a large percentage of our operating costs are fixed. For example, in 1996, 1997 and 1998, a worldwide overcapacity of semiconductor wafer supply resulted in lower utilization rates at our fabs. More recently, for the first quarter of 2001, we have experienced under-utilization of capacity at our fabs and estimate that our capacity utilization in the first quarter of 2001 will be in the low 60 percentage range due to lower demand across all of our market segments. This has had a negative effect on our company during such periods. Other factors potentially affecting capacity utilization rates are the complexity and mix of the wafers produced, overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment and fire or natural disaster.

     Because the price of wafers varies significantly, the mix of wafers produced affects revenue and profitability. The value of a wafer is determined by the complexity of the device on the wafer. Production of devices with higher level functionality and greater system-level integration requires more manufacturing steps than the production of less complex devices and commands higher wafer prices.

     If we are unable to continuously improve our device yields, maintain high capacity utilization or optimize the technology mix of our wafer production, we may not be able to achieve our profit targets, in which case the market price of our securities could fall.

  Our operating results fluctuate from quarter-to-quarter which makes it difficult to predict our future performance.

     Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter-to-quarter in the future due to a number of factors, many of which are outside our control. These factors include, among others:

     - the cyclical nature of both the semiconductor industry and the markets served by our customers;

     - changes in the economic conditions of geographical regions where our customers and their markets are located;

     - shifts by integrated device manufacturers, or IDMs, between internal and outsourced production;

     - our customers' adjustments in their inventory;

     - the loss of a key customer or the postponement of an order from a key customer;

     - the rescheduling or cancellation of large orders;

     - our inability to qualify new processes or customer products in a timely manner;

     - the return of wafers due to quality or reliability issues;

     - malfunction of our wafer production equipment;

     - the timing and volume of orders relative to our available production capacity;

     - our ability to obtain raw materials and equipment on a timely and cost effective basis;

     - environmental events or industrial accidents such as fires or explosions;

     - currency and interest rate fluctuations that may not be adequately hedged; and

     - technological changes.

     Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of securities may underperform or fall.

  We expect to incur substantial capital expenditures in connection with our growth plans and may require additional financing that may not be available.

     Our business and the nature of our industry require us to make substantial capital expenditures leading to a high level of fixed costs. We expect to incur significant capital expenditures in connection with our growth plans. For example, we expect to incur approximately $1.2 billion of capital expenditures in year 2001, which represents an increase of more than 20% over year 2000. We also anticipate that from time to time, we will expand and add equipment to increase the capacity of our existing fabs, two of which are jointly-owned with third parties. We expect to require additional financing to complete such equipping. The foregoing capital expenditures will be made in advance of sales. Given the fixed cost nature of our business, we may incur losses if our revenue does not adequately offset the level of our capital expenditures, as occurred in 1997, 1998 and the first three quarters of 1999. Additionally, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our growth plan, our process technology, market conditions, customer requirements, interest rates and other factors.

     In September 2000, CSP, our strategic alliance that owns and operates Fab 6, entered into a credit facility providing for borrowings of $820 million to finance its capital expenditure requirements. The actual amount of debt to be incurred under the facility will be influenced by several factors, including without limitation, the speed and timing of the ramp up of operations at Fab 6, our cash flow position and the need to comply with specified debt-to-equity ratios under the terms of the credit facility.

     We will require additional financing to fund our current growth plan. There can be no assurance that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors. In addition, a substantial portion of our borrowings is guaranteed by our controlling shareholder, ST, and its affiliates. We may not be able to obtain similar credit guarantees from ST in the future.

  We have a high level of debt. If we are unable to make interest and principal payments on our debt, it could seriously harm our company.

     We have now and will continue to have a significant amount of debt. Our high level of debt and the covenants contained in our financing documents could have important consequences to you. For example, they could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to pursue our growth plan;

     - require us to seek the lender's consent prior to paying dividends on our ordinary shares;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

     - limit our ability to incur additional borrowings or raise additional financing.

     We cannot assure you that we will be able to make interest and principal payments on debt incurred in connection with our growth if the average selling prices or demand for our semiconductor wafers are lower than expected.

  Changes in US accounting standards may impact our financial reporting.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000 and became effective for our company on January 1, 2001. The accounting for changes in fair value (i.e. gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Some of our derivative instruments did not qualify for hedge accounting. Although adoption of SFAS No. 133 did not have a material effect on our company's financial position or results of operations as of January 1, 2001, we cannot assure you that future derivative instrument transactions will not have a material effect on our company's financial position or results of operations.

RISKS RELATED TO OUR OPERATIONS

  The cyclical nature of the semiconductor industry and the periodic overcapacity that results from this may seriously harm our company.

     The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production overcapacity, reduced product demand, and rapid erosion of average selling prices. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand, as we and our competitors have done. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. We expect this pattern to be repeated in the future. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Our operating results for 1997 and 1998 were seriously harmed by a downturn in the semiconductor market. Future downturns in the semiconductor industry may be severe and could seriously harm our company. In particular, the combination of a sharp inventory correction in end markets and weakening economic performance, particularly in the U.S., towards the end of 2000 could seriously harm our company.

  A decrease in demand for communications equipment and personal computers may significantly decrease the demand for our services.

     A significant percentage of our sales revenue is derived from customers who use our manufacturing services to make semiconductors for communications equipment and personal computers. Any significant decrease in the demand for communications equipment or personal computers may decrease the demand for our services and could seriously harm our company. In addition, the declining average selling price of communications equipment and personal computers places significant downward pressure on the prices of the components that are used in such equipment. If the average selling prices of communications equipment and personal computers continue to decrease, the downward pricing pressure on components produced by our company may reduce our revenue and therefore reduce our gross profit margin significantly. More recently, the slow down in the economic growth in the U.S. has caused a decline in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S. This may in turn result in downward pricing pressure and the reduction of our revenue and our gross profit margins which could seriously harm our company.

  We depend on a small number of customers for a significant portion of our revenues.

     We have been largely dependent on a small number of customers for a substantial portion of our business. Our top ten customers accounted for 62.3% and 58.8% of our total net revenue in 1999 and 2000, respectively. In 1999, our two largest customers accounted for approximately 11.1% and 7.4% of our total net revenue, respectively, and, in 2000, our two largest customers accounted for 12.9% and 9.7% of our total net revenue, respectively. If you consider our share of revenue from our non-consolidated joint venture, SMP, these percentages are generally higher. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our revenue. We cannot assure you that revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Loss or cancellation of business from, significant changes in scheduled deliveries to, the return of wafers due to quality or reliability issues by, or decreases in the prices of services sold to, any of these customers could seriously harm our company.

  Our customers do not place purchase orders far in advance. Therefore, we do not have any significant backlog.

     Our customers generally do not place purchase orders far in advance. In addition, due to the cyclical nature of the semiconductor industry, our customers' purchase orders have varied significantly from period-to-period. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our net revenue in future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

  We may not be able to implement new technology as it becomes available which may affect our ability to produce advanced products at competitive prices.

     The semiconductor industry is rapidly developing and the technology used is constantly evolving. If we do not anticipate the technology evolution and rapidly adopt new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices. There is a risk that our competitors may adopt new technology before we do, resulting in our loss of market share. If we do not continue to produce the most advanced products at competitive prices, our customers may use the services of our competitors instead of our services, which could seriously harm our company.

  We depend on our technology partners to advance our portfolio of process technologies.

     Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. We intend to continue to advance our process technologies through internal research and development efforts and technology alliances with leading semiconductor vendors. Although we have an internal research and development team focused on developing new semiconductor manufacturing process technologies, we are dependent on our technology partners to advance our portfolio of process technologies. We currently have joint development and technology sharing agreements with Agere Systems Inc. (the former Microelectronics Group of Lucent Technologies Inc.), Agilent Technologies, and a joint development agreement with Ericsson Microelectronics AB, or Ericsson. If we are unable to continue our technology alliances with these partners on mutually beneficial economic terms, or are unable to enter into new technology alliances with other leading semiconductor vendors, we may not be able to continue providing our customers with leading edge process technologies, which could seriously harm our company.

  We depend on our strategic alliances relating to fab 5 and fab 6. Termination of either of these alliances could seriously harm our company.

     We currently have two strategic alliances relating to the operation of Fab 5 and Fab 6. Silicon Manufacturing Partners, or SMP, which operates Fab 5, is jointly-owned with Agere Systems Singapore Pte Ltd. (formerly Lucent Technologies Microelectronics Pte. Ltd.), a subsidiary of Agere Systems Inc. CSP, which owns and operates Fab 6, is jointly-owned with a subsidiary of Agilent Technologies and with EDB Investments Pte Ltd. We believe our alliances with these companies give us access to select leading edge process technologies, moderate our development costs and capital expenditures and increase our fab utilization rates. The termination of either of these alliances could seriously harm our company.

  We may not be able to compete successfully in our industry.

     The worldwide semiconductor foundry industry is highly competitive. We compete with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, and United Microelectronics, or UMC, as well as the foundry operation services of some IDMs such as International Business Machines, or IBM. IDMs principally manufacture and sell their own proprietary semiconductor products, but may offer foundry services. Further, there have been a number of new entrants to the semiconductor foundry industry. Our competitors may have greater access to capital and substantially greater production, research and development, marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

     A number of semiconductor manufacturers, including our primary competitors and our company, have recently announced plans to increase their manufacturing capacity (including setting up fabrication facilities in Singapore) and, as a result, we expect that there will be a significant increase in worldwide semiconductor capacity over the next five years. If growth in demand for this capacity fails to match the growth in supply, or occurs more slowly than anticipated, there may be more intense competition and pressure on the pricing of our services may result. Any significant increase in competition may erode our profit margins and weaken our earnings.

     The principal elements of competition in the wafer foundry market include technical competence, time-to-market, research and development quality, available capacity, device yields, customer service and price. We cannot assure you that we will be able to compete successfully in the future, which could seriously harm our company.

  Our business depends in part on our ability to obtain and preserve intellectual property rights.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. As of December 31, 2000, we had filed an aggregate of 970 patent applications worldwide (520 of which were filed in the U.S.) and held 272 patents worldwide (219 of which are U.S. patents), relating to our production processes. We intend to continue to file patent applications when and where appropriate to protect our proprietary technologies. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that the Asian countries in which we market our services, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States.

  We may be subject to intellectual property rights disputes.

     Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States and elsewhere until they are granted. Although we are not currently a party to any material litigation involving patent infringement, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers we could be required to:

     - discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

     - pay substantial monetary damages;

     - seek to develop non-infringing technologies, which may not be feasible;
       or

     - seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.

     Our company could be seriously harmed by such developments. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could seriously harm our company.

RISKS RELATING TO MANUFACTURING

  We may experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems.

     The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is continuously being modified in an effort to improve device yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected or individual semiconductors on specific wafers to be non-functional, which in each case negatively affects our device yields. We have, from time to time, experienced production difficulties that have caused delivery delays, lower than expected device yields and the replacement of certain vendors of manufacturing equipment used in our production processes. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. These problems may result from, among other things, production failures, capacity constraints, construction delays, increasing production at new facilities, upgrading or expanding existing facilities or changing our process technologies. Any of these problems could seriously harm our company.

  We depend on our vendors of raw materials, supplies and equipment and do not typically have long-term supply contracts with them.

     We depend on our vendors of raw materials and supplies. To maintain competitive manufacturing operations, we must obtain from our vendors, in a timely manner, sufficient quantities of quality materials and supplies at acceptable prices. We obtain most of our materials and supplies, including critical materials such as raw semiconductor wafers, from a limited number of vendors. We purchase all of our key materials and supplies on a blanket purchase order basis. With the exception of one multi-year contract for the purchase of raw wafers, we do not have long term contracts with any other vendors. Further, although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short-term in nature. As a result, from time to time due to capacity constraints, vendors have extended lead times or limited the supply of required materials and supplies to us. Consequently, from time to time, we have experienced difficulty obtaining quantities of raw materials we need on a timely basis.

     In addition, from time to time, we may reject materials and supplies that do not meet our specifications, resulting in declines in output or device yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. If our ability to obtain sufficient quantities of raw materials and other supplies in a timely manner is substantially diminished or if there are significant increases in the costs of raw materials, it could seriously harm our company.

     We also depend on a limited number of manufacturers and vendors that make and sell the complex equipment we use in our manufacturing processes. In periods of high market demand, the lead times from order to delivery of this equipment could be as long as 12 months. If there are delays in the delivery of this equipment or if there are increases in the cost of this equipment, it could seriously harm our company. Further, the long lead time reduces our flexibility in responding to changing market conditions.

  We depend on ST Assembly Test Services Ltd for most of our semiconductor assembly and testing requirements.

     Semiconductor assembly and testing are complex processes which involve significant technological expertise and specialized equipment. We work with several vendors for the back-end portion of our turnkey services. However, to the extent that turnkey services are required by our customers, we currently subcontract to our affiliate ST Assembly Test Services Ltd, or STATS, a significant amount of such orders. STATS may, from time to time, experience production interruption due to, among other things, technical problems occurring during the assembly and testing processes. Because STATS is our major provider of these services, any prolonged interruption in STATS' operations or the termination of our affiliation with STATS could seriously harm our company.

  We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

     We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. Although we have implemented industry acceptable risk management controls at our manufacturing locations, the risk of fire associated with these materials cannot be completely eliminated and, in the past, we have had minor interruptions in production as a result of fire. We maintain insurance policies to guard against losses caused by fire. While we believe our insurance coverage for damage to our property and disruption of our business due to fire is adequate, we cannot assure you that it would be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of a fire, it would temporarily reduce manufacturing capacity and seriously harm our company.

  Our failure to comply with certain environmental regulations could seriously harm our company.

     We are subject to a variety of laws and governmental regulations in Singapore relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production process. While we believe that we are currently in compliance in all material respects with such laws and regulations, if we fail to use, discharge or dispose of hazardous materials appropriately, our company could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations. In addition, we could be required to pay for the cleanup of our properties if they are found to be contaminated even if we are not responsible for the contamination. We maintain insurance policies to guard against losses resulting from environmental harm caused by our company. While we believe our insurance coverage is adequate, we cannot assure you that it would be sufficient to cover all our potential losses.

RISKS RELATING TO OUR INFRASTRUCTURE

  We face several risks in constructing and equipping new fabrication plants.

     Where we expand by constructing new fabrication plants, there will be certain uncontrollable events that could delay the project or increase the costs of construction and equipping, even if we take the project management and planning steps we believe are necessary to complete the new fabrication plants on schedule and within budget. Such potential events include:

     - a major design and/or construction change caused by changes to the initial building space utilization plan or equipment layout;

     - technological, capacity and other changes to our plans for new fabrication plants necessitated by changes in market conditions;

     - shortages and late delivery of building materials and facility equipment;

     - delays in the installation, commissioning and qualification of our facility equipment;

     - a long and intensive wet season that limits construction;

     - a shortage of foreign construction workers or a change in immigration laws preventing such workers from entering Singapore;

     - strikes and labor disputes;

     - on-site construction problems such as industrial accidents, fires and structural collapse; and

     - delays in securing the necessary governmental approvals and land lease.

  We depend on key personnel and, due to the strong demand in Singapore for skilled labor, may have difficulty attracting sufficient numbers of skilled employees.

     Our success depends to a significant extent upon the continued service of our key senior executives and our engineering, marketing, customer services, manufacturing, support and other personnel. In addition, in connection with our growth plans, we are likely to need a greater number of experienced engineers and other employees in the future. The competition for skilled employees is intense. Due to the current shortage of experienced personnel in Singapore, we must recruit our personnel internationally. This is more expensive than hiring personnel locally, and therefore increases our operating costs. As of December 31, 2000, a majority of our employees were citizens of countries other than Singapore. We expect demand for personnel in Singapore to increase significantly in the future as new wafer fabrication facilities, including those of our competitors, are established in Singapore. If we were to lose the services of any of our existing key personnel without adequate replacements, or were unable to attract and retain new experienced personnel as we grow, it could seriously harm our company. We do not carry "key person" life insurance on any of our personnel.

  We may not be able to manage our growth, which could seriously harm our company.

     Until the end of 2000, we have experienced a period of significant growth. This growth has placed, and our future growth will place, a significant strain on our managerial, technical, financial, production, operational and other resources. In particular, by expanding our manufacturing facilities and equipping new facilities we may create additional capacity at our fabs, which, if not utilized, would reduce our profitability and could seriously harm our company.

RISKS RELATED TO INVESTMENTS IN A CONTROLLED CORPORATION

  Singapore Technologies controls our company and its interests may conflict with the interests of our other shareholders.

     As of December 31, 2000, ST and its affiliates beneficially own approximately 60.8% of our outstanding ordinary shares. As a result, ST is able to exercise control over many matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

     ST also provides us with financing, guarantees some of our debt and enters into forward foreign exchange contracts with us. While we believe that ST will continue to provide us credit and other support, ST has no obligation to do so and the availability and the amount of its support may not be at the same levels as previously provided.

     We also have contractual and other business relationships with ST and its affiliates and may engage in transactions from time to time that are material to us. Although the Audit Committee of our Board of Directors will review all material transactions between our company and ST, circumstances may arise in which the interests of ST and its affiliates could conflict with the interests of our other shareholders. Because ST and its affiliates own a significant portion of our ordinary shares, they could delay or prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. Our Articles of Association do not contain any provision requiring that ST and its affiliates own at least a majority of our ordinary shares.

RISKS RELATED TO INVESTMENT IN A FOREIGN CORPORATION

  We operate internationally and are therefore affected by problems in other countries.

     Our principal customers are located in the United States, Europe and Taiwan and our principal vendors are located in the United States, Japan and Europe. As a result, we are affected by economic and political conditions in those countries, including:

     - fluctuations in the value of currencies;

     - changes in labor conditions;

     - longer payment cycles;

     - greater difficulty in collecting accounts receivable;

     - burdens and costs of compliance with a variety of foreign laws;

     - political and economic instability;

     - increases in duties and taxation;

     - imposition of restrictions on currency conversion or the transfer of funds;

     - limitations on imports or exports;

     - expropriation of private enterprises; and

     - reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

     The geographical distances between Asia, the Americas and Europe also create a number of logistical and communications challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

  Economic conditions where our customers and their markets are located may have a negative impact on our revenue.

     A significant portion of our revenue is derived from sales to customers whose semiconductors are used in products that are sold in the U.S., Europe, Japan, Taiwan and other countries in East and Southeast Asia. Our results of operations in the future could be negatively impacted if the economic environment in these countries deteriorates. For example, in 1998, many countries in Asia experienced considerable currency volatility and depreciation, high interest rates and declining asset values. As a result, there was a general decline in business and consumer spending and a decrease in economic growth as compared with prior years. Although Singapore was not materially affected by these events, our results of operations in 1998 were affected by overall regional economic conditions because demand for semiconductor products generally rises as the overall level of economic activity increases and falls as activity decreases. More recently, the U.S. is experiencing a general slow down in economic growth as compared to prior years, and this has caused a decline in the demand for the products of our customers, which in turn has resulted in a decrease in demand for semiconductor wafers by our customers that are located in or that have markets in the U.S.

  Exchange rate fluctuations may affect the value of our securities.

     Our financial statements are prepared in U.S. dollars. Our net revenue is generally denominated in U.S. dollars and our operating expenses are generally incurred in U.S. dollars and Singapore dollars. Our capital expenditures are generally denominated in U.S. dollars, Japanese yen, Singapore dollars and other currencies. Although we hedge a portion of the resulting net foreign exchange position through the use of forward exchange contracts, we are still affected by fluctuations in exchange rates among the U.S. dollar, the Japanese yen, the Singapore dollar and other currencies. We are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar. For example, in 2000, substantially all of our revenue and approximately 75.7% of our cost of revenue were denominated in U.S. dollars. If the Singapore dollar strengthens against the U.S. dollar by 2.0%, our cost of revenue will increase by 0.5%. Likewise, if the Singapore dollar weakens against the U.S. dollar by 2.0%, our cost of revenue will decrease by 0.5%. Any significant fluctuation in exchange rates may harm our company. In addition, fluctuations in the exchange rate between the U.S. dollar and the Singapore dollar could affect the U.S. dollar value of our securities, and the value of any cash dividends if paid in U.S. or Singapore dollars.

  Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

     Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our Board of Directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in United States corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties.

  It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

     Our company is incorporated under the laws of the Republic of Singapore. Many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in or out of the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon United States securities laws.

     We have been advised by Allen & Gledhill, our Singapore legal counsel, that judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not enforceable in Singapore courts. Allen & Gledhill has also advised us that there is doubt as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

  Singapore law contains provisions that could discourage a takeover of our company.

     The Companies Act (Chapter 50) of Singapore, or the Companies Act, and the Singapore Code on Takeovers and Mergers contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his or her own or together with parties acting in concert with him or her, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the Singapore Code on Takeovers and Mergers. A takeover offer is also required to be made if a person holding between 25% and 50% (both inclusive) of the voting rights (either on his or her own or together with parties acting in concert with him or her) acquires an additional 3% of our voting shares in any 12-month period. The preceding provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. This may harm you because a transaction of that kind may allow you to sell your shares at a price above the prevailing market price.

RISKS RELATED TO OUR SECURITIES AND OUR TRADING MARKET

  The future sales of securities by our company or existing shareholders may hurt the price of our securities.

     If we or our shareholders sell a large number of our securities in the public market (including sales under this prospectus), the trading price of such securities could decrease dramatically. Any perception that these sales could occur could also result in a dramatic decline in the trading price of our securities. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. As of February 28, 2001, we had an aggregate of 1,380,266,279 ordinary shares outstanding (including ordinary shares represented by ADSs). ST and its affiliates own 839,069,380 of our outstanding ordinary shares. All of our outstanding shares are freely tradable in Singapore and in the United States (in the form of ADSs), except that the shares owned by our affiliates, including ST and its affiliates, may only be sold in the United States if registered or if they qualify for an exemption from registration, including under Rule 144 under the Securities Act of 1933. ST and its affiliate are registering an indeterminate number of ordinary shares up to a total dollar amount of $1,000,000,000 pursuant to the registration statement of which this prospectus is a part.

  The market prices of our securities have been and may continue to be highly volatile.

     The market prices of our securities have fluctuated widely and may continue to do so. For example, from our initial public offering in October 1999 through February 28, 2001, the trading price of our ADSs has ranged from a high of $105.75 per ADS to a low of $24.875 per ADS. During the same period, the trading price of our ordinary shares has ranged from a high of S$18.50 per ordinary share to a low of

S$4.40 per ordinary share. Many factors could cause the market prices of our securities to rise and fall. Some of these factors include:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations;

     - changes in estimates of our performance or recommendations by financial analysts;

     - market conditions in the semiconductor industry and economy as a whole;

     - introduction of new services by us or our competitors;

     - changes in market valuations of other foundries and semiconductor companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     - additions or departures of key personnel; and

     - other events or factors, many of which are beyond our control.

     The financial markets in the United States, Singapore and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the prices of our securities may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

 The Singapore securities market is relatively small and more volatile than U.S. markets and may cause the market price of our securities to fluctuate.

     The Singapore Exchange Securities Trading Limited, or the Singapore Exchange, is relatively small and more volatile than stock exchanges in the United States and certain other European countries. As of December 31, 2000, there were 388 Singapore companies listed on the Main Board of the Singapore Exchange and the aggregate market capitalization of listed equity securities of these companies was approximately $224 billion. For the year ended December 31, 2000, the average daily equity trading value on the Singapore Exchange (including shares traded on the CLOB International trading system) was approximately $380 million, with an annualized aggregate trading value of approximately $95 billion. The relatively small market capitalization of, and trading volume on, the Singapore Exchange may cause the market price of securities of Singapore companies, including our securities, to fluctuate in both the domestic and the international markets.

 New investors in our company may experience immediate and substantial dilution.

     The purchase price of any ordinary shares (including ordinary shares represented by ADSs) offered may be substantially higher than the net tangible book value of our outstanding ordinary shares. Investors who purchase ordinary shares (including ordinary shares represented by ADSs) in the offering may therefore experience immediate and significant dilution in the tangible net book value of their investment.

 An active or liquid market for the securities is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our securities will develop or how liquid that market will be. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the securities that are publicly held by unrelated parties. With regard to ADSs, although our ADS holders are entitled to withdraw the ordinary shares underlying the ADSs from the depositary at any time, there is no public market for our ordinary shares in the United States.

  Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement for the ADSs.

     Holders may exercise voting rights with respect to the ordinary shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Singapore law or under our Articles of Association that limit ADS holders' ability to exercise their voting rights through the depositary with respect to the underlying ordinary shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our Articles of Association require us to notify our shareholders at least 14 days in advance of any annual general meeting unless a special resolution is to be passed at that meeting, in which case at least 21 days' notice must be given. Our ordinary shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

     ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, as soon as practicable thereafter, mail to holders of ADSs:

     - the notice of such meeting;

     - voting instruction forms; and

     - a statement as to the manner in which instructions may be given by holders.

     To exercise their voting rights, ADS holders must then instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of ordinary shares. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting.

     Except as described in this document, holders will not be able to exercise voting rights attaching to the ADSs.

  Your ability to participate in any rights offering of our company is limited.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities under the deposit agreement relating to the ADSs. The depositary will not offer rights to holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act or are registered under provisions of the Securities Act. However, we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in rights offerings by us and may experience dilution of their holdings as a result.

                                USE OF PROCEEDS

     Except as otherwise described in any prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes, which may include capital expenditures, acquisitions, refinancings of indebtedness, working capital and repurchases/redemptions of securities.

     We will not receive any proceeds from the sale of any securities by the selling shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                                                         FOR THE
                                                                                       NINE MONTHS
                                                FISCAL YEAR ENDED DECEMBER 31,            ENDED
                                           ----------------------------------------   SEPTEMBER 30,
                                            1995    1996     1997     1998    1999        2000
                                           ------   -----    -----    -----   -----   -------------
Ratio of earnings to fixed charges.......   10.10X   6.33X      --       --    0.88X       6.97X
Deficiency of earnings available to cover
  fixed charges (in millions of US
  dollars)...............................      --      --    124.4    169.4     2.9          --

     For purposes of calculating the ratio of earnings to fixed charges and the deficiency, if any, earnings consists of income (loss) before income taxes, minority interest, and equity in income (loss) of equity affiliates, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consists of interest expensed and capitalized, plus amortization of capitalized expenses related to indebtedness, plus one-third of rental expenses on operating leases (such amounts representing the interest portion of rental expense). No preference dividends were made during the periods indicated.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     The debt securities will represent our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness, unless otherwise specified in the applicable prospectus supplement.

     The debt securities offered hereby will be issued under an indenture between us and trustee to be named in the prospectus supplement. We have summarized select portions of the indenture below. The summary is not complete. We have filed a copy of the indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions.

GENERAL

     The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and detailed or determined in the manner provided in an officers' certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

     We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities:

     - the title of the debt securities;

     - the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which we will pay the principal on the debt securities;

     - the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

     - the place or places where principal of, premium, and interest on the debt securities will be payable;

     - the terms and conditions upon which we may redeem the debt securities;

     - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

     - the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

     - whether the debt securities will be convertible into our ordinary shares (including ordinary shares represented by ADSs) or exchangeable for other of our securities, and if so, the terms of conversion or exchange;

     - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     - whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

     - the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

     - the currency of denomination of the debt securities;

     - the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

     - if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

     - the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

     - any provisions relating to any security provided for the debt securities;

     - any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

     - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

     - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

     - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

     We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

     If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

TRANSFER AND EXCHANGE

     Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the "Depositary"), or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security"), as described in the applicable prospectus supplement. Except as described under "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

     Certificated Debt Securities. You may transfer or exchange certificated debt securities at the trustee's office or paying agencies in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

     You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

     Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary. We expect the Depositary to follow the following procedures with respect to book-entry debt securities:

     Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security ("participants") or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described herein, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

     We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

     We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case maybe, as the registered holder of the related global debt security. (Section 2.14.5) We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those participants.

     We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

     We have obtained the foregoing information in this section concerning the Depositary and the Depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

COVENANTS

     Unless we state otherwise in (a) the applicable prospectus supplement and in a supplement to the indenture, (b) a board resolution, or (c) an officers' certificate delivered pursuant to the indenture, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness, or from securing any such indebtedness by a lien on any of our or our subsidiaries' property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person in a transaction in which we are not the surviving entity, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person") unless:

     - the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of Singapore or any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

     - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

     - certain other conditions are met. (Section 5.1)

EVENTS OF DEFAULT

     "Event of Default" means with respect to any series of debt securities, any of the following:

     - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

     - default in the payment of principal of or premium on any debt security of that series when due and payable;

     - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

     - default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

     - an event of default under any of our debt (including a default with respect to debt securities of any series other than that series) or any subsidiary, whether that debt exists today or is created at a later date,

        - if the default results from our failure to pay the debt when it becomes due;

        - the principal amount of the debt, together with the principal amount of any other debt in default for failure to pay principal at stated final maturity or the maturity of which has been accelerated, totals $100 million or more at any one time outstanding; and

        - the debt is not discharged or the acceleration is not rescinded or annulled within 30 days after we receive written notice as provided in the indenture; provided, that if the default with respect to such debt is remedied or cured by us or waived by the holders of such debt before entry of judgment in favor of the relevant trustee, then the event of default will be deemed likewise to have been remedied, cured or waived;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) An Event of Default may also be an event of default under our bank credit agreements in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain Events of Default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.

     If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) For information as to waiver of defaults see the discussion under "-- Modification and Waiver" below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an Event of Default and the continuation of an Event of Default.

     The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1(e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

     - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

     Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

     The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if its corporate trust committee or a committee of its responsible officers in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

MODIFICATION AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

     - change the amount of debt securities whose holders must consent to an amendment or waiver;

     - reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

     - reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

     - reduce the principal amount of discount securities payable upon acceleration of maturity;

     - waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

     - make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

     - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

     - waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities. (Section 9.3)

     Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.

     This discharge may occur only if, among other things, we have delivered to the trustee an officers' certificate and an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

     Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

     - we may omit to comply with the restrictive covenants contained in Sections 4.2, 4.3 through 4.6 and Section 5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers' certificate delivered pursuant to the indenture; and

     - Events of Default under Section 6.1(e) of the indenture will not constitute a default or an Event of Default with respect to the debt securities of that series.

     The conditions include:

     - depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

     - delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

     Covenant Defeasance and Events of Default. In the event we exercise our option not to comply with certain covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we will remain liable for those payments.

     "Foreign Government Obligations" means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

     - direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

     - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

                         DESCRIPTION OF ORDINARY SHARES

     Set forth below is a description of our share capital and a brief summary of the basic rights and privileges of our shareholders conferred by our Articles of Association and the laws of Singapore. This description is only a summary and is qualified by reference to Singapore law and our Articles of Association, as amended, a copy of which is filed as an exhibit to the registration statement we filed on Form F-1 on October 4, 1999 (Registration No. 333-88397), and is incorporated herein by reference.

ORDINARY SHARES

     Our authorized capital is S$800,000,000.540 consisting of 3,076,923,079 ordinary shares of par value S$0.26 each. We have only one class of shares, namely, the ordinary shares, which have identical rights in all respects and rank equally with one another. Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. Our directors may issue shares at a premium. If shares are issued at a premium, a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account.

     As of February 28, 2001, 1,380,266,279 ordinary shares were issued and outstanding. All of our ordinary shares are in registered form. We may, subject to the provisions of the Companies Act, purchase our own ordinary shares. However, we may not, except in circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own ordinary shares.

NEW ORDINARY SHARES

     New ordinary shares may only be issued with the prior approval in a general meeting of our shareholders. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Our shareholders have given us general authority to issue any remaining approved but unissued ordinary shares prior to our next annual general meeting. Subject to the foregoing, the provisions of the Companies Act and any special rights attached to any class of shares currently issued, all new ordinary shares are under the control of our Board of Directors who may allot and issue the same with such rights and restrictions as it may think fit. Our shareholders are not entitled to pre-emptive rights under the Articles of Association or Singapore law.

SHAREHOLDERS

     Only persons who are registered in our register of shareholders and, in cases in which the person so registered is The Central Depository (Pte) Limited, or the CDP, the persons named as the depositors in the depository register maintained by the CDP for our ordinary shares, are recognized as shareholders. We will not, except as required by law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of the ordinary share or of the person whose name is entered in the depository register for that ordinary share. We may close the register of shareholders for any time or times if we provide the Registrar of Companies and Businesses of Singapore at least 14 days' notice. However, the register may not be closed for more than 30 days in aggregate in any calendar year. We typically close the register to determine shareholders' entitlement to receive dividends and other distributions for no more than 10 days a year.

TRANSFER OF ORDINARY SHARES

     There is no restriction on the transfer of fully paid ordinary shares except where required by law. Our Board of Directors may only decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares on which we have a lien. Ordinary shares may be transferred by a duly signed instrument of transfer in any form acceptable to our Board of Directors. Our Board of Directors may also decline to register any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. We will replace lost or destroyed certificates for ordinary shares if we are properly notified and if the applicant pays a fee which will not exceed S$2 and furnishes any evidence and indemnity that our Board of Directors may require.

GENERAL MEETINGS OF SHAREHOLDERS

     We are required to hold an annual general meeting every year. Our Board of Directors may convene an extraordinary general meeting whenever it thinks fit and must do so if shareholders representing not less than 10% of the total voting rights of all shareholders request in writing that such a meeting be held. In addition, two or more shareholders holding not less than 10% of our issued share capital may call a meeting. Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring an affirmative vote of a simple majority of the votes cast at that meeting. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, requiring the affirmative vote of at least 75% of the votes cast at the meeting, is necessary for certain matters under Singapore law, including the voluntary winding up of the company, amendments to our Memorandum and Articles of Association, a change of our corporate name and a reduction in our share capital, share premium account or capital redemption reserve fund. We must give at least 21 days' notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days' notice in writing. The notice must be given to every shareholder who has supplied us with an address in Singapore for the giving of notices and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

VOTING RIGHTS

     A shareholder is entitled to attend, speak and vote at any general meeting, in person or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares through the CDP book-entry clearance system will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by the CDP 48 hours before the general meeting. Except as otherwise provided in our Articles of Association, two or more shareholders holding at least 33 1/3% of our issued and outstanding ordinary shares must be present in person or by proxy to constitute a quorum at any general meeting. Under our Articles of Association, on a show of hands, every shareholder present in person and each proxy shall have one vote, and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A poll may be demanded in certain circumstances, including by the chairman of the meeting or by any shareholder present in person or by proxy.

DIVIDENDS

     We may, by ordinary resolution, declare dividends at a general meeting, but we may not pay dividends in excess of the amount recommended by our Board of Directors. We must pay all dividends out of our profits or pursuant to Section 69 of the Companies Act. Our Board of Directors may also declare an interim dividend. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder's ordinary shares, unless the rights attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, our payment to the CDP of any dividend payable to a shareholder whose name is entered in the depository register shall, to the extent of payment made to the CDP, discharge us from any liability to that shareholder in respect of that payment.

BONUS AND RIGHTS ISSUE

     Our Board of Directors may, with the approval of our shareholders at a general meeting, capitalize any reserves or profits (including profit or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. Our Board of Directors may also issue rights to take up additional ordinary shares to shareholders in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue.

TAKEOVERS

     The Companies Act and the Singapore Code on Takeovers and Mergers regulate the acquisition of ordinary shares of public companies and contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company. Any person acquiring an interest, either on his own or together with parties acting in concert with him, in 25% or more of our voting shares must extend a takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers and Mergers. "Parties acting in concert" include a company and its related and associated companies, a company and its directors (including their relatives), a company and its pension funds, a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, and a financial advisor and its client in respect of shares held by the financial advisor and shares held by funds managed by the financial advisor on a discretionary basis where the shareholdings of the financial advisor and any of those funds in the client total 10% or more of the client's equity share capital. An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding, either on his own or together with parties acting in concert with him, between 25% and 50% of the voting shares acquires additional voting shares representing more than 3% of the voting shares in any 12 month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     If our company liquidates or in the event of any other return of capital, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings, subject to any special rights attaching to any other class of shares.

INDEMNITY

     As permitted by Singapore law, our Articles of Association provide that, subject to the Companies Act, we will indemnify our Board of Directors and officers against any liability incurred in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee. We may not indemnify directors and officers against any liability which by law would otherwise attach to them in respect of any negligence, wilful default, breach of duty or breach of trust of which they may be guilty in relation to our company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE SHARES

     Except as described in "-- Voting Rights" and "-- Takeovers" above, there are no limitations imposed by Singapore law or by our Articles of Association on the rights of non-resident shareholders to hold or vote ordinary shares.

SUBSTANTIAL SHAREHOLDINGS

     Under the Companies Act, a person has a substantial shareholding in a company if he has an interest (or interests) in one or more voting shares in the company and the nominal amount of that share (or the aggregate amount of the nominal amounts of those shares) is not less than 5 per cent. of the aggregate of the nominal amount of all voting shares in the company. A person having a substantial shareholding in a company is required to make certain disclosures under the Companies Act, including the particulars of his interests in that company and the circumstances by which he has such interests.

MINORITY RIGHTS

     The rights of minority shareholders of Singapore-incorporated companies are protected under Section 216 of the Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of our company, as they think fit to remedy any of the following situations:

     - our affairs are being conducted or the powers of our Board of Directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of our shareholders; or

     - we take an action, or threaten to take an action, or the shareholders pass a resolution, or threaten to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of our shareholders, including the applicant.

     Singapore courts have wide discretion as to the reliefs they may grant and those reliefs are in no way limited to those listed in the Companies Act itself. Without prejudice to the foregoing, Singapore courts may:

     - direct or prohibit any act or cancel or vary any transaction or resolution;

     - regulate our affairs in the future;

     - authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

     - provide for the purchase of a minority shareholder's shares by our other shareholders or by our company and, in the case of a purchase of shares by us, a corresponding reduction of our share capital;

     - provide that our Memorandum or Articles of Association be amended; or

     - provide that our company be wound up.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

     ADSs represent ownership interests in securities that are on deposit with a depositary bank. Citibank, N.A., located at 111 Wall Street, New York, New York 10043, is the depositary bank for our ADSs. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. Our custodian is Citibank Nominees Singapore Pte Ltd, located at 300 Tampines Avenue #07-00, Tampines Junction, Singapore 529653.

     We appointed Citibank, N.A. as our depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement as indicated above under "Where You Can Find More Information."

     The following is a summary description of the ADSs and your rights as an owner of ADSs. Please note that your rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

     Each ADS represents ten ordinary shares on deposit with the custodian bank. An ADS also represents any other property received by the depositary or the custodian on behalf of the owner of the ADS that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

     If you become an owner of an ADS, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of Singapore, which may be different from the laws in the United States.

     As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name.

ISSUANCE OF ADSS UPON DEPOSIT OF ORDINARY SHARES

     The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.

     The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

     When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

     - your ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

     - all preemptive and similar rights, if any, with respect to your ordinary shares have been validly waived or exercised;

     - you are duly authorized to deposit the ordinary shares;

     - your ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be, except as provided in the deposit agreement, "restricted securities" (as defined in the deposit agreement); and

     - the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

     If any of the representations or warranties are false in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

WITHDRAWAL OF ORDINARY SHARES UPON CANCELLATION OF ADSS

     As a holder of ADSs, you will be entitled to present your ADSs to the depositary for cancellation and then receive the underlying ordinary shares at the custodian's offices. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of

ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

     If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. As noted above, the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

     You will have the right to withdraw the ordinary shares represented by your ADSs at any time subject to:

     - temporary delays that may arise because the transfer books for the ordinary shares or the ADSs are closed or when ordinary shares are immobilized as a result of a shareholders' meeting or a payment of dividends, if any;

     - your obligation to pay fees, taxes and similar charges; and

     - restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

     The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

DIVIDENDS AND DISTRIBUTIONS

     As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

DISTRIBUTIONS OF CASH

     Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary. Upon receipt of such notice, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to holders.

     The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect of securities on deposit.

DISTRIBUTIONS OF ORDINARY SHARES

     Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

     The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

     New ADSs will not be distributed if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

ELECTIVE DISTRIBUTIONS

     Whenever we intend to distribute a dividend payable at the election of shareholders, either in cash or in additional shares, we will give prior notice of the distribution to the depositary and will indicate whether we wish the distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practical.

     The depositary will make the election available to you only if it is reasonably practical and if we have provided the depositary all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

     If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Singapore would receive for failing to make an election, as more fully described in the deposit agreement.

DISTRIBUTIONS OF RIGHTS

     Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. Upon the exercise of any such rights, you may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs. Please note that the depositary bank is not obligated to establish procedures to facilitate the distribution and exercise of such rights.

     The depositary will not distribute the rights to you if:

     - we do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

     - we fail to deliver satisfactory documents to the depositary bank, such as opinions addressing the lawfulness of the transaction; or

     - it is not reasonably practicable to distribute the rights.

     The depositary will sell any rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of the sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse, in which case you will receive no value for such rights.

OTHER DISTRIBUTIONS

     Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

     If it is reasonably practicable to distribute such property to you and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, it will distribute the property to you in a manner it deems practicable.

     The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

     The depositary will not distribute the property to you and will sell the property if:

     - we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

     - we do not deliver satisfactory documents to the depositary bank; or

     - the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

     The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

REDEMPTION

     Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide the depositary bank all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the redemption to the holders.

     The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

CHANGES AFFECTING ORDINARY SHARES

     The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

     If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

VOTING RIGHTS

     As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described under the heading "Description of Ordinary Shares" in this prospectus.

     The depositary will mail to you any notice of shareholders' meeting received from us, together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

     If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

     Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

FEES AND CHARGES

     As an ADS holder, you will be required to pay the following service fees to the depositary:

SERVICE                                                               FEES
-------                                                               ----
Issuance of ADSs..........................................  Up to 5c per ADS issued
Cancellation of ADSs......................................  Up to 5c per ADS canceled
Exercise of rights to purchase additional ADSs............  Up to 5c per ADS issued
Distribution of shares or other free distributions........  Up to 5c per ADS held
Distribution of cash upon sale of rights and other
  entitlements............................................  Up to 2c per ADS held

     As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

     - fees for the transfer and registration of ordinary shares (i.e., upon deposit and withdrawal of ordinary shares);

     - expenses incurred for converting foreign currency into U.S. dollars;

     - expenses for cable, telex and fax transmissions and for delivery of securities; and

     - taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

     We have agreed to pay certain other charges and expenses of the depositary. Please note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

AMENDMENTS AND TERMINATION

     We may agree with the depositary to modify the deposit agreement at any time without your consent. Except in very limited circumstances enumerated in the deposit agreement, we have agreed to give holders 30 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement.

     You will be bound by any modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs, except as permitted by law.

     We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.

     Upon termination of the deposit agreement, the following will occur:

     - for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During such six month period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs; and

     - after the expiration of such six month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

BOOKS OF DEPOSITARY

     The depositary will maintain ADS holder records at its depositary office. You may inspect these records at the depositary's office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

     The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

     The deposit agreement limits our obligations and the depositary's obligations to you. We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith. Please note the following:

     - The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

     - The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

     - We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

     - We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Memorandum and Articles of Association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

     - We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Memorandum and Articles of Association or in any provisions of securities on deposit.

     - We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

     - We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

     - We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

PRE-RELEASE TRANSACTIONS

     The depositary may, under certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as
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"pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The deposit agreement requires that the ADSs be fully collateralized before any ADSs are pre-released. The depositary may retain the compensation received from the pre-release transactions.

TAXES

     You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

     The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained by you.

FOREIGN CURRENCY CONVERSION

     The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

     If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

     - convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

     - distribute the foreign currency to holders for whom the distribution is lawful and practical; and

     - hold the foreign currency, without liability for interest, for the applicable holders.

                        DESCRIPTION OF PREFERENCE SHARES

     Our Articles of Association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our Board of Directors may determine and may issue preference shares which are, or at our option are, subject to redemption, subject to certain limitations. The transfer agent, registrar, and dividend disbursement agent for a series of preference shares will be named in a prospectus supplement. The registrar for preference shares, if any, will send notices to shareholders of any meetings at which holders of the preference shares have the right to elect directors or to vote on any other matter. If we offer preference shares, the specific designations and rights will be described in a prospectus supplement and a description will be filed with the SEC. The prospectus supplement will also set forth some or all of the following terms regarding the preference shares:

     - specific designation;

     - number of shares;

     - liquidation value;

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

     - dividend rights;

     - liquidation and redemption rights;

     - voting rights;

     - other rights, including conversion or exchange rights, if any; and

     - any other specific terms.

                            DESCRIPTION OF WARRANTS

     We may issue warrants, including warrants to purchase ordinary shares, ADSs, preference shares, debt securities or other securities. We may issue warrants independently or together with other securities that may be attached to or separate from the warrants. The terms of warrants will be set forth in a prospectus supplement which will describe, among other things:

     - the designation of the warrants;

     - the securities into which the warrants are exercisable;

     - the exercise price;

     - the aggregate number of warrants to be issued;

     - the principal amount of securities purchasable upon exercise of each warrant;

     - the price or prices at which each warrant will be issued;

     - the procedures for exercising the warrants;

     - the date upon which the exercise of warrants will commence;

     - the expiration date; and

     - any other material terms of the warrants.

                              SELLING SHAREHOLDERS

     The selling shareholders may be ST or its affiliate Singapore Technologies Semiconductors Pte Ltd (or any of their respective pledgees or donees). The selling shareholders may offer, in the aggregate, an indeterminate number of ordinary shares (directly or in the form of ADSs) up to a total dollar amount of $1,000,000,000. As of February 28, 2001, the selling shareholders own, in the aggregate, 839,069,380 of our ordinary shares, representing 60.8% of our outstanding ordinary shares. The prospectus supplement for any offering of the ordinary shares (directly or in the form of ADSs) by the selling shareholders will include the following information:

     - the names of the selling shareholders;

     - the number of ordinary shares (directly or in the form of ADSs) held by each of the selling shareholders;

     - the percentage of ordinary shares (directly or in the form of ADSs) held by each of the selling shareholders; and

     - the number of ordinary shares (directly or in the form of ADSs) offered by each of the selling shareholders.

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

                              PLAN OF DISTRIBUTION

     We and/or the selling shareholders may sell or distribute the securities:

     - through underwriters;

     - through agents;

     - to dealers; or

     - directly to one or more purchasers.

     In particular, the selling shareholders (including any donee or pledgee thereof) may sell or distribute their ordinary shares (directly or in the form of ADSs) from time to time in one or more public or private transactions, including:

     - block trades;

     - on any exchange or in the over-the-counter market;

     - in transactions otherwise than on an exchange or in the over-the-counter market;

     - through the writing of put or call options relating to such securities;

     - the short sales of such securities;

     - through the lending of such securities;

     - through the distribution of such securities by any selling shareholder to its partners, members or shareholders; or

     - through a combination of any of the above.

     Any sale or distribution may be effected by us or the selling shareholders:

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices;

     - at varying prices determined at the time of sale; or

     - at negotiated or fixed prices.

     A prospectus supplement will set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us and/or the selling shareholders from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

THROUGH UNDERWRITERS

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the securities if any are purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions
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

and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

THROUGH AGENTS OR TO DEALERS

     We and/or the selling shareholders may sell the securities directly or through agents we and/or the selling shareholders designate from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus will be named, and any commissions payable by us and/or the selling shareholders to an agent will be set forth, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If dealers are used in any of the sales of securities covered by this prospectus, we and/or the selling shareholders will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transactions will be set forth in a prospectus supplement.

DIRECT SALES

     We and/or the Selling Shareholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.

DELAYED DELIVERY

     If so indicated in a prospectus supplement, we and/or the selling shareholders will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us and/or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

GENERAL

     Agents, dealers, selling shareholders and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholders to indemnification by us and/or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our and/or the selling shareholders' behalf.

     Selling shareholders also may resell all or a portion of their ordinary shares (in the form of ADSs) in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Any debt securities, preference shares or warrants may, but are not expected to, be listed on any securities exchange.

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

                                 LEGAL MATTERS

     Some legal matters relating to the validity of the debt securities and the warrants will be passed upon by Latham & Watkins. The validity of our ordinary shares and preference shares will be passed upon by Allen & Gledhill, our Singapore counsel. Latham & Watkins may rely upon Allen & Gledhill with respect to some matters governed by Singapore law.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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                      MERRILL LYNCH (SINGAPORE) PTE. LTD.


THE DEVELOPMENT BANK OF       OVERSEA-CHINESE BANKING       UNITED OVERSEAS BANK
    SINGAPORE LTD               CORPORATION LIMITED                LIMITED


                               SEPTEMBER 14, 2002



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